RECEIVED

2005 JAN 24 A 11:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE


COMPASS
GROUP

By Air Mail

05005269

SUPPL

14 January 2005

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W
Washington, D.C. 20549
United States

Ladies And Gentlemen

Re: Compass Group PLC (Exemption Number 82-5161) - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of Compass Group PLC, a public limited company incorporated under the laws of England and Wales, we herewith submit the following information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the ***Exchange Act***).

I NEWS RELEASES

1. Compass Group PLC – appoints Steve Lucas as a non-executive director (July 7, 2004).
2. Compass Group PLC – Levy Restaurants and Wolfgang Puck Catering and Events Awarded 10-year contract by AEG (August 4, 2004).
3. Compass Group PLC Trading Update (September 9, 2004).
4. Compass Group PLC – Our Great Olympic Team (September 10, 2004).
5. Compass Group PLC – Nick Vadis Named Third Best Chef in the UK (October 1, 2004).
6. Compass Group PLC – Restaurant Associates serves up a great deal at the London Stock Exchange (October 15, 2004).
7. Compass Group PLC – Appoints Hoxton Apprentices (October 19, 2004).
8. Compass Group PLC – New Mitsitam Native Foods Café Offers a Unique Menu (October 28, 2004).

PROCESSED
JAN 24 2005
THOMSON FINANCIAL

Compass Group PLC
Compass House, Guildford Street, Chertsey, Surrey KT16 9BQ
Telephone 01932 573000 Facsimile 01932 569956
Registered Number 4083914 Registered in England VAT number 466/4777/01

9. Compass Group PLC – Canteen Inks Official Partnership with NASCAR and Launches NASCAR Express Cuisine Vending Destinations (October 28, 2004).

10. Compass Group PLC – Rail Gourmet wins SNCF contract in France (October 28, 2004).

11. Compass Group PLC – Preliminary Results for the year ended 30 September 2004 (November 30, 2004).

12. Compass Group PLC – Asian Disaster Statement (January 6, 2005).

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notificaton from Compass Group PLC relating to the grant of options over shares under the terms of the Company's Share Option Plan to certain Compass Group directors (June 7, 2004).

2. Notification from Compass Group PLC relating to major interests in its shares held by Artisan Partners Limited Partnership (June 21, 2004).

3. Notification from Compass Group PLC relating to the grant of options over shares under the terms of the Company's SAYE Scheme to Clive Grundy (July 1, 2004).

4. Notification from Compass Group PLC relating to the grant of options over shares under the terms of the Company's SAYE Scheme to Andrew Martin (July 1, 2004).

5. Notification from Compass Group PLC relating to the grant of options over shares under the terms of the Company's SAYE Scheme to Andrew Lynch (July 1, 2004).

6. Notification from Compass Group PLC relating to the appointment of Steve Lucas as a non-executive director (July 7, 2004).

7. Notification from Compass Group PLC – Trading Statement (September 9, 2004).

8. Notification from Compass Group PLC relating to the purchase of 100,000 shares in the Company by Michael Bailey (September 9, 2004).

9. Notification from Compass Group PLC relating to the purchase of 41,035 shares in the Company by Sir Francis Mackay (September 9, 2004).

10. Notification from Compass Group PLC relating to the purchase of 100,000 shares in the Company by Alain Dupuis (September 10, 2004).

11. Notification from Compass Group PLC relating to the purchase of 12,600 shares in the Company by Peter Cawdron (September 10, 2004).

12. Notification from Compass Group PLC relating to major interests in its shares held by Artisan Partners Limited Partnership (September 16, 2004).

13. Notification from Moneybox PLC relating to a new contract to secure supplier ATM deal with Compass Group (October 4, 2004).

14. Notification from Compass Group PLC - Block-listing Six monthly review (October 6, 2004).

15. Notification from Compass Group PLC relating to major interests in its shares held by Scottish Widows Investment Partnership Limited (October 12, 2004).

16. Notification from Compass Group PLC - Additional Block-listing of 6 million new shares to be issued in connection with the Company's share option plans (October 13, 2004).

17. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (October 14, 2004).

18. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (November 17, 2004).

19. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (November 23, 2004).

20. Notification from Compass Group PLC – preliminary results for the year ended September 30, 2004 (November 30, 2004).

21. Notificaton from Compass Group PLC relating to the grant of options over shares under the terms of the Company's Share Option Plan to certain Compass Group directors (December 1, 2004).

22. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (December 9, 2004).

23. Notificaton from Compass Group PLC relating to conditional awards over shares under the terms of the Company's Long Term Incentive Plan made to certain Compass Group directors (December 21, 2004).

24. Notification from Compass Group PLC relating to the sale of 895,000 shares in the Company by Alain Dupuis (December 23, 2004).

25. Notification from Compass Group PLC relating to major interests in its shares held by Lloyds TSB Group PLC and its Subsidiaries (December 30, 2004).

great people
great service
great results

26. Notification from Compass Group PLC that copy of its Annual Report 2004 will be available for inspection at the UK Listing Authority's Document Viewing Facility (January 4, 2005).

III REPORTS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Compass Group PLC – Audited Annual Report & Accounts for the financial year ended 30 September 2004 (January 4, 2005).

IV INFORMATION FILED AT COMPANIES HOUSE IN THE UNITED KINGDOM

1. Companies Form No. 288a Appointment of Steve Lucas as a director of Compass Group PLC (July 7, 2004).

2. Companies Form No. 366a Annual Return of Compass Group PLC (September 29, 2004).

Please note that the information set forth in this letter and the information enclosed herewith are being furnished on behalf of Compass Group PLC under subparagraph (b)(1)(i) of Rule 12g3-2 with the understanding that (i) the information will not be deemed filed with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the information constitutes an admission for any purpose that Compass Group PLC is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the undersigned on (+44) 01932 573159.

Yours sincerely

Andrew V Derham
Deputy Company Secretary

Encls

I NEWS RELEASES

1. Compass Group PLC – appoints Steve Lucas as a non-executive director (July 7, 2004).
2. Compass Group PLC – Levy Restaurants and Wolfgang Puck Catering and Events Awarded 10-year contract by AEG (August 4, 2004).
3. Compass Group PLC Trading Update (September 9, 2004).
4. Compass Group PLC – Our Great Olympic Team (September 10, 2004).
5. Compass Group PLC – Nick Vadis Named Third Best Chef in the UK (October 1, 2004).
6. Compass Group PLC – Restaurant Associates serves up a great deal at the London Stock Exchange (October 15, 2004).
7. Compass Group PLC – Appoints Hoxton Apprentices (October 19, 2004).
8. Compass Group PLC – New Mitsitam Native Foods Café Offers a Unique Menu (October 28, 2004).
9. Compass Group PLC – Canteen Inks Official Partnership with NASCAR and Launches NASCAR Express Cuisine Vending Destinations (October 28, 2004).
10. Compass Group PLC – Rail Gourmet wins SNCF contract in France (October 28, 2004).
11. Compass Group PLC – Preliminary Results for the year ended 30 September 2004 (November 30, 2004).
12. Compass Group PLC – Asian Disaster Statement (January 6, 2005).



Print

Compass Group appoints Steve Lucas as a Non-Executive Director

7th July 2004

COMPASS GROUP PLC

Compass Group appoints Steve Lucas as a Non-Executive Director

Compass Group PLC announces today that Steve Lucas has been appointed a non-executive director of Compass Group with immediate effect.

Steve Lucas (50) is Group Finance Director of National Grid Transco plc having been previously Executive Director, Finance of Lattice Group plc. He is a Chartered Accountant and since leaving private practice in 1983 has held a number of senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group plc.

Sir Francis Mackay, Chairman of Compass Group, commented:

"I am delighted to welcome Steve to the Board of Compass Group. He is a highly successful and respected businessman and I am sure that with his wealth of experience he will make a significant contribution to the development of Compass Group."

Compass Group confirms that there are no details to report under paragraph 6.F.2 (b) to (g) of the UK Listing Authority Listing Rules in respect of Steve Lucas.

Enquiries:

Compass Group **+44 (0) 1932 573 000**
Sarah Ellis, Director Investor Relations
Paul Kelly, Director Corporate Affairs

Brunswick **+44 (0) 20 7404 5959**
Simon Sporborg
Pamela Small

Note to Editors

Compass Group is the world's largest foodservice company with

annual revenues in excess of £12 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world.

For more information, visit www.compass-group.com

END

82-5161


COMPASS
GROUP


OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Print

Compass Group PLC Levy Restaurants and Wolfgang Puck Catering and Events Awarded 10-year contract by AEG

4 August 2004

COMPASS GROUP PLC

Levy Restaurants and Wolfgang Puck Catering and Events Awarded 10-year contract by AEG

Compass Group announces that its fine dining subsidiaries, Levy Restaurants and Wolfgang Puck Catering and Events, have been awarded a 10-year contract to provide fine dining and catering at all AEG sports and entertainment properties throughout the world (see Notes to Editors attached).

This agreement represents a significant expansion of existing relationships between AEG, Levy Restaurants and Wolfgang Puck Catering and Events. The three companies intend ultimately to create a joint venture to oversee all aspects of this agreement and will continue to explore and develop new business ventures and properties for the partnership.

Levy Restaurants has provided premium dining at the AEG-owned STAPLES Center since it opened in 1999 and Wolfgang Puck Catering and Events has provided full service catering and concessions for the Kodak Theatre in Hollywood (home of the Oscars®) and the Colosseum at Ceasars Palace, Las Vegas since 2001. The new partnership will further develop the catering at these venues. For example, from 1st August 2004, Levy Restaurants expanded its existing services at the STAPLES Center to include on-site concessions as well as premium catering for suites and boxes.

The new partnership will cater for millions of guests at other prestigious AEG venues such as The Home Depot Center in Carson, California, where operations commenced on 19th July 2004 to coincide with the launch of the 2004 JP Morgan Chase Open tennis championships. Levy Restaurants provided premium catering for all suites and boxes and Wolfgang Puck Catering and Events provided catering at the event's Tennis Village.

AEG is currently developing a number of new sites including London's Millennium Dome, a 28-acre site along the Thames River and Berlin's National Arena, a 50-acre site in the heart of the city. AEG is also overseeing the development of L.A. Live, a proposed 4 million square foot development including a 7,000 seat theatre and a 1,200 seat convention centre adjacent to the STAPLES Center in Los Angeles.

Michael J. Bailey, Chief Executive, Compass Group, said: "We are

delighted with this significant expansion of the partnership between AEG and our Group partners Levy Restaurants and Wolfgang Puck Catering and Events and we look forward to the opportunity to further expand our Group's services to other prestigious AEG venues across both North America and the world."

Enquiries:

Compass Group **+44 (0) 1932 573 000**
Sarah Ellis, Director Investor Relations

Brunswick **+44 (0) 20 7404 5959**
Simon Sporborg
Pamela Small

Notes to Editors

About Compass Group
Compass Group is the world's largest foodservice company with annual revenues in excess of £12 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world.
For more information, visit www.compass-group.com

About Levy Restaurants
Chicago-based Levy Restaurants is the US market leader in sports and entertainment dining. The company owns, manages or operates 91 locations, including 25 restaurants and 66 sports and entertainment venues in the US, Canada and the United Kingdom. Levy's portfolio includes award-winning restaurants such as Spiaggia and Bistro 110 in Chicago and Fulton's Crab House in Walt Disney World, as well as Super Bowls, the GRAMMY Awards, major league all-star and championship games, the World Series, the Kentucky Derby and NASCAR racing. For more information visit www.levyrestaurants.com

About Wolfgang Puck Catering and Events
Wolfgang Puck's restaurant concepts have been on the creative edge of fine dining for more than two decades. Wolfgang Puck Catering and Events operates restaurants and catering services at many event venues and cultural centres the US such as the Chicago Museum of Contemporary Art, the St. Louis Science Center, the Natural History Museum of Los Angeles County and at prestigious events such as the Academy Awards® Governors Ball and The Annual Lincoln Park Zoo Gala. For more information visit www.wolfgangpuck.com

About AEG
AEG is one of the leading sports and entertainment presenters in the world. AEG, a wholly owned subsidiary of The Anschutz Corporation, owns or controls a collection of companies including facilities such as STAPLES Center, The Forum (as exclusive booking agent for sports and entertainment programming), HealthSouth Training Center, NOKIA live at Grand Prairie and Kodak Theater (as operator); sports franchises including the Los Angeles Kings (NHL), the Manchester

Monarchs (AHL), Reading Royals (ECHL), Chicago Fire, DC United, Los Angeles Galaxy, Metrostars and San Jose Earthquakes (MLS), five hockey franchises operated in Europe and management of shares of the Los Angeles Lakers (NBA) and Los Angeles Sparks (WNBA) owned by Philip Anschutz; AEG Marketing, a sponsorship, sales, naming rights and consulting company; AEG Merchandising, a multi-faceted merchandising company; AEG Creative, a full-service marketing and advertising agency and AEG LIVE, a collection of companies devoted to all aspects of live entertainment including: AEG TV (formerly Spring Communications) devoted to creation and marketing of live events for pay-per-view and other electronic media; Creative Battery, producers of live entertainment for a variety of media and venues; AEG Tours & Special Events and Golden Voice, live entertainment promotion and touring companies.

AEG Owned or Operated Venues:

- STAPLES Center: Los Angeles, California
- The Home Depot Center: Carson, California
- Colosseum at Caesars Palace: Las Vegas, Nevada
- Kodak Theatre: Hollywood, California
- NOKIA Live at Grand Prairie, Grand Prairie, Texas
- NOKIA Theatre Los Angeles (in development): Los Angeles, California
- Millennium Dome Arena (in development): London, United Kingdom
- National Arena (in development): Berlin, Germany



Print

Compass Group PLC Trading Update - September 9 2004

9 September 2004

Compass Group PLC: Trading Update

Compass Group PLC will issue its Preliminary Results for the year ending 30 September 2004 on 30 November 2004. Prior to its closed period, Compass issues a trading update.

Turnover Growth

Full year like for like turnover growth for the Group is expected to be 7%. Strong growth in new business of 12% is expected to be achieved as a result of record new contract gains with a total value of approximately £1.3 billion and a contract retention rate of 95% (in line with the rate reported in 2003). Throughput is expected to be broadly flat.

New business has been driven by the continued trend in outsourcing particularly in Healthcare and Education with increased activity in Defence, Offshore and Remote Site.

Profit

The roll out of the UK purchasing model to countries outside the UK continues to gather momentum. The business has achieved the savings that were anticipated at the start of the year and the Group is confident that it will achieve on-going cost savings in line with expectations.

For 2004 and onward, total operating profit before goodwill amortisation is expected to be reduced by £30 million in relation to the following:

In the UK, one of our major distributors has experienced financial difficulties and we are transferring this business to an alternative major distributor. Exiting the current arrangement will incur additional costs in 2004 and there will be higher ongoing costs as a result of switching to the new distributor.

Also in the UK, a number of contracts with Local Education Authorities awarded over the past two years are failing to deliver the margins we anticipated due to increased labour costs and lower than expected throughput, allied to pressure on school meals budgets from these clients.

We have recently secured a number of important in-store restaurant contracts in the UK where we are beginning to incur start-up costs that are being expensed. These contracts will be mobilized over the next three years and further start up costs will be incurred over this

period.

Finally, trading conditions over the summer in Continental Europe, particularly France and the Netherlands, have been disappointing, resulting in reduced throughput and pressure on margins.

Except for the above items, like for like operating margins for 2004 are expected to be in line with previous expectations.

Following a recent review with our actuaries, the Group now expects pension costs in respect of the UK defined benefit schemes to increase by £15 million from 2005 and onwards.

Tax
For 2004 and 2005, tax on profit on ordinary activities before goodwill amortisation is expected to be approximately 24% and the cash tax rate approximately 18%.

Basic Earnings Per Share
Underlying growth for 2004 in basic earnings per share before goodwill amortisation and exceptional items is expected to be approximately 8%.

Free Cash Flow
Free cash flow for 2004 will be affected by two developments in the business. Firstly, the rapid growth in Defence, Offshore and Remote Site has required a significant investment of approximately £100 million in additional working capital to ensure the smooth operation of the contracts reflecting the nature of the business and the increasingly challenging logistical issues. Secondly, there will be a change in the payment profile with respect to a number of suppliers also with an expected £100 million impact. The overall working capital outflow will therefore be approximately £200 million higher than previously expected but free cash flow will benefit from approximately £100 million arising from a cash receipt in respect of the monetisation of interest rate swaps.

Outlook
The outlook for the business remains encouraging. Turnover growth in each of the sectors continues to be strong, reinforcing the significant growth potential in contract foodservice, particularly in Healthcare, Education and Defence, Offshore and Remote Site. We continue to expect to achieve 7% like for like turnover growth for 2004. The fundamentals of the business are strong and the focus continues to be very clearly on driving organic growth. We have significantly reduced spend on new acquisitions in 2004 to approximately £160 million. We expect to reduce this further in 2005.

The early indicators for 2005 are good and we remain confident of achieving like for like turnover growth of at least 6%. There will be a continuing focus on driving organic growth, free cash flow and return on capital employed.

NB: A selection of recent contract gains, renewals and extensions is included in the attached notes.

ENDS

Teleconference
A teleconference for investors and analysts will start at 8.45am (BST) on Thursday September 9, 2004. To participate in the teleconference call dial: +44 (0) 1452 541 077, password "Compass Group".

A replay of the call will be available for eight days by dialling +44 (0) 1452 550 000, Passcode 1903330#.

Enquiries

Compass Group **+44 (0) 1932 573 000**
Michael J Bailey, Group Chief Executive
Andrew Martin, Group Finance Director
Sarah Ellis, Director Investor Relations

Brunswick **+44 (0) 20 7404 5959**
Simon Sporborg
Pamela Small

Notes to Editors

1. Compass Group is the world's largest foodservice company with annual revenues in excess of £12 billion. Compass Group has over 415,000 employees working in more than 90 countries around the world.
   For more information, visit **www.compass-group.com**

2. New contract gains, extensions and renewals recently awarded:

UK

Retail & Travel

- **Eurostar** extended its contract with Momentum, a Compass / Cremonini SpA joint venture, for a further two years with an annual turnover of £27 million.

Sports & Leisure

- **Henley Royal Regatta** renewed and expanded its contract with All Leisure for a further five years with an annual turnover of £2 million.
- **Royal Horticultural Halls and Conference Centre** awarded All Leisure a new seven-year contract with an annual turnover of £728,000.

Business & Industry

- **London Stock Exchange** renewed its contract with Restaurant Associates for a further three years with an

annual turnover of £1 million.

- **Microsoft** renewed its contract with Baxter and Platts for a further three years with an annual turnover of £2.7 million.

Vending

- **Centrica** awarded Selecta, in conjunction with Eurest, a new five-year contract with an annual turnover of £1.4 million for vending alone.

Defence, Offshore & Remote Service

- ESS Support Services Worldwide(Aberdeen) was awarded a number of new contracts, including: a new seven-year contract with **Britannia Operator Limited**, a joint venture between ChevronTexaco and ConocoPhilips; a new contract with **Technip** for up to five years; and extended its existing offshore contract with **Maersk** for a further five years, as well as expanding the contract for additional services. The aggregated annual turnover of these contracts is £7.5 million.

NORTH AMERICA

Sports & Leisure

- **AEG** awarded Levy Restaurants and Wolfgang Puck Catering & Events a new ten-year contract, to provide fine dining and catering at all AEG sports and entertainment properties globally.

Education

- **Newark Public Schools** (NJ) awarded Chartwell's School Division a new contract for up to five years with an annual turnover of £5 million.
- **Richmond Public Schools** (VA) awarded Chartwell's School Division
  a new contract for up to five years with an annual turnover of £3 million.

Business & Industry

- **LA Museum of Natural History** awarded Wolfgang Puck Restaurants a new five-year contract with an annual turnover of £1.5 million.
- **Becton, Dickinson and Company** awarded Flik a new three-year contract with an annual turnover of £1 million.
- **Grey Global** awarded Restaurant Associates a new five-year contract with an annual turnover of £800,000.

Vending

- **ThyssenKrupp Waupaca** awarded Canteen a new five-year contract with an annual turnover of £600,000.

CONTINENTAL EUROPE AND REST OF THE WORLD

Retail & Travel

- **Norway – Avinor AS** awarded SSP a new five-year contract with an annual turnover of £1 million for the operation of food and beverage facilities at Tromso Airport.

- **Singapore – Civil Aviation Authority of Singapore** awarded SSP a new three-year contract with an annual turnover of £400,000, introducing the first Caffè Ritazza at Singapore Changi Airport.
- **Turkey – Turkish State Railways (TCDD)** awarded Rail Gourmet Sofra and its joint venture partner SFTA Group a new four-year contract with an annual turnover of £2 million.

Education

- **Japan – Taiyo-kai (Social Welfare Corporation)** awarded Seiyo Food Systems a new one-year contract with an annual turnover of £1 million.

Healthcare

- **France –A.R.E.P.A** awarded Medirest a new three-year contract with an annual turnover of £1.9 million.

Business & Industry

- **France –SANOFI** awarded Eurest a new five-year contract with an annual turnover of £1 million.
- **Italy – Danieli Mechanical Industry** awarded Onama a new two-year contract with an annual turnover of £680,000.
- **Japan – Sony EMCS Co.** awarded Seiyo Food Systems a new contract with an annual turnover of £1.9 million.

Our Great Olympic Team



On 2 September, after 16 days of the Games and 100,626 meals, 18,000 chicken breasts, 40,000 baguettes later our team of 40 Chefs drawn from 13 Compass Group countries enjoyed a well deserved celebration after feeding the 3,500 broadcasters at the Athens Summer Olympics.

For many of our international team this was the first time they had been out of their own country and it has truly been an experience of a lifetime, as Patience, a Chef from Daimler Chrysler Function Department in South Africa explained, "this was such a fantastic experience. It is the first time I have ever left my country and words cannot express how much I have enjoyed working as part of the team at the Olympics. I have met such wonderful people and have made some great friends and we will definitely be keeping in touch. I have learnt so much about how my colleagues work around the world too – I just can't wait to tell my friends and family back at home how great it has been."

The great teamwork hasn't stopped with the end of the Games. Dylan Hill, Executive Chef, De Beers, South Africa has set up a Chef's Forum where they can exchange ideas/suggestions and best practice between them.

The huge contribution that our team made did not go unnoticed by the client, who expressed their delight at our great service in a letter from the President of the Athens Olympic Broadcasting (AOB), to Peter Nichols which read: "Now that the Athens Summer Games are part of Olympic history, it is time to express out appreciation to the people who contributed so much to the very successful broadcast of Athens 2004 to the world.


Dilani
Manager
Millie's Cookies
Watford UK
great people
great service
great results





Nick Vadis Named Third Best Chef in The UK

28 October 2004


NATIONAL CHEF OF THE YEAR

Nick Vadis, executive chef for Eurest at British Airways HQ Waterside, near Heathrow, came third in the country's most prestigious culinary competition – National Chef of the Year 2004 organised by the Craft Guild of Chefs. This is the highest position ever attained by a contract caterer in the competition, whose past winners include Gordon Ramsay. Craft Guild of Chefs chairman, Steve Munkley presented Nick with a cheque for £1,000, an engraved Royal Doulton tankard and a trip for two to Pommery in France.

The National Chef of the Year competition was contested live at the Restaurant Show, London Olympia, where 40 of the UK's best chefs competed in semi-finals in front of a live audience to secure one of the 10 places in the grand final on 22 September. The finalists won through from hundreds of entries to the competition.

The finalists created a three-course meal for four people from a mystery box of ingredients in just three hours. Nick's winning menu of pigeon on spinach and lentils, followed by a main of seared mullet on langoustine risotto and a dessert of white chocolate and pistachio truffle, impressed a panel of judges from top UK restaurants. Guest tasting judges also sampled the finalists' dishes, including leading celebrity chefs John Burton-Race, Jean Christophe-Novelli and Brian Turner.

For seasoned competitor Nick, this was an outstanding achievement: "This is the biggest competition in the UK and to come third is amazing. It doesn't come better than that!"

Nick has won many culinary accolades in his career, including an array of gold medals on the national and international stage, and was recently named Contract Catering Chef of the Year 2004 by the Craft Guild of Chefs.

COMPASS GROUP
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Restaurant Associates serves up a great deal at the London Stock Exchange

RestaurantAssociates

Restaurant Associates has just won a three-year contract, worth total turnover of £1 million, to provide all of the in-house catering for the London Stock Exchange's new Paternoster Square Headquarters. Restaurant Associates will provide executive dining, conference and meeting room hospitality, in addition to running a deli, coffee bar and reception.

Restaurant Associates, which has provided high quality catering facilities in the Exchange's Old Broad Street headquarters, was delighted to have been chosen to carry on this role at the LSE's impressive new Paternoster Square headquarters. The service will include private dining on the seventh floor, where modern-British cuisine, with standards that will rival some of London's finest restaurants and hotels, will be served. On the first floor, where the Exchange has launched its new Media & Business Complex, a venue that combines broadcast studios and corporate event facilities, anything from a working lunch for two up to dinner for 120 or canapés for up to 300 can be catered for.

Mark Stonham, general manager for Restaurant Associates at the London Stock Exchange said: "The launch of the new venue at Paternoster Square has made the Exchange accessible to the wider events market. The combination of stylish interiors and the latest technology make it ideal for all sorts of events from meetings and seminars to exhibitions and banquets."


Richard
European
Purchasing
Manager
Compass
Purchasing
London UK
great people
great service
great results





 | Compass Group PLC +44 (0) 1932 573 000 | Legal Notice | Privacy Policy


COMPASS
GROUP

Compass Group appoints Hoxton Apprentices



Compass Group UK & Ireland, partner to the successful Hoxton Apprentice restaurant, is giving future employment to four of the establishment's newly graduated apprentices.

Tome Erekpaine, Kemi Oluwadare, Ian Paul and Geoffrey Spencer are all joining Restaurant Associates, Compass Group's fine dining division, which serves meals daily to some of the UK's leading businesses. While they are with Restaurant Associates, the chefs will receive continual training and development to enable them to complete the City & Guilds NVQ Level 2 course in Food Preparation and Cooking.

Upon joining Hoxton Apprentice, the apprentices were taken through a six month training programme which involved a six week induction to provide them with preliminary training including personal skills development, food hygiene and health and safety. They then subsequently moved on to embark on their NVQs.

The concept behind Hoxton Apprentice, which is run by charity Training for Life, is to provide training and support to individuals from the local community who have been unemployed on a long term basis and to provide them with a chance to re-enter society. As part of Compass's corporate social responsibility programme, it has provided funding, expertise and logistical support to the project.

Mike Stapleton, Compass UK's corporate affairs director says: "The Hoxton Apprentice is proving to be a great success. The apprentices have all come from disadvantaged backgrounds and in six months have turned their lives around by developing skills they'll have for life. Through their hard work and determination they have completed the first level of NVQs and we are delighted to offer them employment."


Edith
Supervisor
Quadrant
London,UK
great people
great service
great results




COMPASS
GROUP

New Mitsitam Native Foods Café Offers a Unique Menu



On September 21, 2004, Restaurant Associates launched a groundbreaking eatery within the new National Museum of the American Indian (NMAI), known as Mitsitam Native Foods Café, which offers authentic Native American foods from across the Western Hemisphere. Indigenous ingredients are prepared using traditional cooking methods resulting in five regional menus that have modern appeal, and reflect the museum's mission to educate visitors about Native cultures and demonstrate their impact on our contemporary society.

"Mitsitam Native Foods Café is an exceptional endeavor and we are proud of the menu's authenticity, breadth and depth," said Larry Ponzi, general manager of Mitsitam Native Foods Café for Restaurant Associates. "With complete menus for each of our five regions, the café is more like five restaurants in one, helping tell the story of Native American cultures through the exciting medium of food."

The name Mitsitam, meaning, "let's eat", is taken from the Native language of Lenape, and the café's interior was designed in collaboration with Native artists, resulting in a bright color palate, traditional Native patterns and wooden furnishing to create the feel of a Native Marketplace. The café fosters an atmosphere of interactive learning as "Did you know?" table-tents provide visitors with information about the history of the foods they are eating and their importance to different regional cuisines.

Mitsitam's extensively researched menu is broken into five regions: Northern Woodlands, South American, Northwest Coast, Meso American, and the Great Plains. Dishes are inspired by the regional cuisines and ingredients of local Native communities and, as often as possible, rely on Native American vendors for supplies.

"We felt that the café's menu was a perfect way to show the diversity and influence of Native cultures. It is a teaching tool that demonstrates to visitors that familiar foods actually have their origins in traditional Native meals," said Duane Blue Spruce, Facilities Planning Coordinator at NMAI.

As the seasons change, the menu at Mitsitam will rotate to reflect the availability of certain dishes to the Native cultures in the different geographic areas of which the foods are indicative.

Richard Hetzler, Restaurant Associates' executive chef at Mitsitam Native Foods Café, brings extensive experience from his successful work as an executive chef at the National Museum of Natural History. "After eighteen months of menu planning we are ready to open a truly one-of-a-kind restaurant that allows our guests to experience the fascinating cuisine of indigenous peoples," said Chef Hetzler.







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Canteen Inks Official Partnership with NASCAR and Launches NASCAR Express Cuisine Vending Destinations



Canteen Vending, industry leader and North America's only national vending company, continues a 75-year tradition of innovation with a new pact as the vending company of NASCAR. The company will use the partnership to market to NASCAR fans, who show exceptional loyalty to racing sponsors, but also to energize their own associates through NASCAR endorsed internal programs such as professional certification, sales incentives and race-inspired uniforms.

Canteen CEO, Mike Kiser, states, "Our membership in NASCAR's family of sponsors furthers our uniqueness in the marketplace and allows us to deliver a delicious and entertaining experience to our customers. It also brings a new level of pride to our associates, especially our route and technical crew who perform behind the wheel everyday delivering Canteen's winning vending services."

NASCAR Express Cuisine, Canteen's race-themed vending banks and newest design under its Market Central umbrella, features high octane racing images designed by Sam Bass, the first official licensed artist of NASCAR, well-known among fans. Canteen plans to bring the NASCAR branded destination to 84 markets in the next year. Featured in NASCAR Express Cuisine are some of NASCAR's biggest sponsors, such as Coca-Cola, Kraft and Masterfoods (M&M Mars). NASCAR Café branded products, a Canteen exclusive, are also available. NASCAR Café menu items include Crew Chief Double Decker Sausage Biscuits, Point Leader Hot Dogs, Grand Stand Bacon Charbroil with Cheese Hamburgers and Thunder Alley Pancakes.

Jointly celebrating its new NASCAR sponsorship and 75th anniversary, Canteen will sponsor, in partnership with Kraft, Roush Racing's No. 99 Canteen Ford in the UAW-GM Quality 500 at Lowe's Motor Speedway, October 16th. Both Carl Edwards and Dave Blaney have been slated to drive the No. 99 Canteen Ford entry.

"Kraft has been a long-time sponsor of the Roush organization and it's really great that they are supporting me as I attempt to pull "double duty" in Texas and Charlotte," said driver Carl Edwards. I'm looking forward to representing Kraft's Maxwell House brand and Canteen Vending Services."


Davide



Compass Group's Rail Gourmet wins SNCF contract in France

Compass Group announces that its rail catering division, Rail Gourmet, is entering the French market having been awarded a contract by the SNCF, the French National Rail Company. Rail Gourmet will provide onboard catering and food service on the Corail and Téoz rail links in Eastern France, comprising 12,000 trains annually. The contract, which starts on 1st January 2005, is worth approximately €5 million in annual turnover.

Rail Gourmet is the number one European provider of onboard catering and food service to rail companies. In Europe, Rail Gourmet is active in Spain, Belgium, the UK, Norway, Finland and now France. Rail Gourmet also recently began operating in China and Turkey.


Sarah
Supervisor
SSP -
Airports & Marine
Manchester UK





COMPASS GROUP

Asian Disaster Statement

Compass Group PLC has today announced a donation of $1m to support the humanitarian operation following the Asian tsunami disaster. This donation will be made to the Disaster Emergency Committee (DEC) through the Compass Group Foundation, the Group's charitable trust.

Whilst all our people working in the region have been reported safe, sadly one of our people, who worked in Norway, was killed in Phuket in Thailand. We are doing the best we can to support her family and colleagues. Members of the ESS China team who come from the Andaman Islands and whose families have been affected, have returned home to help their injured and surviving relatives. Like everyone around the world we are shocked and saddened by the immense suffering caused by this disaster and all our thoughts and prayers are with those who are grieving the loss of loved ones and the survivors as they try to re-build their lives.

In addition to this Group level donation, Compass Group's many operating companies around the world are already actively involved in a range of local initiatives to provide further support and assistance. To date this includes:

- Our operations in the countries directly impacted by the catastrophe were able to respond immediately to the crisis, for example by supplying two containers of food to the people of Aceh province in Indonesia, one of the areas hardest hit by the earthquake and tsunami.
- Our team in Sweden, working in conjunction with suppliers, have provided round the clock food service to the emergency crisis centres set up in Sweden's major airports in the immediate aftermath of the disaster to handle people returning from the region. To date this has involved feeding some 25,000 people working in or in transit through these crisis centres.
- In Switzerland our people, many of them Sri Lankan, collected 1.3 tons of clothing and goods which has been shipped to families in Sri Lanka.
- For the month of January all charity donation points in each of our 43 Moto motorway service sites in the UK will collect for the Asian tsunami relief.





We are continuing to actively explore other options on a group-wide basis and through our individual country operations to provide both immediate relief and longer term support in the re-building of those communities devastated by this disaster.

Website for donations
www.dec.org.uk

 | Compass Group PLC +44 (0) 1932 573 000 | Legal Notice | Privacy Policy

II DISCLOSURE OF NOTIFIABLE EVENTS AND OTHER COMMUNICATIONS FILED WITH THE UNITED KINGDOM LISTING AUTHORITY

1. Notificaton from Compass Group PLC relating to the grant of options over shares under the terms of the Company's Share Option Plan to certain Compass Group directors (June 7, 2004).

2. Notification from Compass Group PLC relating to major interests in its shares held by Artisan Partners Limited Partnership (June 21, 2004).

3. Notification from Compass Group PLC relating to the grant of options over shares under the terms of the Company's SAYE Scheme to Clive Grundy (July 1, 2004).

4. Notification from Compass Group PLC relating to the grant of options over shares under the terms of the Company's SAYE Scheme to Andrew Martin (July 1, 2004).

5. Notification from Compass Group PLC relating to the grant of options over shares under the terms of the Company's SAYE Scheme to Andrew Lynch (July 1, 2004).

6. Notification from Compass Group PLC relating to the appointment of Steve Lucas as a non-executive director (July 7, 2004).

7. Notification from Compass Group PLC – Trading Statement (September 9, 2004).

8. Notification from Compass Group PLC relating to the purchase of 100,000 shares in the Company by Michael Bailey (September 9, 2004).

9. Notification from Compass Group PLC relating to the purchase of 41,035 shares in the Company by Sir Francis Mackay (September 9, 2004).

10. Notification from Compass Group PLC relating to the purchase of 100,000 shares in the Company by Alain Dupuis (September 10, 2004).

11. Notification from Compass Group PLC relating to the purchase of 12,600 shares in the Company by Peter Cawdron (September 10, 2004).

12. Notification from Compass Group PLC relating to major interests in its shares held by Artisan Partners Limited Partnership (September 16, 2004).

13. Notification from Moneybox PLC relating to a new contract to secure supplier ATM deal with Compass Group (October 4, 2004).

14. Notification from Compass Group PLC - Block-listing Six monthly review (October 6, 2004).

15. Notification from Compass Group PLC relating to major interests in its shares held by Scottish Widows Investment Partnership Limited (October 12, 2004).

16. Notification from Compass Group PLC - Additional Block-listing of 6 million new shares to be issued in connection with the Company's share option plans (October 13, 2004).

17. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (October 14, 2004).

18. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (November 17, 2004).

19. Notification from Compass Group PLC relating to major interests in its shares held by Barclays PLC (November 23, 2004).

20. Notification from Compass Group PLC – preliminary results for the year ended September 30, 2004 (November 30, 2004).

21. Notificaton from Compass Group PLC relating to the grant of options over shares under the terms of the Company's Share Option Plan to certain Compass Group directors (December 1, 2004).

22. Notification from Compass Group PLC relating to major interests in its shares held by Franklin Resources, Inc and its Affiliates (December 9, 2004).

23. Notificaton from Compass Group PLC relating to conditional awards over shares under the terms of the Company's Long Term Incentive Plan made to certain Compass Group directors (December 21, 2004).

24. Notification from Compass Group PLC relating to the sale of 895,000 shares in the Company by Alain Dupuis (December 23, 2004).

25. Notification from Compass Group PLC relating to major interests in its shares held by Lloyds TSB Group PLC and its Subsidiaries (December 30, 2004).

26. Notification from Compass Group PLC that copy of its Annual Report 2004 will be available for inspection at the UK Listing Authority's Document Viewing Facility (January 4, 2005).

82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	17:19 07-Jun-04
Number	4982Z

RNS Number:4982Z
Compass Group PLC
7 June 2004

Compass Group PLC wishes to notify the following changes in Directors' interests in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Compass Group Share Option Plan (the "Option Plan")

Directors of Compass Group PLC (the "Company") were today granted for nil consideration options under the terms of the Company's Option Plan over Shares set out below.

Name	Exercise Price (pence)	Number of Options Granted	Normal Exercise Period (from/to)	Total Number of Options Held Following Grant
Michael John Bailey	333.5	550,000	7 June 2007- 6 June 2014	5,024,925
Alain Francois Dupuis	333.5	250,000	7 June 2007- 6 June 2014	2,045,000
Clive William Patrick Grundy	333.5	250,000	7 June 2007- 6 June 2014	1,892,021
Andrew Patrick Lynch	333.5	300,000	7 June 2007- 6 June 2014	2,466,646
Andrew David Martin	333.5	650,000	7 June 2007- 6 June 2014	650,000

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	14:42 21-Jun-04
Number	9648Z

RNS Number:9648Z
Compass Group PLC
21 June 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

ARTISAN PARTNERS LIMITED PARTNERSHIP

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 15 JUNE 2004

11) Date company informed

21 JUNE 2004

12) Total holding following this notification

66,429,528

13) Total percentage holding of issued class following this notification

3.08%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 21 JUNE 2004

Letter to Compass Group plc dated 16 June 2004

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 to 202 of the Companies Act (1985) (the "Act"), that:

(a) As at June 15, 2003, Artisan Partners Limited Partnership was interested for the purposes of the Act in 66,429,528 ordinary shares of 10 pence each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group plc (the "Relevant Shares");

(b) The registered holders of the Relevant Shares are:

Nominee	Shares
State Street Nominees Limited	45,844,475
Boston Safe	8,099,240
BT Globenet Nominees Limited	2,183,304
Northern Trust Nominees Limited	6,596,331
The Bank of New York Nominees Limited	1,257,900
Chase Nominees Limited	1,222,308

Investors Financial Services Corporation	876,270
Barnett & Co.	349,700

(c) Artisan Partners Limited Partnership is interested in the Relevant Shares by virtue of Section 208(4)(b)of the Act; and

From Artisan Partners Limited Partnership

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	15:24 01-Jul-04
Number	3848A

RNS Number:3848A
Compass Group PLC
1 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

CLIVE WILLIAM PATRICK GRUNDY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

CLIVE WILLIAM PATRICK GRUNDY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION UNDER THE COMPASS GROUP UK SAVINGS-RELATED SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired



8) Percentage of issued Class (and treasury shares held by company should not be taken into account when calculating percentage)

9) Number of shares/amount of stock disposed

10) Percentage of issued Class (and treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification (and treasury shares held by company should not be taken into account when calculating percentage)

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 JULY 2004

18) Period during which or date on which exercisable

1 SEPTEMBER 2007 - 29 FEBRUARY 2008

19) Total amount paid (if any) for grant of the option

NONE

20) Description of shares or debentures involved: class, number.

3,532 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

266.8P

22) Total number of shares or debentures over which options held following this notification

1,895,553 ORDINARY SHARES OF 10P

23) Any additional information

24) Name of contact and telephone number for queries

RONALD MORLEY
TEL. 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 JULY 2004

END

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	15:30 01-Jul-04
Number	3853A

RNS Number:3853A
Compass Group PLC
1 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

ANDREW DAVID MARTIN

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ANDREW DAVID MARTIN

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION UNDER THE COMPASS GROUP UK SAVINGS-RELATED SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

9) Number of shares/amount of stock disposed

10) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 JULY 2004

18) Period during which or date on which exercisable

1 SEPTEMBER 2007 - 29 FEBRUARY 2008

19) Total amount paid (if any) for grant of the option

NONE

20) Description of shares or debentures involved: class, number.

3,532 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

266.8P

22) Total number of shares or debentures over which options held following this notification

653,532 ORDINARY SHARES OF 10P

23) Any additional information

24) Name of contact and telephone number for queries

RONALD MORLEY
TEL. 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification

1 JULY 2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	15:33 01-Jul-04
Number	3851A

RNS Number:3851A
Compass Group PLC
1 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

ANDREW PATRICK LYNCH

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ANDREW PATRICK LYNCH

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

GRANT OF OPTION UNDER THE COMPASS GROUP UK
SAVINGS-RELATED SHARE OPTION SCHEME

7) Number of shares/amount of stock acquired

8) Percentage of issued Class
(any treasury shares held by the company should not be taken into account when calculating percentage)

9) Number of shares/amount
of stock disposed

10) Percentage of issued Class
(any treasury shares held by the company should not
be taken into account when calculating percentage)

11) Class of security

12) Price per share

13) Date of transaction

14) Date company informed

15) Total holding following this notification

16) Total percentage holding of issued class following this notification
(any treasury shares held by the company should not
be taken into account when calculating percentage)

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

1 JULY 2004

18) Period during which or date on which exercisable

1 SEPTEMBER 2007 - 29 FEBRUARY 2008

19) Total amount paid (if any) for grant of the option

NONE

20) Description of shares or debentures involved: class, number.

3,532 ORDINARY SHARES OF 10P

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

266.8P

22) Total number of shares or debentures over which options held
following this notification

2,470,178 ORDINARY SHARES OF 10P

23) Any additional information

24) Name of contact and telephone number for queries

RONALD MORLEY TEL: 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 1 JULY 2004

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Non Exec appointment
Released	10:34 07-Jul-04
Number	5796A

RNS Number:5796A
Compass Group PLC
07 July 2004

7th July 2004

COMPASS GROUP PLC

Compass Group appoints Steve Lucas as a Non-Executive Director

Compass Group PLC announces today that Steve Lucas has been appointed a non-executive director of Compass Group with immediate effect.

Steve Lucas (50) is Group Finance Director of National Grid Transco plc having been previously Executive Director, Finance of Lattice Group plc. He is a Chartered Accountant and since leaving private practice in 1983 has held a number of senior finance positions with Shell International Petroleum Company and British Gas. More recently he was Treasurer at BG Group plc.

Sir Francis Mackay, Chairman of Compass Group, commented:

"I am delighted to welcome Steve to the Board of Compass Group. He is a highly successful and respected businessman and I am sure that with his wealth of experience he will make a significant contribution to the development of Compass Group."

Compass Group confirms that there are no details to report under paragraph 6.F.2 (b) to (g) of the UK Listing Authority Listing Rules in respect of Steve Lucas.

Enquiries:

Compass Group +44 (0) 1932 573 000
Sarah Ellis, Director Investor Relations
Paul Kelly, Director Corporate Affairs

Brunswick +44 (0) 20 7404 5959
Simon Sporborg
Pamela Small

Note to Editors

Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world.

For more information, visit www.compass-group.com

END

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Trading Statement
Released	07:00 09-Sep-04
Number	7715C

RNS Number:7715C
Compass Group PLC
09 September 2004

9 September 2004

Compass Group PLC: Trading Update

Compass Group PLC will issue its Preliminary Results for the year ending 30 September 2004 on 30 November 2004. Prior to its closed period, Compass issues a trading update.

Turnover Growth

Full year like for like turnover growth for the Group is expected to be 7%. Strong growth in new business of 12% is expected to be achieved as a result of record new contract gains with a total value of approximately £1.3 billion and a contract retention rate of 95% (in line with the rate reported in 2003). Throughput is expected to be broadly flat.

New business has been driven by the continued trend in outsourcing particularly in Healthcare and Education with increased activity in Defence, Offshore and Remote Site.

Profit

The roll out of the UK purchasing model to countries outside the UK continues to gather momentum. The business has achieved the savings that were anticipated at the start of the year and the Group is confident that it will achieve on-going cost savings in line with expectations.

For 2004 and onward, total operating profit before goodwill amortisation is expected to be reduced by £30 million in relation to the following:

In the UK, one of our major distributors has experienced financial difficulties and we are transferring this business to an alternative major distributor. Exiting the current arrangement will incur additional costs in 2004 and there will be higher ongoing costs as a result of switching to the new distributor.

Also in the UK, a number of contracts with Local Education Authorities awarded over the past two years are failing to deliver the margins we anticipated due to increased labour costs and lower than expected throughput, allied to pressure on school meals budgets from these clients.

We have recently secured a number of important in-store restaurant contracts in the UK where we are beginning to incur start-up costs that are being expensed. These contracts will be mobilized over the next three years and further start up costs will be incurred over this period.

Finally, trading conditions over the summer in Continental Europe, particularly France and the Netherlands, have been disappointing, resulting in reduced throughput and pressure on margins.

Except for the above items, like for like operating margins for 2004 are expected to be in line with previous expectations.
Following a recent review with our actuaries, the Group now expects pension costs in respect of the UK defined benefit schemes to increase by £15 million from 2005 and onwards.

Tax

For 2004 and 2005, tax on profit on ordinary activities before goodwill amortisation is expected to be approximately 24% and the cash tax rate approximately 18%.

Basic Earnings Per Share

Underlying growth for 2004 in basic earnings per share before goodwill amortisation and exceptional items is expected to be approximately 8%.

Free Cash Flow

Free cash flow for 2004 will be affected by two developments in the business. Firstly, the rapid growth in Defence, Offshore and Remote Site has required a significant investment of approximately £100 million in additional working capital to ensure the smooth operation of the contracts reflecting the nature of the business and the increasingly challenging logistical issues. Secondly, there will be a change in the payment profile with respect to a number of suppliers also with an expected £100 million impact. The overall working capital outflow will therefore be approximately £200 million higher than previously expected but free cash flow will benefit from approximately £100 million arising from a cash receipt in respect of the monetisation of interest rate swaps.

Outlook

The outlook for the business remains encouraging. Turnover growth in each of the sectors continues to be strong, reinforcing the significant growth potential in contract foodservice, particularly in Healthcare, Education and Defence, Offshore and Remote Site. We continue to expect to achieve 7% like for like turnover growth for 2004. The fundamentals of the business are strong and the focus continues to be very clearly on driving organic growth. We have significantly reduced spend on new acquisitions in 2004 to approximately £160 million. We expect to reduce this further in 2005.

The early indicators for 2005 are good and we remain confident of achieving like for like turnover growth of at least 6%. There will be a continuing focus on driving organic growth, free cash flow and return on capital employed.

NB: A selection of recent contract gains, renewals and extensions is included in the attached notes.

ENDS

Teleconference

A teleconference for investors and analysts will start at 8.45am (BST) on Thursday September 9, 2004. To participate in the teleconference call dial: +44 (0) 1452 541 077, password "Compass Group".

A replay of the call will be available for eight days by dialling +44 (0) 1452 550 000, Passcode 1903330#.

Enquiries

Compass Group +44 (0) 1932 573 000

Michael J Bailey, Group Chief Executive
Andrew Martin, Group Finance Director
Sarah Ellis, Director Investor Relations

Brunswick +44 (0) 20 7404 5959

Simon Sporborg
Pamela Small

Notes to Editors

1. Compass Group is the world's largest foodservice company with annual revenues in excess of £11 billion. Compass Group has over 415,000 employees working in more than 90 countries around the world.

For more information, visit www.compass-group.com

2. New contract gains, extensions and renewals recently awarded:

UK

Retail & Travel

• Eurostar extended its contract with Momentum, a Compass / Cremonini SpA joint venture, for a further two years with an annual turnover of £27 million.

Sports & Leisure

• Henley Royal Regatta renewed and expanded its contract with All Leisure for a further five years with an annual turnover of £2 million.

• Royal Horticultural Halls and Conference Centre awarded All Leisure a new seven-year contract with an annual turnover of £728,000.

Business & Industry

• London Stock Exchange renewed its contract with Restaurant Associates for a further three years with an annual turnover of £1 million.

• Microsoft renewed its contract with Baxter and Platts for a further three years with an annual turnover of £2.7 million.

Vending

• Centrica awarded Selecta, in conjunction with Eurest, a new five-year contract with an annual turnover of £1.4 million for vending alone.

Defence, Offshore & Remote Service

• ESS Support Services Worldwide (Aberdeen) was awarded a number of new contracts, including: a new seven-year contract with Britannia Operator Limited, a joint venture between ChevronTexaco and ConocoPhilips; a new contract with Technip for up to five years; and extended its existing offshore contract with Maersk for a further five years, as well as expanding the contract for additional services. The aggregated annual turnover of these contracts is £7.5 million.

NORTH AMERICA

Sports & Leisure

• AEG awarded Levy Restaurants and Wolfgang Puck Catering & Events

a new ten-year contract, to provide fine dining and catering at all AEG sports and entertainment properties globally.

Education

• Newark Public Schools (NJ) awarded Chartwell's School Division a new contract for up to five years with an annual turnover of £5 million.

• Richmond Public Schools (VA) awarded Chartwell's School Division a new contract for up to five years with an annual turnover of £3 million.

Business & Industry

• LA Museum of Natural History awarded Wolfgang Puck Restaurants a new five-year contract with an annual turnover of £1.5 million.

• Becton, Dickinson and Company awarded Flik a new three-year contract with an annual turnover of £1 million.

• Grey Global awarded Restaurant Associates a new five-year contract with an annual turnover of £800,000.

Vending

• ThyssenKrupp Waupaca awarded Canteen a new five-year contract with an annual turnover of £600,000.

CONTINENTAL EUROPE AND REST OF THE WORLD

Retail & Travel

• Norway - Avinor AS awarded SSP a new five-year contract with an annual turnover of £1 million for the operation of food and beverage facilities at Tromso Airport.

• Singapore - Civil Aviation Authority of Singapore awarded SSP a new three-year contract with an annual turnover of £400,000, introducing the first Caffe Ritazza at Singapore Changi Airport.

• Turkey - Turkish State Railways (TCDD) awarded Rail Gourmet Sofra and its joint venture partner SFTA Group a new four-year contract with an annual turnover of £2 million.

Education

• Japan - Taiyo-kai (Social Welfare Corporation) awarded Seiyo Food Systems a new one-year contract with an annual turnover of £1 million.

Healthcare

• France - A.R.E.P.A awarded Medirest a new three-year contract with an annual turnover of £1.9 million.

Business & Industry

• France - SANOFI awarded Eurest a new five-year contract with an annual turnover of £1 million.

• Italy - Danieli Mechanical Industry awarded Onama a new two-year contract with an annual turnover of £680,000.

• Japan - Sony EMCS Co. awarded Seiyo Food Systems a new contract with an annual turnover of £1.9 million.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	11:51 09-Sep-04
Number	7829C

RNS Number:7829C
Compass Group PLC
9 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

MICHAEL JOHN BAILEY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

MICHAEL JOHN BAILEY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7) Number of shares/amount of stock acquired

100,000

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

0.0046%

9) Number of shares/amount

of stock disposed

N/A

10) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH

12) Price per share

£2.48

13) Date of transaction

9 SEPTEMBER 2004

14) Date company informed

9 SEPTEMBER 2004

15) Total holding following this notification

2,707,231

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

0.1256%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

RONALD MORLEY, TEL: 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 SEPTEMBER 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	13:45 09-Sep-04
Number	7915C

RNS Number:7915C
Compass Group PLC
9 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

SIR FRANCIS MACKAY

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

SIR FRANCIS MACKAY

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7) Number of shares/amount of stock acquired

41,035

8) Percentage of issued Class (ANY TREASURY SHARES HELD BY COMPANY SHOULD NOT BE TAKEN INTO ACCOUNT WHEN CALCULATING PERCENTAGE)

0.0019%

9) Number of shares/amount
of stock disposed

N/A

10) Percentage of issued Class
(ANY TREASURY SHARES HELD BY COMPANY SHOULD
NOT BE TAKEN INTO ACCOUNT
WHEN CALCULATING PERCENTAGE)

N/A

11) Class of security

ORDINARY SHARES OF
10 PENCE EACH

12) Price per share

£2.42

13) Date of transaction

9 SEPTEMBER 2004

14) Date company informed

9 SEPTEMBER 2004

15) Total holding following this notification

2,798,033

16) Total percentage holding of issued class following this notification
(ANY TREASURY SHARES HELD BY COMPANY SHOULD
NOT BE TAKEN INTO ACCOUNT
WHEN CALCULATING PERCENTAGE)

0.1298%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price

is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

RONALD MORLEY
01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 9 SEPTEMBER 2004

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	10:03 10-Sep-04
Number	8222C

RNS Number:8222C
Compass Group PLC
10 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

ALAIN DUPUIS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ALAIN DUPUIS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7) Number of shares/amount of stock acquired

100,000

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

0.0046%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH

12) Price per share

£2.3811

13) Date of transaction

10 SEPTEMBER 2004

14) Date company informed

10 SEPTEMBER 2004

15) Total holding following this notification

1,082,512

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

0.05%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

RONALD MORLEY, TEL: 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 10 September 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	13:12 10-Sep-04
Number	8342C

RNS Number:8342C
Compass Group PLC
10 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

PETER CAWDRON

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

PETER CAWDRON

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

PURCHASE OF ORDINARY SHARES

7) Number of shares/amount of stock acquired

12,600

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

0.0006%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

11) Class of security

ORDINARY SHARES OF 10 PENCE EACH

12) Price per share

£2.3422

13) Date of transaction

10 SEPTEMBER 2004

14) Date company informed

10 SEPTEMBER 2004

15) Total holding following this notification

24,200

16) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

0.0011%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

RONALD MORLEY, TEL: 01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 10 September 2004

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	13:49 16-Sep-04
Number	0370D

RNS Number:0370D
Compass Group PLC
16 September 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

ARTISAN PARTNERS LIMITED PARTNERSHIP

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 10 SEPTEMBER 2004

11) Date company informed

16 SEPTEMBER 2004

12) Total holding following this notification

60,219,973

13) Total percentage holding of issued class following this notification

2.79%

14) Any additional information

SEE BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 16 SEPTEMBER 2004

LETTER TO: COMPASS GROUP PLC
13 September 2004

We hereby notify you in fulfilment of the obligation of disclosure imposed by the provisions of Sections 198 to 202 of the Companies Act (1985) (the "Act"), that:

(a) As at September 10, 2004, Artisan Partners Limited Partnership was interested for the purposes of the Act in 60,219,973 ordinary shares of 10 pence each comprised in the relevant share capital, as defined in section 198(2) of the Act, of Compass Group plc (the "Relevant Shares");

(b) The registered holders of the Relevant Shares are:

Nominee	Shares
State Street Nominees Limited	41,565,759
Boston Safe	7,405,285
BT Globenet Nominees Limited	1,969,339
Northern Trust Nominees Limited	5,780,745

The Bank of New York Nominees Limited	1,179,400
Chase Nominees Limited	1,109,485
Investors Financial Services Corporation	826,760
Barnett & Co.	383,200

(c) Artisan Partners Limited Partnership is interested in the Relevant Shares by virtue of Section 208(4)(b) of the Act; and

(d) This notification is given on behalf of Artisan Partners Limited Partnership.

From: Janet D Olsen (Vice President) Artisan Partners Limited Partnership

END

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Free annual report

Company	Moneybox PLC
TIDM	ATM
Headline	New contract
Released	07:00 04-Oct-04
Number	6323D

MONEYBOX

Moneybox secures preferred supplier ATM deal with Compass Group

Moneybox plc, the cash machine and payment services business, today announces that its wholly owned subsidiary, Moneybox Corporation Limited ("Moneybox"), has signed a series of agreements with the UK and Ireland division of Compass Group, the world's largest food services company, to supply and maintain an estate of ATMs within the UK.

Under the terms of the deal, Moneybox will be the preferred supplier of both fully managed and merchant replenished cash machines to Compass in the UK for a five year period. Moneybox will work with Compass to identify viable ATM locations for deployment throughout the Compass Group operating companies, which span 9,000 locations across the UK and include a number of well known brands including Whistlestop, amigo, Harry Ramsden's, Caffè Ritazza and Upper Crust. An initial estimate by Moneybox is that there would be at least 100 suitable sites for ATM deployment during 2005.

Additionally, Moneybox has secured a five year preferred supplier deal at Moto, the country's largest motorway services company. Moneybox's right to install ATMs at Moto sites will commence on the expiry of Moto's existing ATM supply agreements. Moneybox anticipates that deployment into these Moto locations will commence by the end of 2006.

As a result of entering into these agreements, Moneybox estimates that its net debt position at 31 December 2004 will be increased by £1m.

Peter McNamara, Executive Chairman of Moneybox plc, said:

"We are delighted that Compass has selected Moneybox to be its preferred supplier of ATMs. The Compass estate represents a large number of very high quality outlets in our core sectors of retail, transport and leisure, and the demand for cash in these busy locations makes them ideal for our business model."

Paul McArdle, Purchasing Director for Sevita (Compass Group's European purchasing organisation) said:

"Moneybox is a leading ATM operator and the flexibility of its approach allows us to provide this important service to our customers in all types of location across the country. Their existing significant presence in Germany and the Netherlands were also important factors in Compass' decision to partner with Moneybox."

Moneybox plc
Peter McNamara, Executive Chairman — 020 7452 5400

Compass Group UK & Ireland
Lesley Potter — Communications Director
Compass Group UK & Ireland
Tel: 01895 554375
lesley.potter@compass-group.co.uk

Reputation Inc
Tom Wyatt 020 7758 2800

Notes to Editors:

About Moneybox
The Moneybox Group deploys, manages and maintains cash machines (ATMs) in the UK, Netherlands and Germany. The Group also operates cashless payment and access control systems in the UK through its G2 subsidiary, which was acquired in March 2004, when Moneybox floated on AIM.

Moneybox launched its first convenience ATM in June 1999. At 30 June 2004, Moneybox operated 2,665 ATMs in the UK, 166 ATMs in the Netherlands and 262 ATMs in Germany. In the UK, Moneybox's cashless payment and access control systems are used by over 400 customers at more than 1,700 sites.

Moneybox deploys ATMs at points of convenience, with consumers paying a convenience fee per cash transaction. This enables the ATM to be located in places that do not attract enough cardholders to support a traditional cash machine, promoting consumer choice and wider accessibility to their cash. Virtually every bankcard and credit card is acceptable through Moneybox ATMs as a result of Moneybox's membership of the LINK network.

The Moneybox ATM estate comprises owned and operated fully managed ATMs, merchant replenished ATMs and ATMs that are managed on behalf of financial institutions.

The G2 Group was established in 1991. In August 2002, G2 acquired a majority holding in Transacsys plc (a company then listed on London Stock Exchange's Alternative Investment Market (AIM)). Transacsys (formerly known as Girovend) introduced its cashless payment systems in 1984 and has supplied access control systems since 1994.

G2 processes ATM, credit and debit card, direct debit, internet and stored value card transactions. G2 also develops, sells and maintains cashless payment and access control systems and in 2003 supplied approximately 300,000 smart cards and 300,000 magnetic strip cards to the workplace market.

About Compass
Compass Group PLC is the world's largest foodservice organisation with annual revenues in excess of £11 billion and employing more than 375,000 people in over 90 countries. In the UK and Ireland, Compass Group has annual revenues of £3 billion, employing over 110,000 people.

END

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Company	Compass Group PLC
TIDM	CPG
Headline	Blocklisting Interim Review
Released	18:27 06-Oct-04
Number	8105D

RNS Number:8105D
Compass Group PLC
6 October 2004

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: COMPASS GROUP PLC

2. NAME OF SCHEME: COMPASS GROUP PLC
EXECUTIVE SHARE OPTION PLAN

3. PERIOD OF RETURN: FROM: 01.04.04 TO: 30.09.04

4. NUMBER AND CLASS OF SHARES(S)
(AMOUNT OF STOCK/DEBT SECURITY) 945,600
NOT ISSUED UNDER SCHEME
AT END OF THE LAST PERIOD:

5. NUMBER OF SHARES ISSUED/ALLOTTED
UNDER SCHEME DURING PERIOD: 845,469

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED
AT END OF PERIOD: 100,131

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 8,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD
IN ORDER FOR US TO UPDATE OUR RECORDS. 2,155,345,032

CONTACT FOR QUERIES

NAME: ANDREW V DERHAM
TELEPHONE: 01932 573159

BLOCKLISTING SIX MONTHLY REVIEW

1. NAME OF COMPANY: COMPASS GROUP PLC

2. NAME OF SCHEME: COMPASS GROUP PLC SAVINGS RELATED SHARE OPTION SCHEME

3. PERIOD OF RETURN: FROM: 01.04.04 TO: 30.09.04

4. NUMBER AND CLASS OF SHARES(S) (AMOUNT OF STOCK/DEBT SECURITY) NOT ISSUED UNDER SCHEME AT END OF THE LAST PERIOD: 1,344,884

5. NUMBER OF SHARES ISSUED/ALLOTTED UNDER SCHEME DURING PERIOD: 9,776

6. BALANCE UNDER SCHEME NOT YET ISSUED/ALLOTTED AT END OF PERIOD: 1,335,108

7. NUMBER AND CLASS OF SHARE(S) (AMOUNT OF STOCK/DEBT SECURITIES) ORIGINALLY LISTED AND THE DATE OF ADMISSION: 2,000,000 ORDINARY SHARES OF 10 PENCE EACH LISTED IN APRIL 2003

PLEASE CONFIRM TOTAL NUMBER OF SHARES IN ISSUE AT THE END OF THE PERIOD IN ORDER FOR US TO UPDATE OUR RECORDS. 2,155,345,032

CONTACT FOR QUERIES

NAME: ANDREW V DERHAM
TELEPHONE: 01932 573159

END

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	12:51 12-Oct-04
Number	9755D

RNS Number:9755D
Compass Group PLC
12 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 11 OCTOBER 2004

11) Date company informed

12 OCTOBER 2004

12) Total holding following this notification

64,705,097

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

3.002%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification

12 OCTOBER 2004

Letter to Compass Group Plc
Letter dated 11th October 2004

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

I write to advise that Scottish Widows Investment Partnership Ltd, is interested in 93,186,878 ordinary shares of the above mentioned company. Of this interest, 64,705,097 shares are material interests, which we understand represents 3.002% of the relevant share capital, and constitutes a notifiable interest for the purposes of Part VI of the Companies Act 1985. This is calculated on an issued share capital of 2,155,345,032 shares.

This notification is made on behalf of Lloyds TSB Group plc, Lloyds TSB Bank plc and Scottish Widows Group Limited who are deemed to be interested in these shares as, like Scottish Widows Investment Partnership, they are all companies within the Lloyds TSB Group of Companies.

The schedule below identifies the registration details of this holding.

Letter from S Brice
Manager, Client Liaison
Scottish Widows Investment Partnership

SCOTTISH WIDOWS INVESTMENT PARTNERSHIP LIMITED

Holders Breakdown - 3% Material Holdings where a movement has occurred

Stock Description	Total Fund Amount	Group Company	Fund	Registered Hol
ORD 10P	6,193,600.000	SWIP	AA1AA	STATE STREET N
	2,574,012.000	SWIP	AA1SU	STATE STREET N
	248,690.000	SWIP	AA2AA	STATE STREET N
	1,100,258.000	SWIP	AEQ	STATE STREET N
	2,188,853.000	SWIP	ALEQ1	STATE STREET N
	161,437.000	SWIP	ALSPF	STATE STREET N
	6,686,400.000	SWIP	APEQU	STATE STREET N
	7,924,445.000	SWIP	BH2AA	STATE STREET N
	474,430.000	SWIP	BH9AA	STATE STREET N
	510,460.000	SWIP	BPIAA	STATE STREET N
	2,797,517.000	SWIP	FEU	STATE STREET N
	247,551.000	SWIP	FIX	STATE STREET N
	105,530.000	SWIP	FSL	STATE STREET N
	652,486.000	SWIP	GIEQU	STATE STREET N
	3,243,320.000	SWIP	GPS	STATE STREET N
	1,382,996.000	SWIP	GPSSU	STATE STREET N
	160,045.000	SWIP	IVP	STATE STREET N
	86,414.000	SWIP	LG0PS	STATE STREET N
	112,260.000	SWIP	LLEQT	STATE STREET N
	1,399,146.000	SWIP	N01	STATE STREET N
	3,420,664.000	SWIP	PEQ	STATE STREET N
	3,757,490.000	SWIP	TSLTM	STATE STREET N
	29,710.000	SWIP	TSPIP	STATE STREET N
	19,178,583.000	SWIP	W01	STATE STREET N
	54,300.000	SWIP	W06	STATE STREET N
	14,500.000	SWIP	W09	STATE STREET N
	64,705,097.000			

This information is provided by RNS
The company news service from the London Stock Exchange

END

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Additional Listing
Released	09:17 13-Oct-04
Number	0207E

RNS Number:0207E
Compass Group PLC
13 October 2004

13 October 2004

COMPASS GROUP PLC

Compass Group PLC has today made application to the UK Listing Authority and the London Stock Exchange for a Block-listing of 6 million ordinary shares of 10 pence each to be admitted to the Official List.

These shares will rank pari passu with the existing ordinary shares of the Company and will be issued in connection with the future exercise of options over 4 million shares granted under the terms of the Company's Executive Share Option Plan and 2 million shares granted under the terms of the Company's Management Share Option Plan.

END

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The company news service from the London Stock Exchange

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82-5161

Regulatory Announcement

RECEIVED

2005 JAN 24 A 11:05

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	13:07 14-Oct-04
Number	0870E

RNS Number:0870E
Compass Group PLC
14 October 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES, WHICH INCLUDES FRANKLIN MUTUAL ADVISERS, LLC AND TEMPLETON WORLDWIDE, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

INTERESTS ARE UNDER THE MANAGEMENT OF FRANKLIN RESOURCES INC AND ITS AFFILIATES ON BEHALF OF CLIENTS.
SEE BELOW SCHEDULE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

NOT NOTIFIED

11) Date company informed

13 OCTOBER 2004

12) Total holding following this notification

69,161,163

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

3.2088%

14) Any additional information

SEE BELOW

15) Name of contact and telephone number for queries

RONALD MORLEY

TEL: 01932 573000

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...14 OCTOBER 2004.......

SCHEDULE

COMPASS GROUP PLC

	Outstanding Shares	2,155,345,032
Registered Holder	No. of Shares	% of Class
Bank of New York, London	2,258,000	0.1048%
JP Morgan/Chase Nominees Ltd	40,155,030	1.8630%

Citibank Nominees Ltd.	1,504,190	0.0698%
Clydesdale Bank PLC	1,833,800	0.0851%
HSBC London	1,223,900	0.0568%
Mellon Bank NA London	5,274,668	0.2447%
Northern Trust Company	3,728,555	0.1730%
Royal Trust Corp of Canada, London	20,000	0.0009%
State Street Nominees Limited	13,163,020	0.6107%
TOTAL	69,161,163	3.2088%

This information is provided by RNS
The company news service from the London Stock Exchange

END

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	18:36 17-Nov-04
Number	3665F

RNS Number:3665F
Compass Group PLC
17 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER ATTACHED

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER ATTACHED

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 16 NOVEMBER 2004

11) Date company informed

17 NOVEMBER 2004

12) Total holding following this notification

87,007,751

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

4.0368%

14) Any additional information

SEE LETTER ATTACHED

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .... 17 NOVEMBER 2004 ....

LETTER TO: COMPASS GROUP PLC
DATED: 16 NOVEMBER 2004

S.198 COMPANIES ACT - DISCLOSURE OF SHARE INTERESTS

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the attached schedule.

LETTER FROM: FRANKLIN RESOURCES, INC.

SCHEDULE

COMPASS GROUP PLC

Outstanding Shares 2,155,345,032

Registered Holder	No. of Shares	% of Class
Bank of New York, London	3,430,540	0.1592%
JP Morgan/Chase Nominees Ltd	48,114,495	2.2323%
Citibank Nominees Ltd.	1,980,358	0.0919%
Clydesdale Bank PLC	1,792,220	0.0832%
HSBC London	1,358,780	0.0630%
Mellon Bank NA London	8,423,052	0.3908%
Northern Trust Company	4,801,470	0.2228%
Royal Trust Corp of Canada, London	1,646,780	0.0764%
State Street Nominees Limited	15,460,056	0.7173%
TOTAL	87,007,751	4.0368%

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	15:22 23-Nov-04
Number	5511F

RNS Number:5511F
Compass Group PLC
23 November 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class

N/A

9) Class of security

ORDINARY SHARES OPF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 17 NOVEMBER 2004

11) Date company informed

23 NOVEMBER 2004

12) Total holding following this notification

66,616,662

13) Total percentage holding of issued class following this notification

3.09%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ...... 23 NOVEMBER 2004 ....

Letter to Compass Group PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 17 November 2004 Barclays PLC, through the legal entities listed on the attached schedule, has a notifiable interest in the capital of your Company of 3.09%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 2,155,345,032 is the latest figure available to us.

From Barclays PLC

LEGAL ENTITY REPORT

COMPASS GROUP SEDOL: 0533153

As at 17 November 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 66,616,662 ORD GBP0.10 representing 3.09% of the issued share capital of 2,155,345,032 units

Legal Entity	Holding	Percentage Held
Barclays Private Bank Ltd	27,511	0.0013
Barclays Life Assurance Co Ltd	2,415,217	0.1121
Barclays Global Investors Ltd	23,881,453	1.1080
Barclays Bank Trust Company Ltd	125,712	0.0058

Barclays Capital Securities Ltd	452,895	0.0210
Barclays Global Investors, N.A.	29,900,934	1.3873
Barclays Global Investors Japan Ltd	601,668	0.0279
Barclays Private Bank and Trust Ltd	5,653	0.0003
Barclays Global Investors Australia Ltd	1,008,820	0.0468
Barclays Global Investors Japan Trust &	2,048,255	0.0950
Gerrard Ltd	1,971,085	0.0915
Barclays Global Fund Advisors	4,177,459	0.1938
Group Holding	66,616,662	3.0908

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 17 November 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 66,616,662 ORD GBPO.10 representing 3.09% of the issued share capital of 2,155,345,032 units.

Registered Holder	Account Designation	Holding
Bank of Ireland		390,198
BARCLAYS CAPITAL NOMINEES LIMI		452,895
Barclays Trust Co & Others		25,965
BARCLAYS TRUST CO AS EXEC/ADM		1,867
Barclays Trust Co DMC69		28,000
Barclays Trust Co E99		5,436
Barclays Trust Co R69		64,444
BNP PARIBAS		74,955
CHASE NOMINEES LTD	16376	1,200,165
CHASE NOMINEES LTD	20947	1,562,601
CISC MELLON GLOBAL SECURITIES		60,593
INVESTORS BANK AND TRUST CO,		2,988,469
INVESTORS BANK AND TRUST CO,		25,998
INVESTORS BANK AND TRUST CO,		24,379
INVESTORS BANK AND TRUST CO.		1,048,780
INVESTORS BANK AND TRUST CO.		66,673
INVESTORS BANK AND TRUST CO.		2,140,618
INVESTORS BANK AND TRUST CO.		6,621,349
INVESTORS BANK AND TRUST CO.		521,473
INVESTORS BANK AND TRUST CO.		25,048
INVESTORS BANK AND TRUST CO.		10,829,124
INVESTORS BANK AND TRUST CO.		1,025,181
INVESTORS BANK AND TRUST CO.		3,168,779
INVESTORS BANK AND TRUST CO.		376,869
INVESTORS BANK AND TRUST CO.		25,912
INVESTORS BANK AND TRUST CO.		546,546

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL: 0533153

As at 17 November 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 66,616,662 ORD GBP0.10 representing 3.09% of the issued share capital of 2,155,345,032 units.

Registered Holder	Account Designation	Holding
INVESTORS BANK AND TRUST CO.		59,353
JP MORGAN (BGI CUSTODY)	16331	729,656
JP MORGAN (BGI CUSTODY)	16338	140,168
JP MORGAN (BGI CUSTODY)	16341	1,173,749

JP MORGAN (BGI CUSTODY)	16341	17,391
JP MORGAN (BGI CUSTODY)	16342	263,091
JP MORGAN (BGI CUSTODY)	16344	23,736
JP MORGAN (BGI CUSTODY)	16345	31,518
JP MORGAN (BGI CUSTODY)	16400	20,983,942
JP MORGAN (BGI CUSTODY)	17011	35,908
JP MORGAN (BGI CUSTODY)	18408	134,745
JP MORGAN CHASE BANK		343,267
JP MORGAN CHASE BANK		665,553
JP MORGAN CHASE BANK		65,703
JPMorgan Chase Bank		94,226
JPMorgan Chase Bank		20,224
JPMorgan Chase Bank		267,182
JPMorgan Chase Bank		264,450
JPMorgan Chase Bank		1,090,960
JPMorgan Chase Bank		231,847
JPMorgan Chase Bank		57,287
JPMorgan Chase Bank		22,079
JPMorgan Chase Bank		23,661
JPMorgan Chase Bank		138,333
Mellon Trust - Boston & SF		362,617
Mellon Trust - Boston & SF		335,126

REGISTERED HOLDERS REPORT

COMPASS GROUP SEDOL 0533153

As at 17 November 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 66,616,662 ORD GBP0.10 representing 3.09% of the issued share capital of 2,155,345,032 units.

Registered Holder	Account Designation	Holding
MELLON TRUST OF NEW ENGLAND		451,522
Mitsubishi Trust International		12,776
NORTHERN TRUST BANK - BGI SEPA		587,104
NORTHERN TRUST BANK - BGE SEPA		106,053
NORTHERN TRUST BANK - BGI SEPA		401,845
R C Greig Nominees Limited a/c	BLI	826,633
R C Greig Nominees Limited a/c	CMI	164,390
R C Greig Nominees Limited GPI	GPI	697,370
R C Greig Nominees Limited SAI	SA1	282,692
Reflex Nominees Limited		4,115
Reflex Nominees Limited		1,538
State Street		36,700
STATE STREET BOSTON		186,295
STATE STREET BOSTON		1,891,500
The Bank of New York		18,326
WELLS FARGO SEATTLE - WIRE BAN		42,203
ZEBAN NOMINEES LIMITED		27,511
	Total	66,616,662

END

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Final Results
Released	07:00 30-Nov-04
Number	7986F



RECEIVED
2005 JAN 24 A 11: 07

30 November 2004

COMPASS GROUP PLC

PRELIMINARY RESULTS

FOR THE YEAR ENDED 30 SEPTEMBER 2004

The Group's reported financial highlights for the year ended 30 September 2004 are set out below.

	2004	2003
Turnover	£11,772m	£11,286m
Total operating profit		
- reported	£500m	£521m
- before goodwill amortisation	£775m	£797m
Profit before tax		
- reported	£370m	£358m
- before goodwill amortisation and exceptional items (1)	£645m	£661m
Basic earnings per share		
- reported	8.3p	8.3p
- before goodwill amortisation and exceptional items (1)	21.1p	20.8p
- underlying at constant currency (2)	21.1p	19.5p
Free cash flow	£246m	£415m

Business highlights (2)

- Turnover of £11.8 billion, up 7% on a like for like basis.
- Basic earnings per share on an underlying constant currency basis, up 8% at 21.1p.
- Final dividend of 6.2 pence per share, 9.3 pence per share for the full year, up 11%.
- New contract gains of £1.2 billion per annum signed in the year and contract retention continue to be strong at 95%. Developments announced today include plans to open a total of nine Mot Marks & Spencer Simply Food units at its UK motorway service areas and a £22 million pe annum contract with Bank of America in North America.

(1) There were no exceptional items in 2004.

(2) The bases for calculating like for like growth, underlying and continuing activities performance are explained in mo detail in the attached preliminary results for Compass Group for the year ended 30 September 2004.

Outlook

After a difficult period, the Group enters the new financial year confident that actions have been take to address the challenges of 2004 to give a solid platform from which to grow. 80% of the additional turnover needed in 2005 to deliver at least 6% like for like turnover growth has already been secured and the pipeline across all businesses is encouraging. With further benefits still to be achieved, especially in purchasing, the Group is confident of improved performance.

The Group's expectations for free cash flow in 2005 remains unchanged at £350 million to £370 million.

The Group is now increasing its focus on organic growth, with a renewed emphasis on how capital : used, in order to deliver sustainable improvements in return on capital employed.

Sir Francis Mackay – Chairman – said:

"We have a market leading position in all the major world economies, a strong management team an a strategy for delivering shareholder value in an expanding sector of the economy.

2004 was a challenging year for the Group with a number of trading issues which had an impact on performance. Actions have been put in place to address these issues and I remain confident about the future prospects for the Group."

Michael J Bailey – Chief Executive – said:

"Our main drive is to return to delivering profit growth and strong free cash flow. We are putting a renewed emphasis on improving return on capital employed going forward.

I am confident in the robustness of our business model and the commitment, motivation and capabilities of our employees will enable us to do what is required to deliver on our objectives for 2005 and beyond."

Enquiries:

Compass Group PLC	**01932 573000**
Michael J Bailey	Chief Executive
Andrew Martin	Finance Director
Sarah Ellis	Director of Investor Relations
Brunswick	**020 7404 5959**
Simon Sporborg	
Pamela Small	

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

TRADING REPORT

2004 was a challenging year for the Group with a number of trading issues which had an impact on performance.

The Group is now increasing its focus on the delivery of strong turnover, profit and free cash flo

growth. As market leader in a fragmented market place, the Group is well placed to benefit from i strong presence in the key geographies, where there remain significant opportunities. The immediat priority is to concentrate on maximising organic growth with an emphasis on the delivery c sustainable improvements in return on capital employed and free cash flow. Actions have been put i place to address those issues that affected 2004's performance and the Group remains confident c meeting its objectives in 2005.

Group Performance

The Group's reported financial highlights for the year ended 30 September 2004 are set out below.

	2004	**2003**
Turnover	£11,772m	£11,286m
Total operating profit		
- reported	£500m	£521m
- before goodwill amortisation	£775m	£797m
Profit before tax		
- reported	£370m	£358m
- before goodwill amortisation		
and exceptional items	£645m	£661m
Basic earnings per share		
- reported	8.3p	8.3p
- before goodwill amortisation		
and exceptional items	21.1p	20.8p
- underlying at constant currency (1)	21.1p	19.5p
Free cash flow	£246m	£415m
Return on capital employed (1)	7.0%	7.0%

(1) See below for basis of calculation

On 13 April 2004, the Group disposed of its 12.7% shareholding in Yoshinoya D&C, part of the Japanese business, for £61 million. During 2003, the Group also disposed of its Little Chef and Travelodge businesses. Both of these have been presented as discontinued activities. There were no exceptional items in 2004. Excluding these discontinued activities, goodwill amortisation and 2003': exceptional items, the financial highlights from continuing activities are set out below.

	2004	**2003**	**Increase/(decrease)**
Turnover	£11,772m	£11,206m	5%
Total operating profit	£773m	£769m	1%
Profit before tax	£644m	£644m	-
Basic earnings per share	21.1p	20.3p	4%
Free cash flow	£245m	£403m	(39)%

Note: The above table excludes discontinued activities, goodwill amortisation and 2003's exceptional items.

Movements in the profit and loss account translation rates for the Group's principal currencies, against which the Group seeks to ensure it is economically protected, had a net adverse effect on the presentation of 2004's results with the primary cause being the US dollar average exchange rate moving from 1.60 for 2003 to 1.79 for 2004.

Turnover

The main factors that affected the year on year change in turnover from continuing activities are summarised below.

%

Like for like growth – excluding fuel	7
Contribution from acquisitions	2
Movements in translation rates	(4)
Total - continuing activities	5

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements, and compares the results against 2003.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contrac losses of 5% and marginally positive throughput.

Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates and average spend per head. Throughput varies by sector with Educatior and Healthcare, which are much less affected by the economic cycle, achieving positive throughput c 3% and 2% respectively in 2004. Business and Industry had negative throughput of 1% with Vendin at negative 2%. Throughput in the Defence, Offshore and Remote Site sector was marginally negative.

In addition to securing record levels of new business, the Group has remained focused on client retention, which remained strong at 95%. This was achieved as a result of continued investing in people in client account management and contract retention teams.

The strong performance in like for like turnover was driven by new business wins across all sectors, with a continued trend to outsourcing in Healthcare and Education and the continuing high level of military and peace-keeping activity around the globe, mainly in the Middle East, generating incremental turnover in the Defence, Offshore and Remote Site sector. This incremental turnover added approximately one percentage point to like for like turnover growth. The table below sets out the like for like growth by sector for each geographic division and the Group total.

	UK	CE&ROW	North America	Total
	%	%	%	%
Business and Industry	5	2	5	3
Defence, Offshore & Remote Site	5	45	(10)	35
Education	(1)	4	7	5
Healthcare	4	6	9	7
Contract	4	9	7	7
Vending	0	0	3	2
Contract and Vending	4	8	6	7
Concessions	9	0	15	6
Total	5	6	7	7

Total operating profit

Growth in total operating profit before goodwill amortisation from continuing activities of 1% has been held back by movements in translation rates (3%) and by three issues in the UK (see below) together with tougher trading conditions over the summer in Continental Europe, particularly in France and the Netherlands. At the end of the 2004 financial year, the Group decided to make a

change in the way it deals with certain costs for example, in North America, against the background of rising medical costs, the Group has increased the rate at which it accrues for workers' compensation costs. This did not adversely affect 2004's cash flow, it did however impact total operating profit by approximately £20 million.

Profit before tax

Discontinued activities contributed £1 million to profit before tax and goodwill amortisation in 2004 (2003: £17 million). Profit before tax and goodwill amortisation from continuing activities for 2004 was £644 million (2003 : £644 million).

Basic earnings per share

Restating 2003's results at 2004's average translation rates shows an underlying increase at constant exchange rates in basic earnings per share before goodwill amortisation and exceptional items of 8%.

Free cash flow

Free cash flow for 2004 was adversely affected by two developments in the business. The rapid growth in Defence, Offshore and Remote Site business has required additional working capital to ensure the smooth operation of new contracts, particularly against the background of increasing logistical challenges. Secondly, there has been a change in the payment profile for a number of suppliers resulting in a decrease in trade creditor days for the Group of 58 days at 30 September 2004 compared to 70 days at 30 September 2003.
Free cash flow for 2004 did, however, benefit from a one-off receipt of £104 million in respect of the monetisation of certain "in the money" interest rate swaps. Interest payments will be higher by approximately £20 million per annum for the next five years as a result of this monetisation. The overall interest hedging position for the Group is unaffected by this transaction, as will be the interes charge in the profit and loss account going forward.

2004's free cash flow also includes a one-off payment of £32 million in late September cancelling an "out of the money" call option over shares in the company that was originally set up as a hedge against share option requirements. This payment is included in provisions spend and had been provided for at the time of its cancellation.

Free cash flow for 2004 included £1 million of dividends received from Yoshinoya D&C (2003 : £ million). Free cash flow for 2003 also included £23 million absorbed by Little Chef and Travelodge up to their dates of disposal and benefited from an exceptional tax receipt of £33 million. Excluding these items, free cash flow from continuing activities for 2004 was £245 million (2003 : £403 million).

Return on capital employed

Return on capital employed on a reported basis was 7.0% (2003: 7.0%) based on total operating prof before goodwill amortisation and excluding the Group's minority partners' share of total operating profit, net of tax, and an average capital employed for the year of £7,894 million. Including the Group's minority partners' share of total operating profit, net of tax, return on capital employed for 2004 was 7.5% (2003: 7.4%).

Average capital employed has been calculated by adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account. The capital employed in the business as at 30 September 2004 and 2003 is detailed in the table below.

	2004 £m	2003 £m

Net assets	2,482	2,579
Net debt	2,373	2,308
Goodwill written off to reserves	2,132	2,132
Goodwill amortised through the profit and loss account	1,021	760
Capital employed	8,008	7,779

The weighted average cost of capital for the Group was approximately 7.8%, assuming a risk free rat of return of 4.75%, an equity risk premium of 4.50% and a Beta of 1.1.

Brands

Being able to provide multi-product solutions for clients through a unique portfolio of international, local and bespoke foodservice brands is a key competitive advantage for the Group. In each of the key product categories such as coffee, bakery and burgers the approach has been to develop international brands that we own such as Caffè Ritazza and Upper Crust, or to enter into exclusive franchise rights for the sectors the Group operates in, where a successful brand is already established such as Burger King.

The Group's owned brands also include Au Bon Pain, Harry Ramsden's and Mamma Leone's and its convenience store offer, amigo. The Group also uses franchised brands such as Sbarro, Pizza Hut an Marks & Spencer Simply Food.

Caffè Ritazza, the Group's coffee brand, was conceived in response to the trend towards ground and freshly prepared coffee. What differentiates Caffè Ritazza from competing brands is the complementary food offering that appeals to customers throughout the day thus increasing transactions and spend per head. Caffè Ritazza operates in travel concessions in 30 countries and is increasingly in demand in the Business and Industry, Healthcare and Education sectors. There are now 4,200 Ritazza and Caffè Ritazza units in the Group's estate.

Wellness and Nutrition

The Group is responding to the growing awareness amongst its customers of the importance of healthier eating and an active lifestyle by leading the way in developing offers that meet the particula needs of the sectors and geographies in which it operates. For example, in North America, the Group has developed 'Balanced Choices', a range of products that are low in carbohydrates and salt, low in fat, sugar and caffeine free and which are available across all sectors, including vending, where products such as fat free waffles with fresh fruit and sugar-free syrup, Greek salads with low-fat feta cheese, and Atkins diet products are now available in Canteen's vending machines. In the UK, Scolarest has reduced the salt content of meals in primary schools by 38% since 2002, is encouraging the use of baking and grilling of products as opposed to frying and, in conjunction with Selecta, is re-merchandising and re-branding vending machines to offer a range of juices, waters and healthy snacks. Select Service Partner has developed a 'Wellbeing' range in Upper Crust, which features filled multigrain baguettes and bagels. The Group will continue to develop products that provide its customers with a wide variety and choice of safe, wholesome and enjoyable offers with access to the right information to help them make informed decisions when selecting what to eat or drink.

Purchasing Strategy

The Group continues to invest in the rollout of its UK purchasing model and in October 2003 established a distinct European purchasing organisation, Sevita, to consolidate and leverage the Group's purchasing spend initially across Europe. Sevita's strategy is the continued consolidation of

volumes and spend across Europe leading to improved commercial terms; sourcing back down the supply chain to procure from growers, producers and manufacturers; re-engineering of product specifications to support the Group's wellness and nutrition objectives and the establishment of robu: logistics platforms across Europe. In North America, the Group's purchasing organisation, Foodbuy, adopts a similar strategy. A Culinary Initiatives Team made up of chefs from the Group's core sectors was established in 2004 to review Managed Order Guides to ensure maximum synergy and purchasing efficiency is achieved across sectors by rationalising product usage in high volume categories to achieve significant cost benefits without any loss in product quality or consistency.

The Group will continue to invest in the rollout of its purchasing model in order to deliver increase profitability.

Divisional Performance

	2004	2003	**Reported** increase %	Constant **currency** increase %	Like **for like** Increase %
Turnover (£m)					
United Kingdom (continuing activities)	2,567	2,514	2	2	5
Continental Europe & rest of the world	5,192	4,634	12	13	6
North America	3,517	3,562	(1)	9	7
Total – continuing activities	11,276	10,710	5	9	7
Fuel	496	496			
	11,772	11,206			
Discontinued activities (UK)	-	80			
Total	11,772	11,286			

Total operating profit (£m)

	2004	2003	Reported increase %	Constant currency increase %
Subsidiary undertakings				
United Kingdom (continuing activities)	294	360	(18)	(18)
Continental Europe & rest of the world	287	229	25	29
North America	190	177	7	22
	771	766	1	4
Associates (continuing activities)	2	3	(33)	(33)
Total – continuing activities	773	769	1	4
Discontinued activities				
- subsidiaries (UK)	-	16		
- associates (CE&ROW)	2	12		
Total	775	797		

Operating margin (%)

	2004	2003
United Kingdom (continuing activities)	11.1	13.9
Continental Europe & rest of the world	5.5	4.9
North America	5.4	5.0

Total– continuing activities	6.8	7.1

Total operating profit is before goodwill amortisation of £275 million (2003: £276 million). Fuel turnover comprises £46 million in the UK and £30 million in Continental Europe and the rest of the world (2003: £466 million and £30 million respectively). Profit from subsidiary undertakings includes £8 million in the UK and £nil in Continental Europe and the rest of the world from fuel (2003 : £10 million and £nil respectively). Operating margin is based on turnover and total operating profit before goodwill amortisation excluding fuel.

During 2004, significant growth in the Group's Defence, Offshore and Remote Site business, and the consequent expansion of local operations, has led to the creation of an infrastructure and managemen team within the Continental Europe and rest of the world division. Accordingly, that part of this activity previously reported in the UK division, now managed outside of the UK, is now reported within the Continental Europe and rest of the world division. In 2003, the turnover of these contracts was £110 million and they generated an operating profit of £25 million. With the exception of that part of the defence business that involves feeding military personnel based in the UK at any point of time, all other defence business outside of North America is now reflected in the Continental Europe and rest of the world division. This change, whilst having no overall effect on the Group operating margin, has contributed to the decrease in the UK operating margin and the increase in the Continental Europe and rest of the world margin.

UK

The UK grew its turnover on a like for like basis by 5%. In calculating like for like growth, 2003's turnover has been reduced by the £110 million referred to above which is now reported in Continenta Europe and rest of the world division.

Contract and Vending turnover growth was 4% and Concessions growth was 9%. There was a particularly strong performance in the Sports and Leisure (Concessions) business and good performances in the Business and Industry and Healthcare sectors.

In Business and Industry, The Royal Mail renewed its contract for a further five years with annual turnover of £75 million. Westland Helicopters, Land Securities Trillium, a property outsourcing provider to the Department for Work and Pensions, GE Healthcare, Microsoft and London Stock Exchange each renewed contracts with over £18 million in total of annual turnover. New contract wins included Alliance and Leicester, National Grid Transco and Perkins Engines. Full details of contract gains and renewals are given in Appendix 2.

In Healthcare, a renewed contract with East Kent Hospitals NHS Trust and an extended contract with Nottinghamshire Healthcare NHS Trust were amongst the highlights.

A particularly strong performance by the Sports and Leisure business within the Concession sector was achieved through new contract gains with annual revenues of £14 million including Henley Royal Regatta, the Open Golf Championship, London Zoo, the Oval and Arena Coventry and increased throughput at existing venues.

Growth in the Travel Concessions business was also strong. During the year a further eight Marks & Spencer Simply Food outlets at railway stations were opened, as well as a unit at Manchester Airport Following the successful trial of Marks & Spencer Simply Food at the Moto motorway service area a Toddington, two more units have been opened. The Group is pleased to announce plans to open a further six units at Moto locations over the next eighteen months.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities decreased from £360 million to £294 million.

Three trading related issues have held the UK profit back. One of the UK's principal distributors

experienced financial difficulties and their business has been successfully transferred to an alternativ major distributor but at a higher cost than previously charged. Secondly, a number of Local Education Authority contracts awarded over the past two years are failing to achieve the margin anticipated due to increased labour costs, lower than expected throughput and client pressure on school meal budgets. The third issue relates to the important in-store restaurant market, where the Group has won a number of significant contracts in 2004 but where initial start up costs are being incurred and expensed in accordance with the Urgent Issues Task Force Abstract 24 – Accounting Fc Start Up Costs. These contracts are being mobilised over the next three years and, as previously announced, further start up costs will be incurred over this period.

In terms of segmental reporting, following the creation of a local infrastructure in the Defence, Offshore and Remote site business, as noted above, part of the activity previously reported in the UK division is now reported within the Continental Europe and rest of the world division. This has contributed to the decline in the UK's total operating profit. In addition, a thorough review of 2004's purchasing income and overhead allocation has led to a better allocation between divisions. The impact of this is to reduce the UK's total operating profit by £18 million and to increase that of Continental Europe and rest of the world by £13 million and North America by £5 million.

Finally, as mentioned above, in closing the results for 2004 it was decided to make a change in the way the Group deals with certain costs, the effect of which is £12 million on the UK's total operating profit.

Profit on the disposal of fixed assets and businesses contributed £18 million in 2004 to the UK's tota operating profit (2003 : £5 million).

Going forward, the Group expects to be able to maintain its underlying UK margin.

Continental Europe & rest of the world

In calculating like for like growth, 2003's turnover has been increased by £110 million of defence business now reported in this division as noted above. Like for like turnover growth of 6% for the Continental Europe and rest of the world divisions includes strong individual country performances c 15% in Australia, 49% in China (albeit from a small base) and 47% in Greece where the Group catered for the media centre and various corporate hospitality events at the Athens 2004 Olympics. Chile, Kazakhstan, Luxembourg, New Zealand and United Arab Emirates all achieved double digit growth in 2004. The economically tougher markets in France, Germany, the Netherlands and Italy achieved a combined 1% like for like growth.

The strong growth in like for like turnover in the Defence, Offshore and Remote Site business of 45% has been accelerated by an increased level of military and peace-keeping activity, particularly in the Middle East. In relation to peace-keeping, the Group now feeds over 30,000 United Nations troops ir Kosovo, Cyprus, East Timor, the Golan Heights, Lebanon, Liberia, Eritrea and Burundi. In addition to this, the Group continues to achieve strong growth in Offshore and Remote Site locations. Partnerships with major global clients such as ChevronTexaco, Schlumberger and EADS, and continuing expertise in both catering and support services, are continually leading to new business opportunities. Furthermore, the division's design-and-build capability generated good new business growth in this sector and in 2004 a new operation called $4D^2$ was created, which applies turnkey solutions to ensure that food and other delivery systems are cost effective and fit for purpose. Other divisions within the Group are already taking advantage of this expertise. For example, $4D^2$ recently managed the design and build of 19 food courts in colleges and universities in North America for Chartwells' clients.

Contract and Vending like for like turnover growth was 8%. In Concessions, like for like turnover was flat principally as a result of the cancelling of loss making retail contracts in Japan. Excluding

Japan, like for like Concessions turnover growth was 4%.

In Business & Industry, the Group's status as multi-national, single preferred supplier to IBM wa instrumental in securing an additional new contract with IBM in Japan. Other notable internationa client wins include Sony in France and Japan, Deutsche Bank in Italy and the extension of our globa foodservice agreement with Philips for a further 10 years.

In Healthcare, as the market evolves and develops, the Group's market segmentation strategy ensure that it is well placed to exploit growth opportunities. In France, Medirest added seven new contract with over £20 million in annual turnover. Likewise, in Germany, notable contract wins wit Märkische Kliniken and Helios Kliniken position the Group for further success. In New Zealand, th Group won new business, notably with the Canterbury District Health Board, illustrating i capabilities in securing new business in highly competitive markets. In Japan, Seiyo Food System won a contract with Yuki Hospital (Ibaraki), having been assisted in the tender process by colleague at Morrisons in North America.

In Education, Scolarest delivered a good performance, with notable contract renewals and wins fro clients including Direcção Regional de Educação de Lisboa, in Portugal. In Scandinavia, tw prestigious university contracts were secured, with Linköping University in Sweden and with Avantc in Norway, for the BI Norwegian School of Management's new Oslo Campus.

Earlier this year, the Group announced a strategically important joint venture with the Shanghai Railway Administration in China to provide station and onboard catering services to the four high-speed trains between Shanghai and Beijing. Other notable Rail Gourmet contract successes include new clients SNCB in Belgium, SNCF in France and the Turkish State Railways (TCDD).

Total operating profit (excluding associates and goodwill amortisation) increased from £229 million to £287 million.

As stated above, the increase in total operating profit benefited from the reporting of defence busines previously included in the UK division and from a better allocation of purchasing income and overheads.

Japan continued to make significant progress in 2004, achieving an operating margin of 3%. There remains considerable opportunity to further improve the margin in Japan and the combination of turnover growth together with purchasing synergies should deliver further improvement in profit and margin in 2005.

Excluding the impact of the transfer of the defence business from the UK to the Continental Europe and rest of the world division, the underlying margin moved forward by 30 basis points, and the Group expects to deliver a similar increase in 2005.

On 2 April 2004, the Group acquired Mitropa for an enterprise value of £9 million. This is considered by the Group to be a strategically important move into the Concessions market in Germany. Mitropa has contributed £41 million to turnover in 2004 and although it has reported a los before interest and tax of £3 million in 2004, steps have already been taken to reduce the run rate of this loss and the Group remains confident that Mitropa should deliver an acceptable return in excess of its cost of capital in 2006.

North America

North America achieved a 7% like for like increase in turnover including strong growth in Education and Healthcare of 7% and 9% respectively with Business and Industry growing by 5% and Vending by 3%. Overall, Contract and Vending grew by 6% and Concessions by 15%.

In Business & Industry, new business growth has been strong. This year the Group has benefited froı a number of very large account wins such as Bank of America, as well as a continued stream (smaller accounts. Consolidation is increasing and many of our clients are streamlining their caterin from local to regional, to national and ultimately global contracts.

In Healthcare, where contractor penetration remains low, Morrisons has continued to deliver a stead new business pipeline. New business wins this year include notable contracts with the Medic: Center of Central Georgia and St. Francis Hospital in South Carolina. Morrisons' sister speciali: support services business, Crothall, grew from strength to strength with new business wins, includin the California Development Centers, as clients increasingly demand multi-service provision.

In Education, Chartwell's new business growth was driven by both the higher education and K-1 sub-sectors, including contract wins with Northern Kentucky University and the Newark an Richmond Public Schools in New Jersey and Virginia, respectively.

In Sports & Leisure, growth was driven by continued success at Levy Restaurants and Wolfgan Puck. Together these two leading operators have opened up a number of new contracts in the secto including their joint contract with Anshew Entertainment Group (AEG) to provide fine dining an catering at all AEG's entertainment properties worldwide.

Total operating profit (excluding associates and goodwill amortisation) increased by £34 million t £190 million before the negative translation effect between 2003 and 2004. Reported margin gre from 5.0% to 5.4% reflecting excellent progress in purchasing and tight cost control.
Looking forward to 2005, the Group expects to see a more normal rate of growth in the margin.

Foodbuy, the North American purchasing division, had another successful year and has in 2004 been able to mitigate the worst effects of significant food price inflation across the US. There is still a significant opportunity in the US to deliver further purchasing savings.

Interest

Net debt at 30 September 2004 was £2,373 million (2003 : £2,308 million). Net interest for the year was £130 million (2003 : £136 million). The average cost of funding (net of cash balances) for the year was 4.8 % (2003 : 5.0%). Interest cover for 2004 was six times total operating profit before goodwill amortisation.

Profit before taxation

Profit before taxation, goodwill amortisation and exceptional items decreased by 2% from £661 million to £645 million.

Yoshinoya contributed £1 million to profit before tax in 2004. In 2003, Yoshinoya contributed £12 million to total operating profit and Little Chef and Travelodge contributed £16 million to total operating profit. Interest attributable to these businesses, based on the proceeds received at the Group's average interest rate, was £11 million. Accordingly, these discontinued activities contributec £17 million to profit before tax in 2003. Adjusting for this, profit before tax, goodwill amortisation and exceptional items on continuing activities remained constant at £644 million.

Taxation

The overall Group tax charge was £152 million giving an overall tax rate on ordinary activities of 23.6% of profit before tax, goodwill amortisation and exceptional items (2003 : 25.6%). The lower rate in 2004 principally reflects the recognition of reliefs associated with past acquisitions. For the same reason, it is currently anticipated that the Group tax rate will again be around the 24% level in

2005. The blended statutory tax rate for the Group, based on current statutory tax rates in force in the key countries in which the Group operates, is estimated at 33%. The Group has tax efficient structuring in place that results in an approximate six percentage point benefit on the blended statutory tax rate for 2006 onwards. Accordingly the Group tax rate for 2006 onwards is likely to move upwards, to the mid to high 20s range. A tax reconciliation of the current rate for the year is included in note 4 to the attached financial information. This reconciliation summarises the reasons why the Group's current tax rate of 24%, excluding deferred tax and prior year adjustments, was below the UK corporate tax rate of 30%. The main reasons were the utilisation of tax losses brought forward, 5%; the tax deductibility of part of the Group's goodwill, 2% and capital allowances in excess of depreciation, 1%; offset by higher overseas tax rates, 2%.

The Group's cash tax rate for 2004 was 17% and is likely to move to 18-20% for 2005. Thereafter, the cash tax rate is likely to average out, over time, at the mid 20s level.

Goodwill amortisation and exceptional items

The goodwill amortisation charge for the year was £275 million (2003: £276 million).

There were no exceptional items in 2004. The net exceptional item for 2003 was a loss of £1 million

Earnings per share

Basic and diluted earnings per share on a reported basis, after goodwill amortisation and exceptional items, were both 8.3 pence (2003: 8.3 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 21.1 pence (2003: 20.8 pence).

Underlying basic earnings per share, adjusting for discontinued activities and currency translation, is up by 8% year on year at 21.1 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		**Basic earnings per share**		
	2004	**2003**	**2004**	**2003**	
	£m	**£m**	**Pence**	**Pence**	**Growth**
Reported	180	184	8.3	8.3	-
Goodwill amortisation	275	276			
Exceptional items	-	1			
Before goodwill amortisation and exceptional items	455	461	21.1	20.8	1%
Discontinued activities	-	(10)			
Continuing activities	455	451	21.1	20.3	4%
Currency translation	-	(18)			
Underlying	455	433	21.1	19.5	8%

Discontinued activities have been taxed at the UK rate of 30% and Yoshinoya's effective tax rate of 54%. The effect of currency translation is calculated by applying 2004's translation rates to 2003's attributable profit.

Dividends

The recommended final dividend is 6.2 pence per share resulting in a total dividend for the year of 9. pence per share, an increase in the total dividend per share of 11%. This reflects the Group's view of its ability to generate strong free cash flow. Dividend cover for 2004 was 2.3 times profit for the financial year before goodwill amortisation.

Acquisitions

The Group's strategic focus continues to be on the organic development of its existing core businesses. This has been complemented by a small number of acquisitions either to strengthen the Group's geographic coverage or to reinforce its sectoral presence in certain areas. The Group purchased businesses for £164 million in the 2004 financial year and purchased further shares in subsidiary companies not wholly owned for £19 million. £19 million of the aggregate purchase price is deferred consideration payable in the future. In aggregate, the net assets acquired had a provisional fair value of £22 million, including £11 million of net cash, resulting in goodwill of £161 million. Details of the acquisitions are given in note 15 to the attached financial information.

On 4 November 2004, the Group agreed to acquire, in December 2004, a further 30% of the remaining share capital in Onama, the Group's Italian contract catering business, for £41 million taking the total share holding to 90%. The acquisition of other minority interests and the payment of deferred consideration is currently expected to cost between £40 million and £60 million in 2005. The Group does not anticipate any further new acquisitions in the remainder of the 2005 financial year.

Pensions

In total, the Group charged £70 million (2003 : £60 million) to profit before tax in respect of its pension arrangements, of which £48 million (2003: £43 million) relates to defined benefit schemes and £22 million (2003: £17 million) relates to defined contribution schemes. Actuaries to the Group': defined benefit pension arrangements advise the Pension Trustees on the funding rates required by th Group. In total, the Group paid £74 million (2003: £64 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17 Retirement Benefits is provided in note 16 to the attached financial information. This shows that, at 30 September 2004, there was an unprovided pension deficit, net of deferred tax, of £131 million (2003: £79 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before tax, would have been £53 million, net of a one-off curtailment credit of £6 million (2003: £52 million, net of £3 million).

Free cash flow

The decrease in free cash flow of £169 million is principally as a result of working capital absorbing £203 million (2003: £38 million) for the reasons detailed above.

Payments in respect of provisions for liabilities and charges absorbed £41 million (2003: £46 million excluding a one-off payment of £32 million settling a share related call option originally set up as a hedge against share option requirements. £21 million was spent on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £14 million on settling onerous contract and £6 million in respect of legal and other claims.

Interest payments absorbed a net £131 million compared with £151 million in 2003 before a one-off derivatives monetisation receipt of £104 million in 2004.

The net tax paid in 2004 of £107 million (2003 : £78 million before an exceptional tax receipt of £33 million) represents 17% of profit before tax and goodwill amortisation and is significantly less than

the total tax charge for the year of £152 million. The main reasons for this difference are items allowable for tax but which are not charged to the profit and loss account, tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments.

Net capital expenditure absorbed £329 million compared with £312 million in 2003 . Including £9 million purchased under finance lease contracts, net capital expenditure represents 3.0% of turnover excluding fuel. The Group has stringent controls on capital expenditure that are monitored centrally. There are fixed authority limits at each subsidiary company level and internal rate of return criteria that each project must achieve to obtain approval.

Acquisition payments were £167 million, comprising £169 million of consideration paid less £21 million of cash acquired (excluding £10 million of loans and finance lease obligations in the companies when acquired) and £19 million of deferred consideration paid in respect of previous acquisitions.

In aggregate, deferred consideration payable at 30 September 2004 amounted to £41 million.

During 2004, the timing of payment of dividends has been accelerated. Accordingly, the payment of dividends absorbed £249 million reflecting the payment of three dividends during 2004.

Net proceeds from businesses held for resale, the sale of minority interests, subsidiary undertakings and associates generated £86 million including £61 million in respect of the disposal of the Group's remaining shareholding in Yoshinoya.

The net cash outflow for the year was £84 million, before £10 million of proceeds on the issue of ordinary shares, paying £91 million for shares repurchased, £1 million cost for the purchase of own shares, £10 million of debt acquired with subsidiaries, £9 million of new finance leases and a translation gain on net debt for the year of £120 million, principally as a result of the US dollar moving from 1.66 to 1.81, and the Euro moving from 1.43 to 1.46 over the year.

Closing net debt as at 30 September 2004 was £2,373 million (2003: £2,308 million).

International Financial Reporting Standards

Following the European Union's adoption of Regulation (EC) No 1606/2002, all publicly listed companies in the EU will be required to adopt International Financial Reporting Standards ("IFRS") including revised International Accounting Standards ("IAS"), in issue at 31 March 2004, for their financial statements from 2005. Consequently the Group will be implementing IFRS from 1 Octobei 2005.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means tha a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 200ݓ and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

Appendix 1 sets out a summary of the process that the Group has adopted to manage the transition to IFRS and a summary of the areas that could affect the Group's financial statements in implementing IFRS.

Outlook

After a difficult period, the Group enters the new financial year confident that actions have been take

to address the challenges of 2004 to give a solid platform from which to grow. 80% of the additional turnover needed in 2005 to deliver at least 6% like for like turnover growth has already been secured and the pipeline across all businesses is encouraging. With further benefits still to be achieved, especially in purchasing, the Group is confident of improved performance.

The Group's expectations for free cash flow in 2005 remains unchanged at £350 million to £370 million.

The Group is now increasing its focus on organic growth, with a renewed emphasis on how capital : used, in order to deliver sustainable improvements in return on capital employed.

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

(a) The results for the year ended 30 September 2004 were approved by the Directors on 3 November 2004 and have been prepared on the basis disclosed in the 2003 Annual Report with th exception of the introduction of UITF abstract 38 Accounting for ESOP trusts which has impacte 2004 for the disclosure of own shares in the consolidated balance sheet and consolidated cash flo statement in respect of the purchase of own shares.

The financial information set out in the announcement does not constitute the Company's statutor accounts for the years ended 30 September 2004 or 30 September 2003 but is derived from thos accounts. The auditors have reported on these accounts; their reports were unqualified and did nc contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2004 accounts wi be delivered to the Registrar of Companies following the Company's Annual General Meeting.

(b) The timetable for the proposed final dividend of 6.2p per share is as follows:

Ex dividend date:	16 February 2005
Record date:	18 February 2005
Payment date:	14 March 2005

(c) A presentation for analysts and investors will take place at 9:30 am (GMT) on Tuesday, 30 November 2004 at ABN Amro, 250 Bishopsgate, London EC2M 4AA.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting a 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 20 7784 1014 or (US) +1 718 354 1158
- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com
- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 7 December 2004. To hear the replay, dial (UK) +44 20 7984 7578 or (US) +1 718 354 1112. The replay passcode is 359337#

- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

For North American based investors, there will be a question and answer conference call starting at 1:00pm (EST)

- To participate in the live question and answer session via conference call, dial (US) +1 718 35‹ 1157.
- A teleconference replay of the call will be available for five working days, until 7 December 2004. To hear the replay, dial (US) +1 718 354 1112. The replay passcode is 770029#.
- The North American investor conference call will also be webcast live, and archived for replay at www.compass-group.com and www.cantos.com

(d) Forward looking statements

This Preliminary Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(e) Management interviews

Interviews with Michael J Bailey and Andrew Martin in video, audio and text are available from 7:0(am (GMT) on www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	01932 573000
Michael J Bailey	Group Chief Executive
Andrew Martin	Group Finance Director
Brunswick	+ 44 (0) 20 7404 5959
Simon Sporborg	
Pamela Small	

Website
www.compass-group.com

Compass Group is the world's largest foodservice company with annual revenues of some £1 billion. Compass Group has over 400,000 employees working in more than 90 countries around th world. For more information visit www.compass-group.com

CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 30 September 2004

	Before goodwill	Goodwill

	Notes	Before goodwill amortisation £m	Goodwill amortisation £m	Total 2004 £m	amortisation and exceptional items £m	amortisation and exceptional items £m	Total 2003 £m
Turnover							
Continuing operations		11,633	-	11,633	11,206	-	11,206
Acquisitions		139	-	139	-	-	-
		11,772	-	11,772	11,206	-	11,206
Discontinued activities		-	-	-	80	-	80
Total turnover	1	11,772	-	11,772	11,286	-	11,286
Operating costs		(11,001)	(275)	(11,276)	(10,504)	(276)	(10,780)
Operating profit							
Continuing operations		770	(274)	496	766	(276)	490
Acquisitions		1	(1)	-	-	-	-
		771	(275)	496	766	(276)	490
Discontinued activities		-	-	-	16	-	16
		771	(275)	496	782	(276)	506
Share of profits of associated undertakings							
Continuing operations	1	2	-	2	3	-	3
Discontinued activities	1	2	-	2	12	-	12
Total operating profit: Group and share of associated undertakings	1	775	(275)	500	797	(276)	521
Loss on disposal of businesses – discontinued activities	2	-	-	-	-	(27)	(27)
Interest receivable and similar income		5	-	5	16	-	16
Interest payable and similar charges	3	(135)	-	(135)	(152)	-	(152)
Net interest		(130)	-	(130)	(136)	-	(136)
Profit on ordinary activities before taxation		645	(275)	370	661	(303)	358
Tax on profit on ordinary activities	4	(152)	-	(152)	(169)	26	(143)
Profit on ordinary activities after taxation		493	(275)	218	492	(277)	215
Equity minority interests		(38)	-	(38)	(31)	-	(31)
Profit for the financial year		455	(275)	180	461	(277)	184
Equity dividends	5	(200)	-	(200)	(183)	-	(183)
Profit / (loss) for the year retained	14	255	(275)	(20)	278	(277)	1
Basic earnings per ordinary share	6			8.3p			8.3p

Basic earnings per ordinary

share – excluding goodwill amortisation and exceptional items	6	**21.1p**		20.8p	
Diluted earnings per ordinary share	6		**8.3p**		8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	**21.0p**		20.7p	

CONSOLIDATED BALANCE SHEET
As at 30 September 2004

	Notes	2004 £m	2003 £m
Fixed assets			
Intangible assets	7	**4,223**	4,436
Tangible assets	8	**1,805**	1,734
Investments	9	**30**	73
		6,058	6,243
Current assets			
Stocks		**279**	229
Debtors: amounts falling due within one year	10	**1,568**	1,530
amounts falling due after more than one year	10	**287**	309
Cash at bank and in hand		**266**	303
		2,400	2,371
Creditors: amounts falling due within one year	11	**(2,872)**	(3,093)
Net current liabilities		**(472)**	(722)
Total assets less current liabilities		**5,586**	5,521
Creditors: amounts falling due after more than one year	12	**(2,665)**	(2,457)
Provisions for liabilities and charges	13	**(385)**	(429)
Equity minority interests		**(54)**	(56)
Net assets		**2,482**	2,579
Capital and reserves			
Called up share capital		**216**	217
Share premium account	14	**93**	84
Capital redemption reserve	14	**9**	7
Merger reserve	14	**4,170**	4,170
Profit and loss account	14	**(2,005)**	(1,899)
Less: own shares		**(1)**	-
Total equity shareholders' funds		**2,482**	2,579

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2004

	2004	2003

	£m	£m	£m	£m
Net cash inflow from operating activities (note I)		735		933
Dividends from associated undertakings		4		5
Returns on investments and servicing of finance				
Interest received	5		15	
Interest paid	(134)		(163)	
Proceeds from termination of interest rate swaps	104		-	
Interest element of finance lease rental payments	(2)		(3)	
Dividends paid to minority interests	(30)		(15)	
Net cash outflow from returns on investments and servicing of finance		(57)		(166)
Taxation				
Tax received	5		41	
Tax paid	(112)		(86)	
Net tax paid		(107)		(45)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(365)		(376)	
Sale of tangible fixed assets	36		64	
Total capital expenditure and financial investment		(329)		(312)
Free cash flow		246		415
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	(167)		(296)	
Net proceeds from businesses held for resale	19		30	
Sale of minority interest	3		-	
Sale of subsidiary companies and associated undertakings	64		720	
Total acquisitions and disposals		(81)		454
Equity dividends paid		(249)		(159)
Net cash (outflow)/inflow from investing activities		(330)		295
Net cash (outflow)/inflow before management of liquid resources and financing		(84)		710
Management of liquid resources: Sale of marketable securities		-		3
Financing				
Issue of ordinary share capital	10		12	
Repurchase of share capital	(91)		(211)	
Purchase of own shares, net	(1)		-	
Debt due within one year:				
Decrease in bank loans and loan notes	(26)		(218)	
Debt due after one year:				
Increase/(decrease) in bank loans and loan notes	270		(464)	
Capital element of finance lease rentals	(21)		(16)	
Net cash inflow/(outflow) from financing		141		(897)
Increase/(decrease) in cash in the year		57		(184)
Reconciliation of net cash flow to movement in net debt (note II)				
Increase/(decrease) in cash in the year		57		(184)
Cash (inflow)/outflow from change in debt and lease finance		(223)		698
Change in net debt resulting from cash flows		(166)		514
Loans acquired with subsidiaries and changes in finance leases		(19)		(41)
Effect of foreign exchange rate changes		120		(79)

Movement in net debt in the year	**(65)**	394
Opening net debt	**(2,308)**	(2,702)
Closing net debt	**(2,373)**	(2,308)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2004

I Reconciliation of operating profit to net cash inflow from operating activities:

	2004 £m	2003 £m
Operating profit before goodwill amortisation and exceptional items	**775**	797
Depreciation	**258**	243
EBITDA	**1,033**	1,040
Profit on disposal of fixed assets	**(8)**	(3)
Profit on disposal of businesses	**(10)**	(5)
Share of profits of associated undertakings	**(4)**	(15)
Expenditure in respect of provisions for liabilities and charges	**(73)**	(46)
Increase in stocks	**(57)**	(33)
Increase in debtors	**(110)**	(64)
(Decrease)/increase in creditors	**(36)**	59
Net cash inflow from operating activities before exceptional items	**735**	933

Profit on disposal of fixed assets comprises £6 million in the UK and £2 million in Continental Europe and the rest of the world (2003 : UK £5 million, Continental Europe and the rest of the world £(3) million and North America £1 million).

Profit on disposal of businesses comprises £12 million in the UK and £(2) million in Continental Europe and the rest of the world (2003 : Continental Europe and the rest of the world £5 million).

II Analysis of net debt:

	1 October 2003 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 September 2004 £m
Cash at bank and in hand	**303**	**(25)**	**(12)**	-	-	**266**
Overdrafts	**(98)**	**82**	**2**	-	-	**(14)**
	205	**57**	**(10)**	-	-	**252**
Debt due within one year	**(111)**	**26**	-	-	-	**(85)**
Debt due after one year	**(2,336)**	**(270)**	**127**	**(7)**	-	**(2,486)**
Finance leases	**(66)**	**21**	**3**	**(3)**	**(9)**	**(54)**
	(2,513)	**(223)**	**130**	**(10)**	**(9)**	**(2,625)**
Total	**(2,308)**	**(166)**	**120**	**(10)**	**(9)**	**(2,373)**

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
For the year ended 30 September 2004

III Purchase and disposal of subsidiary companies and investments in associated undertakings:

	2004 £m Purchases	2004 £m Disposals	2003 £m Purchases	2003 £m Disposals
Net assets acquired/(disposed of):				
Tangible fixed assets	**28**	**(1)**	32	(773)
Fixed asset investments	**7**	**(47)**	-	(38)
Stocks	**4**	**(1)**	1	(4)
Debtors	**25**	**(1)**	119	(8)
Cash	**21**	-	19	(1)
Bank overdrafts	-	-	(29)	-
Loans	**(7)**	-	(18)	-

Leases	**(3)**	**-**	(12)	-
Creditors	**(56)**	**1**	(130)	21
Provisions	**(5)**	**-**	(45)	-
Tax	**6**	**-**	29	63
Minority interests	**6**	**-**	60	-
	26	**(49)**	26	(740)
Loss on disposal	**-**	**2**	-	29
Goodwill acquired/(disposed of)	**162**	**(17)**	195	(14)
	188	**(64)**	221	(725)
Satisfied by:				
Cash consideration payable/(receivable)	**169**	**(64)**	208	(721)
Deferred consideration receivable	**-**	**-**	-	(8)
Deferred consideration payable	**19**	**-**	13	4
	188	**(64)**	221	(725)

IV Analysis of net flow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:

	2004 £m Purchases	**2004 £m Disposals**	2003 £m Purchases	2003 £m Disposals
Cash consideration paid/(received net of liabilities settled)	**169**	**(64)**	208	(721)
Cash (acquired)/disposed of	**(21)**	**-**	(19)	1
Overdrafts acquired	**-**	**-**	29	-
	148	**(64)**	218	(720)
Deferred consideration and costs relating to previous acquisitions	**19**	**-**	78	-
	167	**(64)**	296	(720)

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 September 2004

1. Turnover and operating profit

	Continuing operations £m	**Acquisitions £m**	**Discontinued activities** £m	**2004 £m**	2003 £m
Turnover					
Foodservice:					
Geographical analysis:					
- United Kingdom					
Continuing	**3,021**	**12**	**-**	**3,033**	2,980
Discontinued	**-**	**-**	**-**	**-**	80
	3,021	**12**	**-**	**3,033**	3,060
- Continental Europe & rest of the world	**5,150**	**72**	**-**	**5,222**	4,664
- North America	**3,462**	**55**	**-**	**3,517**	3,562
	11,633	**139**	**-**	**11,772**	11,286

Operating profit

Before goodwill amortisation and

exceptional items					
Foodservice:					
- The Company and its subsidiary undertakings					
Continuing	**770**	**1**	**-**	**771**	766
Discontinued	**-**	**-**	**-**	**-**	16
- Associated undertakings					
Continuing	**2**	**-**	**-**	**2**	3
Discontinued	**-**	**-**	**2**	**2**	12
	772	**1**	**2**	**775**	797
Geographical analysis:					
- United Kingdom					
The Company and its subsidiary undertakings					
Continuing	**294**	**-**	**-**	**294**	360
Discontinued	**-**	**-**	**-**	**-**	16
Associated undertakings	**1**	**-**	**-**	**1**	2
- Continental Europe & rest of the world					
The Company and its subsidiary undertakings	**289**	**(2)**	**-**	**287**	229
Associated undertakings					
Continuing	**1**	**-**	**-**	**1**	-
Discontinued	**-**	**-**	**2**	**2**	12
- North America					
The Company and its subsidiary undertakings	**187**	**3**	**-**	**190**	177
Associated undertakings	**-**	**-**	**-**	**-**	1
	772	**1**	**2**	**775**	797
Amortisation of goodwill – continuing operations					
- United Kingdom	**(156)**	**-**	**-**	**(156)**	(155)
- Continental Europe & rest of the world	**(70)**	**(1)**	**-**	**(71)**	(70)
- North America	**(48)**	**-**	**-**	**(48)**	(51)
	(274)	**(1)**	**-**	**(275)**	(276)
Total operating profit: Group and share of associated undertakings	**498**	**-**	**2**	**500**	521

Total operating profit after goodwill amortisation for the year ended 30 September 2004 relates to foodservice analysed a UK £139 million, Continental Europe & rest of the world £219 million and North America £142 million (200 £223 million, £171 million and £127 million respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

2. Exceptional items

	2004 £m	2003 £m
Loss on disposal of discontinued activities – Little Chef and Travelodge	-	27

3. Interest payable and similar charges

	2004 £m	2003 £m
Bank loans and overdrafts	34	41
Other loans	99	108
Finance lease interest	2	3
	135	152

4. Tax on profit on ordinary activities

	2004 £m	2003 £m
UK corporation tax at 30% (2003: 30%)	49	41
Overseas tax payable	105	89
UK tax on share of profits of associated undertakings	1	-
Overseas tax on share of profits of associated undertakings	2	6
Current tax charge on profit before goodwill amortisation and exceptional items	157	136
UK deferred tax	18	11
Impact of discounting UK deferred tax	(1)	5
Overseas deferred tax	17	54
Impact of discounting overseas deferred tax	(12)	(12)
	179	194
Adjustments in respect of prior years:		
UK corporation tax	10	(13)
Overseas tax payable	(32)	(12)
UK deferred tax	(2)	(16)
Overseas deferred tax	(3)	16
	(27)	(25)
Total tax charge before exceptional items	152	169
Exceptional items:		
UK corporation tax	-	4
Overseas tax payable	-	3
Prior year UK corporation tax	-	(33)
Total exceptional tax credit	-	(26)
Tax on profit on ordinary activities after exceptional items	152	143

4. Tax on profit on ordinary activities (continued)

Factors affecting the future tax charge

The main factors affecting the future tax charge are addressed on page 13.

	2004 **%**	2003 %
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	**30**	30
Increase/(decrease) resulting from:		
Permanent items	**1**	2
Amortisation of goodwill	**(2)**	(2)
Overseas taxes at higher rates	**2**	3
Losses bought forward	**(5)**	(6)
Tax credits	**-**	(2)
Capital allowances for the period in excess of depreciation charged	**(1)**	(2)
Other timing differences	**(1)**	(2)
Current tax rate on profit before goodwill amortisation and exceptional items	**24**	21

5. Dividends

	Per share	**2004 £m**	Per share	2003 £m
Dividends on ordinary shares of 10p each:				
Interim	**3.1p**	**66**	2.7p	60
Proposed final	**6.2p**	**134**	5.7p	123
	9.3p	**200**	8.4p	183

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

6. Earnings per share

	Before goodwill amortisation 2004 £m	**Including goodwill 2004 £m**	Before goodwill amortisation and exceptional items **amortisation** 2003 £m	Including goodwill amortisation and exceptional items 2003 £m
Attributable profit for basic and diluted earnings per share	**455**	**180**	461	184
	Millions	**Millions**	Millions	Millions
Average number of shares for basic earnings per share	**2,158**	**2,158**	2,218	2,218
Dilutive share options	**7**	**7**	5	5
Average number of shares for diluted earnings per share	**2,165**	**2,165**	2,223	2,223
Basic earnings per share	**21.1p**	**8.3p**	20.8p	8.3p
Diluted earnings per share	**21.0p**	**8.3p**	20.7p	8.3p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

7. Intangible fixed assets

Goodwill	**£m**
Cost	
At 1 October 2003	**5,196**
Additions arising from acquisitions	**162**
Disposal	**(19)**
Currency adjustment	**(95)**
At 30 September 2004	**5,244**
Amortisation	
At 1 October 2003	**760**
Charge for the year	**275**
Disposal	**(2)**
Currency adjustment	**(12)**
At 30 September 2004	**1,021**
Net book amount	
At 30 September 2004	**4,223**
At 30 September 2003	4,436

Additions to goodwill arising from acquisitions relates to the acquisitions shown in note 15. Goodwill on acquisitions being amortised over periods of up to 20 years which are considered to be the estimated useful lives. The disposal relat to the goodwill attaching to the remaining 12.7% of Yoshinoya D & C held by Seiyo Foods disposed of during the year.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

8. Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost						
At 1 October 2003	**486**	**58**	**327**	**1,446**	**661**	**2,978**
Currency adjustment	**(10)**	**-**	**(3)**	**(58)**	**(15)**	**(86)**
Additions	**19**	**3**	**14**	**205**	**133**	**374**
Businesses acquired	**2**	**-**	**7**	**14**	**5**	**28**
Disposals	**(1)**	**(1)**	**(3)**	**(84)**	**(42)**	**(131)**
Business disposals	**-**	**-**	**-**	**(1)**	**-**	**(1)**
Transfer between categories	**(3)**	**1**	**49**	**(75)**	**28**	**-**
At 30 September 2004	**493**	**61**	**391**	**1,447**	**770**	**3,162**
Depreciation						
At 1 October 2003	**85**	**4**	**54**	**763**	**338**	**1,244**
Currency adjustment	**(4)**	**-**	**(1)**	**(28)**	**(9)**	**(42)**
Charge for the year	**12**	**2**	**14**	**159**	**71**	**258**
Disposals	**(1)**	**-**	**(3)**	**(75)**	**(24)**	**(103)**
Transfer between categories	**3**	**1**	**5**	**(23)**	**14**	**-**
At 30 September 2004	**95**	**7**	**69**	**796**	**390**	**1,357**
Net book amount						
At 30 September 2004	**398**	**54**	**322**	**651**	**380**	**1,805**

At 30 September 2003	401	54	273	683	323	1,734

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freeho buildings and long and short leasehold property £9 million (2003: £11 million), plant and machinery £34 million (200 £38 million) and fixtures and fittings £3 million (2003: £4 million).

9. Investments held as fixed assets

	Investment in associated undertakings £m
Cost	
At 1 October 2003	73
Additions	7
Disposals	(47)
Share of retained profits less losses	1
Dividends received	(4)
Currency adjustments/other movements	-
At 30 September 2004	30

During the year the Group disposed of its remaining 12.7% of Yoshinoya D&C.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

10. Debtors

	2004 £m	2003 £m
Amounts falling due within one year		
Trade debtors	1,186	1,112
Amounts owed by associated undertakings	1	4
Overseas tax recoverable	12	15
Other debtors	153	184
Prepayments and accrued income	216	215
	1,568	1,530
Amounts falling due after more than one year		
Other debtors	189	177
Overseas tax recoverable	3	-
Deferred tax	95	132
	287	309

	2004 £m	2003 £m
Deferred tax analysis		
UK capital allowances in excess of depreciation	(10)	(8)
UK short term timing differences	72	100
Overseas deferred tax	(37)	(26)
Discount on timing differences	70	66
	95	132

Deferred tax does not include any potential tax liabilities which might arise in the event of the distribution unappropriated profits or reserves of overseas subsidiary companies as there is no current intention to distribute suc

profits or reserves.

Deferred tax assets of £73 million (2003: £147 million) have not been recognised as the timing of recovery is uncertain.

	£m
The movements on deferred tax are as follows:	
At 1 October 2003	132
Arising from acquisitions	2
Charged to profit and loss account	(17)
Other movements	(22)
At 30 September 2004	95

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

11. Creditors – amounts falling due within one year

	2004 £m	2003 £m
Bonds	-	94
Loan notes	19	12
Bank loans	66	5
Bank overdrafts	14	98
Obligations under finance leases	16	19
Trade creditors	926	1,060
Amounts owed to associated undertakings	2	4
Corporation tax payable	211	146
Overseas tax	142	188
Other tax and social security costs	203	208
Other creditors	264	241
Deferred consideration	14	25
Accruals and deferred income	861	810
Proposed dividend	134	183
	2,872	3,093

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

12. Creditors – amounts falling due after more than one year

	2004 £m	2003 £m
Bonds	1,348	1,102
Loan notes	550	591
Bank loans	588	643
Obligations under finance leases	38	47
Other creditors	44	55
Deferred consideration	27	19
Accruals and deferred income	70	-
	2,665	2,457

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:

- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$991 million (£548 million) at interest rat between 5.11% and 7.955%. US$654 million (£361million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2004 is follows:

	2004				2003			
	Bonds and loan notes £m	**Loans and overdrafts £m**	**Other £m**	**Total £m**	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
In more than one year but not more than two years	**75**	**5**	**79**	**159**	30	45	70	145
In more than two years but not more than five years	**627**	**574**	**82**	**1,283**	130	598	36	764
In more than five years	**1,196**	**9**	**18**	**1,223**	1,533	-	15	1,548
	1,898	**588**	**179**	**2,665**	1,693	643	121	2,457
In one year or less, or on demand	**19**	**80**	**30**	**129**	106	103	44	253
	1,917	**668**	**209**	**2,794**	1,799	746	165	2,710

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

12. Creditors - amounts falling due after more than one year (continued)

	2004 £m	2003 £m
Bank loans:		
Repayable by instalments in more than five years	**9**	-
Repayable by instalments within five years	**23**	-
Less: amounts falling due within one year	**(5)**	-
Amounts repayable by instalments falling due after more than one year	**27**	-
Repayable otherwise than by instalments within five years	**622**	648
Less: amounts falling due within one year	**(61)**	(5)
Amounts repayable otherwise than by instalments falling due after more than one year	**561**	643

13. *Provisions for liabilities and charges*

	Pensions and other post employment benefits	Insurance	Onerous contracts	Legal and other claims	Environmental	Total
	£m	£m	£m	£m	£m	£m
At 1 October 2003	247	32	48	91	11	429
Arising from acquisitions	2	-	3	-	-	5
Expenditure in the year	(16)	(5)	(14)	(38)	-	(73)
Charged to profit and loss account	21	7	-	6	-	34
Credited to profit and loss account	-	-	-	(5)	-	(5)
Reclassified	5	4	(5)	-	-	4
Currency adjustment	(6)	-	(1)	(2)	-	(9)
At 30 September 2004	253	38	31	52	11	385

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statuto retirement benefits and self-funded insurance schemes respectively and are essentially long-term in nature. Onero contracts represent the liabilities in respect of short and long term leases on non-utilised properties and other contrac lasting under five years. Legal and other claims relate principally to provisions for the cost of litigation and other claims The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group aim to have a low impact on the environment. The amount credited to the profit and loss account arises wholly within th UK.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

14. Reserves

	Share premium account	Capital redemption reserve	Merger reserve	Consolidated profit and loss account: Before goodwill written off	Consolidated profit and loss account: Goodwill written off	Total
	£m	£m	£m	£m	£m	£m
At 1 October 2003	84	7	4,170	233	(2,132)	(1,899)
Foreign exchange reserve movements	-	-	-	(17)	-	(17)
Premium on ordinary shares issued, net of expenses	9	-	-	-	-	-
Repurchase and cancellation of shares	-	2	-	(69)	-	(69)
Retained loss for the year	-	-	-	(20)	-	(20)
At 30 September 2004	93	9	4,170	127	(2,132)	(2,005)

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 ov the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

15. Acquisitions

Businesses acquired during the year are shown below.

	Consideration and costs £m	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value of assets acquired £m	Goodwill £m
Creative Host	19	4	-	-	4	15
Olland	20	4	(1)	-	3	17
Mitropa	27	12	(3)	-	9	18
Convenco	11	4	(3)	-	1	10
Others	106	12	(6)	(1)	5	101
Total acquisitions in the year	183	36	(13)	(1)	22	161
Adjustments to prior periods:						
Deferred consideration payable	5	-	-	-	-	5
Adjustments to net assets acquired	-	-	4	-	4	(4)
	5	-	4	-	4	1
	188	36	(9)	(1)	26	162

	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value to the Group £m
Intangible fixed assets	5	(4)	(1)	-
Tangible fixed assets	30	(2)	-	28
Fixed asset investments	9	-	(2)	7
Stocks	5	(1)	-	4
Debtors	23	-	2	25
Cash	21	-	-	21
Loans and overdrafts	(9)	2	-	(7)
Leases	(2)	(1)	-	(3)
Creditors	(45)	(11)	-	(56)
Provisions	(2)	(3)	-	(5)
Tax	(2)	8	-	6
Minority interests	3	3	-	6
	36	(9)	(1)	26

All acquisitions were accounted for under the acquisitions method of accounting.

Fair value adjustments principally relate to asset valuation adjustments, recognising pension commitments and oth liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2004 are provisional owing to the short period ownership.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect acquisitions made during the year ended 30 September 2003.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by thos acquisitions.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

16. Pensions

The assets and liabilities of the major schemes operated by the Group and the effect that adoption of FRS 17 would hav

had on the Group's profit and loss reserves are shown below:

	UK schemes		US schemes		Other schemes		Total schemes	
30 September 2004	Long Term expected rate of return	£m	Long Term expected rate of return	£m	Long Term expected rate of return	£m	Long Term expected rate of return	£m
Equities	8.0%	399	8.0%	43	6.7%	38	7.9%	480
Bonds	5.0%	272	5.7%	16	3.9%	46	4.9%	334
Other assets	4.8%	1	2.2%	1	3.2%	34	3.2%	36
Market value		672		60		118		850
Liabilities		(952)		(143)		(181)		(1,276)
Deficit		(280)		(83)		(63)		(426)
Deferred tax asset		84		29		22		135
Net FRS 17 liability		(196)		(54)		(41)		(291)

Net FRS 17 liability	(291)
Reverse existing provisions/assets net of deferred tax	184
Reverse existing SSAP 24 prepayment for Group pension schemes	(24)
Net adjustment which would result from the adoption of FRS 17	(131)
Profit and loss reserve as reported	(2,005)
Profit and loss reserve on a FRS 17 basis	(2,136)

The FRS 17 liability has increased during the year ended 30 September 2004 as set out below:

	£m
As at 1 October 2003	(366)
Acquisitions	(4)
Current service costs	(34)
Curtailment credit	6
Contributions paid	53
Past service costs	(6)
Other financial costs	(19)
Actuarial losses	(64)
Exchange rate gains	8
As at 30 September 2004	(426)

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

17. Exchange rates

Exchange rates for major currencies used during the period were:

	2004 Translation Rate	2003 Translation Rate	**2004 Closing Rate**	2003 Closing Rate
Australian Dollar	**2.47**	2.63	**2.50**	2.45
Canadian Dollar	**2.37**	2.35	**2.29**	2.24
Danish Krone	**10.94**	11.01	**10.84**	10.59
Euro	**1.47**	1.48	**1.46**	1.43
Japanese Yen	**194.98**	191.06	**199.44**	185.60
Norwegian Krone	**12.32**	11.48	**12.18**	11.72
Swedish Krona	**13.43**	13.55	**13.17**	12.85
Swiss Franc	**2.28**	2.22	**2.26**	2.19
US Dollar	**1.79**	1.60	**1.81**	1.66

APPENDIX 1

International Financial Reporting Standards

Following the European Union's adoption of Regulation (EC) No 1606/2002, all publicly listed companies in the EU will be required to adopt International Financial Reporting Standards ("IFRS") including revised International Accounting Standards ("IAS"), in issue at 31 March 2004, for their financial statements from 2005. Consequently the Group will be implementing IFRS from 1 October 2005.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

Compass has established a project steering committee to co-ordinate the transition to IFRS and a dedicated project team has been established to study the effects on the Group's accounts of adopting IFRS. The team has been following a three-phase transition plan: preliminary assessment, detailed impact study and implementation. It provides the project steering committee and the audit committee with regular updates of its progress and also works closely with the divisional teams through a network of key contacts.

The Group is continuing to perform a detailed assessment of the impact of IFRS on its accounting policies and published financial statements.

The following areas that could impact Compass Group's financial statements have been identified. This summary is not intended to be a complete list of areas. Further differences may arise as a result of the Group's continued detailed assessment and interpretations of IFRS and any pronouncements issued by the International Accounting Standards Board ("IASB"). In addition, the Group may elect to adopt early any further accounting standards issued by the IASB before the publication of its first consolidated IFRS financial statements.

Financial instruments - The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. Where necessary it uses cross currency swaps and forward foreign exchange contracts to achieve this. The Group also uses interest rate swaps to achieve its policy that at least 80% of projected debt is fixed for the first year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Under IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"), all derivative

instruments are measured at fair value. The Group will be required to designate its foreign currency borrowings and derivative contracts as hedges of specific assets, liabilities, income and/or expenses. Due to the non-IFRS compliant nature of certain historic instruments still in place, the Group may no be able to designate all of its existing foreign currency borrowings and derivative contracts as hedges in accordance with IAS 39.

Where the Group is able to designate its foreign currency borrowings and derivative contracts as hedges, the effectiveness of each hedge will be tested against stringent defined criteria. If the hedges are effective, hedge accounting treatment will be achieved and the change in value of the effective portion of the hedges recognised as a movement in reserves. All other changes in value of foreign currency borrowings and derivative contracts will be recognised in the income statement for the period.

Under the IFRS transition rules, IAS 39 and IAS 32 Financial Instruments: Disclosure and Presentation ("IAS 32") will apply to the accounting period beginning on 1 October 2005 with no requirement for comparative information in the period to 30 September 2005. However, the Group intends to apply the requirements of IAS 32 and IAS 39 to the comparative period, although hedge accounting treatment will not be available for all material foreign currency borrowings and derivative contracts for 2005.

From 1 October 2005, the Group will aim to achieve hedge accounting treatment for all material foreign currency borrowings and, wherever possible, for its interest rate hedges.

Goodwill - Under UK GAAP, the Group's policy is to capitalise goodwill in respect of businesses acquired and amortise it on a straight-line basis over its estimated useful economic life, which has been assessed as 20 years for all acquisitions to date.

On transition to IFRS, IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") requires the Group to review the carrying value of capitalised goodwill at 30 September 2004 for potential impairment. In accordance with IFRS 3 Business Combinations, no amortisation of goodwill will be charged in the Group's consolidated IFRS income statement from 1 October 2004. Instead, annual reviews of the goodwill will be performed to test for potential impairment.

Share-based payments - Under UK GAAP, the cost of share options is based on the intrinsic value of the option at the date of grant such that options granted to employees at market price or under Inland Revenue approved SAYE or equivalent overseas schemes do not generate an expense. Under IFRS 2 Share-based Payment, the Group is required to measure the cost of all share options granted since 7 November 2002 using option pricing models. As a result of the above, and in respect of othe share-based payments, an additional non-cash expense will be recognised in the consolidated IFRS income statement.

Post-employment benefit schemes - Under UK GAAP, the Group currently accounts for defined benefit pension schemes in accordance with SSAP 24 Accounting for Pension Costs ("SSAP 24"). The Group also reports in note 16 to the attached financial information the transitional disclosures required in accordance with FRS 17 Retirement Benefits ("FRS 17"), including the adjustment from the figures reported under SSAP 24 which would be required if FRS 17 was adopted in the financial statements.

The methodology and assumptions used to calculate the value of pension assets and liabilities under FRS 17 are substantially consistent with the requirements of IAS 19 Employee Benefits ("IAS 19"). One area of difference that may impact the adjustment from FRS 17 to IAS 19 relates to the valuatio of pension fund assets. Under FRS 17, equities are valued using mid-market prices at valuation date whereas IAS 19 requires the use of bid prices.

Proposed dividends - Under SSAP 17 Accounting for Post Balance Sheet Events, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate. Under IAS 10 Events after the Balance Sheet Date, dividends are recognised in the accounting period in which they are declared. Accordingly, the Group will not recognise the accrual for its 2004 final dividend in its 2004 IFRS balance sheet and will report it in the consolidated IFRS statement of changes in equity for the period ending 30 September 2005.

Subsidiary companies - Under UK GAAP, an undertaking is treated as a subsidiary for accounting purposes in circumstances where the parent has the ability to direct the operating and financial policies of that entity with a view to gaining economic benefits from its activities. IAS 27 Consolidated and Separate Financial Statements ("IAS 27") defines a subsidiary on the basis of the legal form of arrangements determining control over its financial and operating policies. Accordingly, the Group is considering whether its interests in certain companies will continue to qualify as subsidiaries under IAS 27.

Deferred tax - Under IAS 12 Income Taxes ("IAS 12"), certain temporary timing differences, for example in respect of rollover relief and revaluation gains that previously were not recognised under UK GAAP, will be recognised. In addition, the discounting of deferred tax balances, permitted unde UK GAAP by FRS 19 Deferred Tax and adopted by the Group, is not allowed by IAS 12. IAS 12 does however permit the recognition in the income statement of tax relief on goodwill arising on acquisitions that was written off to profit and loss reserve under UK GAAP prior to 1 October 1998. Accordingly, under IFRS, the Group expects to maintain in the income statement the tax benefit of goodwill amortisation in line with amounts currently recognised as discounting under UK GAAP.

Leases - The Group occupies a number of leased properties. IAS 17 Leases ("IAS 17") states that th land and buildings elements of a lease of land and buildings should be considered separately for the purposes of lease classification. The Group is assessing whether the buildings element of certain property leases, currently treated as operating leases under UK GAAP, should be capitalised as finance leases in accordance with the requirements of IAS 17.

APPENDIX 2

NOTES

1. New contract gains and renewals announced today and previously released in 2004. Please not that contract gains/renewals announced today are indicated with an '*'.

UK

Business & Industry

- * **Alliance & Leicester** awarded Eurest a new five-year contract with annual turnover of £0.8 million.
- * **GE Healthcare** renewed and expanded its contract with Baxter & Platts for a further three years with annual turnover of £1.1 million.
- * **Westland Helicopters**, part of AugustaWestland, renewed its contract with Eurest for a further five years with annual turnover of £1.5 million.
- **Bristol Zoo Gardens' Clifton Pavilion** awarded Milburns (Restaurant Associates) a new three-year contract with annual turnover of £0.4 million.
- **Land Securities Trillium,** property outsourcing provider to the Department for Work and Pensions, renewed its contract with Eurest for a further fourteen years with annual turnover of £12 million.
- **London Stock Exchange** renewed its contract with Restaurant Associates for a further three years with annual turnover of £1 million.
- **Microsoft** renewed its contract with Baxter and Platts for a further three years with annual turnover of £2.7 million.
- **National Grid Transco** awarded Eurest a new three-year contract with annual turnover of £3 million.
- **Norwich Cathedral** awarded Milburns (Restaurant Associates) a new three-year contract with annual turnover of £0.5 million.
- **Perkins Engines**, a subsidiary of Caterpillar, awarded Eurest a new five-year contract with annual turnover of £0.9 million.
- **The Royal Mail** renewed its contract with Quadrant Catering for a further five years with annual turnover of £75 million.

Healthcare

- **East Kent Hospitals NHS Trust** renewed its contract with Medirest for a further seven years with annual turnover of £14 million.
- **Nottinghamshire Healthcare NHS Trust** extended its contract with Medirest for a further three years with annual turnover of £3 million.
- **South West Yorkshire Mental Health NHS Trust** awarded Medirest a new five-year contract with annual turnover of £0.6 million.

Education

- * **De Montford University** awarded Scolarest a new ten-year contract with annual turnover of £1.8 million.
- * **Nottingham University** renewed its contract with Scolarest for a further five years with annual turnover of £1.0 million.
- **Derby College** renewed its contract with Scolarest for a further five years with annual turnover of £1.2 million.
- **Old Swinford Hospital School** in Stourbridge awarded Scolarest a new three-year contract with annual turnover of £0.6 million to provide catering and hospitality services.

Retail & Travel

- **Eurostar** extended its contract with Momentum, a Compass / Cremonini SpA joint venture, for a further two years with annual turnover of £27 million.
- **First Great Western** awarded Rail Gourmet UK a new contract to provide a full rail catering logistics service, which commenced 27 March 2004, with annual turnover of £6 million. The contract will run to the end of First Great Western's current franchise in March 2006.

Sports & Leisure

- * **Galpharm Stadium**, Huddersfield, awarded Letheby & Christopher, part of All Leisure, a new five-year contract with annual turnover of £1.4 million.
- * **ICC Champions Trophy 2004** awarded Peter Parfitt Leisure, part of All Leisure, the contract to provide all corporate hospitality sales at the event worth total turnover of £1.0 million.
- * **National Railway Museum** renewed its contract with Milburns for a further ten years with annual turnover of £2.0 million.
- * The **Royal Academy of Arts** renewed its contract with Milburns for a further seven years, with annual turnover of £2.1 million.
- * The **Royal & Ancient Golf Club of St. Andrews - Open Golf Championships** renewed its contract with All Leisure for a further five years with annual turnover of £3.5 million.
- **Arena Coventry** awarded FMC (All Leisure) a new ten-year contract with annual turnover of £6 million.
- **Henley Royal Regatta** renewed and expanded its contract with All Leisure for a further five years with annual turnover of £2 million.
- **London Zoo** awarded All Leisure a new three-year retail catering contract with annual turnover of £2 million. This is in addition to the three-year extension of All Leisure's existing contract at the Zoo, with annual turnover of £1.3 million, to provide event catering and hospitality services.
- **Royal Horticultural Halls and Conference Centre** awarded All Leisure a new seven-year contract with annual turnover of £0.7 million.

Vending

- **Centrica** awarded Selecta, in conjunction with Eurest, a new five-year contract with annual turnover of £1.4 million for vending alone.

Defence, Offshore & Remote Site

- * **Derbyshire Police Authority** renewed its contract with Eurest Criminal Justice for a further four years with annual turnover of £0.8 million.
- * ESS Support Services Worldwide (Aberdeen) secured over £100 million total turnover in new and retained contracts for the year, with clients including **Total E&P, Odfjell Drilling, ENI UK Ltd and Prosafe.**
- ESS Support Services Worldwide (Aberdeen) was awarded a number of new contracts, including: a new seven-year contract with **Britannia Operator Limited**, a joint venture between ChevronTexaco and ConocoPhilips; a new contract with **Technip** for up to five years; and extended its existing offshore contract with **Maersk** for a further five years, as well as expanding the contract for additional services. The aggregated annual turnover of these contracts is £7.5 million.

NORTH AMERICA

Business & Industry

- * **Bank of America** awarded Compass Group a new three-year contract with annual turnover of £21.8 million.
- * **Hyundai** awarded Eurest a new five-year contract with annual turnover of £0.8 million

- * **Symantec Corporation** awarded Bon Appétit two new five-year contracts with combined annual turnover of £0.8 million.
- * **USI Services Conference Center Service** awarded Flik Conference Center a new five-year contract with annual turnover of £0.5 million.
- **Avon Products** awarded Flik International Inc. a new three-year contract with annual turnover of £0.7 million.
- **Becton, Dickinson and Company** awarded Flik a new three-year contract with annual turnover of £1 million.
- **Grey Global** awarded Restaurant Associates a new five-year contract with annual turnover of £0.8 million.
- **LA Museum of Natural History** awarded Wolfgang Puck Restaurants a new five-year contract with annual turnover of £1.5 million.
- New York's **Strathmore** museum awarded Restaurant Associates a new contract for ten years with annual turnover of £3 million.

Healthcare

- * **California Development Centers** awarded Crothall a new three-year contract with annual turnover of £4.8 million.
- * **Medical Center of Central Georgia** (GA) awarded Morrison Management Specialists a new six-year contract with annual turnover £3.4 million.
- * **St. Francis Hospital** (SC) awarded Morrison Management Specialists a new five-year contract with annual turnover of £1.7 million.
- * **United Methodist Senior Services** (MI) awarded Morrison Management Specialists a new eight-year contract with annual turnover of £0.9 million.
- **Jackson County Hospital Authority** awarded Morrison Healthcare Food Services a new three-year contract with annual turnover of £0.8 million.
- **Jewish Hospital Medical Center** awarded Morrison Management Specialists a new five-year contract with annual turnover of £1.5 million.
- **Johnson City Medical Center** awarded Morrison Healthcare Food Services a new five-year contract with annual turnover of £2.7 million.
- **St. Michael's Hospital**, Toronto, awarded Crothall Services Canada a new five-year contract with annual turnover of £0.6 million.

Education

- * **Case Western Reserve University** awarded Bon Appétit a new ten-year contract with annual turnover of £4.9 million
- * **Northern Kentucky University** awarded Chartwell's Higher Education Division a new twelve-year contract with annual turnover of £2.6 million.
- * **Spotsylvania County Schools** (VA) renewed its contract with Chartwell's School Division for a further year with annual turnover of £2.4 million.
- **Newark Public Schools** (NJ) awarded Chartwell's School Division a new contract for up to five years with annual turnover of £5 million.
- **Richmond Public Schools** (VA) awarded Chartwell's School Division a new contract for up to five years with annual turnover of £3 million.

Retail & Travel

- * **Minneapolis St. Paul Airport** awarded Creative Host a new eight-year contract with annual turnover of £4.0 million.

Sports & Leisure

- **2005 US Open Golf Championship** awarded Restaurant Associates a new one-year contract with turnover of £2.7 million.

- * **Seattle Art Museum** awarded Bon Appétit a new ten-year contract with annual turnover of £2.7 million.
- **AEG** awarded Levy Restaurants and Wolfgang Puck Catering & Events a new ten-year contract to provide fine dining and catering at all AEG sports and entertainment propertie: worldwide.

Vending

- **ThyssenKrupp Waupaca** awarded Canteen a new five-year contract with annual turnover of £0.6 million.

Defence, Offshore & Remote Site

- * **Diamond Offshore,** Gulf of Mexico, expanded its contract with ESS Support Services Worldwide, generating additional annual turnover of £3.8 million.

CONTINENTAL EUROPE AND REST OF THE WORLD

Business & Industry

- * **France – Commissariat à l'Energie Atomique (CEA)** awarded Eurest a new five-yea contract with annual turnover of £1.3 million.
- * **France – GIAT Industries** awarded Eurest a new three-year contract with annual turnover of £0.8 million.
- * **France – Michelin** renewed its contact with Eurest for a further five years with annual turnover of £4.3 million.
- * **France – Sony France** renewed its contact with Eurest for a further four years with annual turnover of £0.8 million.
- * **Germany – Dresdner Kleinwort Wasserstein Estrella** awarded Eurest a new three and a half year contract with annual turnover of £1.4 million.
- * **Germany – Gillette** renewed its contract with Eurest for a further three years with annual turnover of £3.5 million.
- * **Germany – R+V Versicherung** renewed its contract with Eurest for a further year witl annual turnover of £1.2 million.
- * **Italy - Deutsche Bank** awarded Eurest, in conjunction with Selecta, a new three-year contract with an annual turnover of £0.7 million.
- * **Norway – Norwegian Parliament Complex** awarded Eurest a new five-year contract with annual turnover of £1.7 million.
- * **Australia – Telstra** awarded Eurest a new two-year contract with annual turnover of £1.7 million.
- * **China – Wuxi Alps Electronics Co., Ltd.** awarded Eurest a new three-year contract with annual turnover of £0.6 million.
- * **China – Tianjin Alps Electronics Co., Ltd.** awarded Eurest a new one-year contract with annual turnover of £0.5 million.
- * **Hong Kong – ASAT Holding Inc** awarded Eurest a new three-year contract with annual turnover of £0.5 million.
- * **Japan – IBM Japan** awarded Seiyo Food Systems a new ten-year contract with annual turnover of £1.1 million as part of the multi-national, single preferred supplier agreement with Compass Group.
- **France** – **Areva** awarded Eurest a new five-year contract with annual turnover of £2.4 million.
- **France** – **Les Chantiers de l'Atlantique** awarded Eurest a new five-year contract with annual turnover of £3 million.
- **France** – **Sanofi** awarded Eurest a new five-year contract with annual turnover of £1 million.
- **Italy – Danieli Mechanical Industry** awarded Onama a new two-year contract wit

annual turnover of £0.7 million.

- **Portugal – Ministério Das Finanças** awarded Eurest a one-year contract with annual turnover of £1.3 million.
- **Sweden – Kraft Foods** awarded Eurest a new three-year contract with annual turnover o: £0.5 million for staff feeding services.
- **Sweden – Saabtech** awarded Eurest a new three-year contract with annual turnover of £0.9 million.
- **Australia – Asian Pacific Building Corporation** awarded Eurest a three-year contract with annual turnover of £0.5 million.
- **Hong Kong – ASAT Holding Ltd.** awarded Eurest a new three-year contract with annua turnover of £0.5 million.
- **Japan – Nissan Motor Co., Ltd.** awarded Seiyo Food Systems a new one-year contract with annual turnover of £1.4 million. Caffè Ritazza will be introduced into the corporate restaurant, the first in Japan.
- **Japan – Nippon Telegraph and Telephone East Corp.** awarded Seiyo Food Systems a new one-year contract with annual turnover of £0.6 million.
- **Japan – Sony EMCS Co.** awarded Seiyo Food Systems a new contract with annual turnover of £1.9 million.
- **Royal Philips Electronics** extended its Global Foodservice Agreement with Compass Group for a further 10 years.

Healthcare

- * **France – A.S.M. Limoux** awarded Medirest a new 3-year contract with an annual turnover of £1.3 million.
- * **France – Clinique du Millénaire** awarded Medirest a new contract with an annual turnover of £1.4 million.
- * **France – Centre Cardio-Thoracique Monaco** awarded Medirest a new contract with an annual turnover of £0.5 million.
- * **France – Medica France** renewed and extended its contract with Medirest with an annual turnover of £8.3 million.
- * **Hungary – Country Hospital Miskolc** awarded Eurest a new ten-year contract with annual turnover of £1.3 million.
- * **Italy - Hospital S. Carlo** awarded Onama a new fifteen-year contract with annual turnover £1.0 million.
- * **Australia – Royal Prince Alfred Hospital** awarded Eurest a new contract with annual turnover of £0.5 million.
- * **Japan – Shinko Care Life** awarded Seiyo Food Systems a new one-year contract with annual turnover of £0.8 million.
- * **Japan - Yuki Hospital (Ibaraki)** awarded Seiyo Food Systems a new contract with annual turnover £0.5 million.
- * **New Zealand – Canterbury District Health Board** awarded Eurest a new five-year contract with annual turnover of £4.5 million.
- **France – Groupe Le Tonkin-Mérieux** awarded Medirest a new contract with annual turnover of £1.4 million.
- **France – AREPA** awarded Medirest a new three-year contract with annual turnover of £1.9 million.
- **France** – the **Public Hospital System of Marseille (APHM)** awarded Medirest a new contract for three years with annual turnover of £6 million.
- **Germany – Märkische Kliniken**, Leudenscheid, awarded CCS Clinic Catering Service a contract with annual turnover of £1 million.
- **Germany – HELIOS Kliniken,** Wuppertal, awarded CCS Clinic Catering Service a new contract with annual turnover of £1.5 million.

- **Norway – Cato Center** renewed its contract with Medirest for a further five years with annual turnover £0.7 million.
- **Spain – Parc Sanitari Pere Virgili** awarded Medirest a new ten-year contract with annual turnover of £0.6 million to provide patient and staff feeding as well as vending.

Education

- * **France - Groupe scolaire Saint-Nicolas à Issy les Moulineaux** awarded Scolarest a new year contract with annual turnover of £0.7 million.
- * **France – Ville d'Athis Mons** awarded Scolarest a new 3-year contract with an annual turnover of £0.6 million.
- * **France – Ville de la Teste de Buch** awarded Scolarest a new 3-year contract with an annual turnover of £0.6 million.
- * **Norway – Avantor,** for BI Norwegian School of Management New Oslo Campus, awarded Eurest a ten-year contract with an annual turnover of £3.5 million.
- * **Portugal – Direcção Regional de Educação de Lisboa** renewed its contract with Scolarest for a further year with annual turnover of £7.2 million. In addition, Scolarest wa awarded a second new one-year contract with annual turnover of £1.6 million.
- * **Sweden – Linköping University** awarded Eurest a new three-year contract with annua turnover of £1 million.
- * **Hong Kong – Island School** awarded Chartwell a new five-year contract with annual turnover of £0.3 million.
- **Australia – University of Wollongong** renewed its contract with Eurest for a further ten years with annual turnover of £0.7 million.
- **Japan – Taiyo-kai (Social Welfare Corporation)** awarded Seiyo Food Systems a new one-year contract with annual turnover of £1 million.

Retail & Travel

- * **Belgium - SNCB/NMBS** awarded Rail Gourmet a new four-year contract with annual turnover £4 million. At the end of the initial period of four years, the contract is renewable for a further four years.
- * **Norway - Oslo Gardermoen Airport** renewed its contract with Select Service Partner for a further seven years with annual turnover £27 million.
- **Denmark – DSB** (Danish railways operator) awarded SSP (Denmark) a new ten-year contract with annual turnover of £5 million.
- **France – SNCF** awarded Rail Gourmet a new four-year contract with annual turnover of £3.5 million.
- **Netherlands – Transavia** awarded ILC and Eurest Inflight Services a new five-year contract with annual turnover of £2.4 million.
- **Norway – Avinor AS** awarded SSP a new five-year contract with annual turnover of £1 million for the operation of food and beverage facilities at Tromso Airport.
- **Turkey – Turkish State Railways** (TCDD) awarded Rail Gourmet Sofra and its joint venture partner SFTA Group a new four-year contract with annual turnover of £2 million.
- **Brazil** – Select Service Partner has been awarded a new contract with annual turnover of £2 million to operate 18 locations in São Paulo's metro stations.
- **China – Shanghai Railway Administration** entered into a fifteen-year joint venture contract with Rail Gourmet, creating the new company Shanghai Rail Gourmet Company Limited.
- **Singapore – Civil Aviation Authority of Singapore** awarded SSP a new three-year contract with annual turnover of £0.4 million, introducing the first Caffè Ritazza at Singapore Changi Airport.

Sports & Leisure

- * **Austria – Olympia Sport & Veranstaltungszentrum Innsbruck** awarded Eurest a new five-year contract with annual turnover of £0.8 million.
- * **Italy - La Scala**, Milan, awarded Onama a new five-year contract with annual turnover £2.1 million.
- * **Netherlands – Keukenhof Flower Exhibition** extended its contract with Eurest Horec for a further six years with annual turnover of £2.9 million.
- * **Australia - Sydney Town Hall** awarded Restaurant Associates a new ten-year contract with annual turnover of £1.3 million.
- * **Australia - Adelaide Festival Centre** awarded Restaurant Associates a new ten-year contract with annual turnover of £1.3 million.
- **Japan – Kurogi Town's** Greenpia Yame leisure and resort awarded Seiyo Food Systems Kyushu a new ten-year contract with annual turnover of £4 million.
- **Japan – Takaki Town's** Ikoi-no-mura Nagasaki resort awarded Seiyo Food Systems Kyushu a new five-year contract with annual turnover of £2.5 million.
- **Japan – Kasadojima Heights** guesthouse awarded Seiyo Foods Systems Kyushu a new five-year contract with annual turnover of £1.6 million.

Vending

- * **Germany - Total Fina Elf** renewed its contract with Selecta for a further five year witł annual turnover £0.7 million
- * **Switzerland – Unique** (Zurich airport) awarded Selecta a new five-year contract with annual turnover of £0.7 million.
- **France – Club Med Gym** awarded Selecta a new five-year contract with annual turnove of £0.3 million.
- **Spain – Madrid Metro** renewed its contract with Selecta for a further year with annual turnover of £0.3 million.
- **Spain – RENFE** (Spanish national rail operator) awarded Selecta a new three-year contract with annual turnover of £0.3 million.

Defence, Offshore & Remote Site

- * **Iceland – Bechtel International's Team Village Operations** awarded ESS Onshore Norge a new three-year contract with total turnover of £13.7 million.
- * **Australia – Hamersley Iron** awarded ESS Support Services a new two-year contract with annual turnover of £1.9 million.
- * **Australia – Bechtel** awarded ESS Support Services a new three-year contract with annual turnover of £1.9 million.
- * **Australia – BHP Billiton** awarded ESS Support Services a new contract with annual turnover of £3.6 million.
- * **Lao People's Democratic Republic – VTS Agro Forestry** awarded ESS Support Services Worldwide a new four-year contract with annual turnover of £7.5 million.
- **Norway – Statoil** renewed a three-year contract with annual turnover of £5 million for services provision on Snorre A & B platforms in the North Sea.
- **Scandinavia – ConocoPhillips Scandinavia AS** renewed its six-year contract with ESS Offshore AS with annual turnover of £12 million.
- **Nigeria – Chevron Nigeria Limited / Texaco Operating Company Nigeria** awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £10 million.
- ESS Support Services Worldwide was awarded two contracts with the **United Nations**. These two contracts have a combined annual turnover of £14 million.
- **Italy – the Ministry of Defence** awarded Onama a new contract for three years with annual turnover of £7 million.
- **Turkey –** Four **Turkish military units** have awarded and renewed contracts with Eurest

with a combined annual turnover of £7.6 million.

- **Chile – Antofagasta Minerals - Minera Los Pelambres** awarded ESS a new three-year contract with annual turnover of £2.3 million.
- **Chile – OHL Agencia en Chile-Obrascon, Huarte y Lain** awarded Compass Chile a new twenty-year contract with annual turnover of £3 million.
- **Chile – Vinci Construction Grand Projects** (VCGP) awarded Compass Group a twenty year contract with annual turnover of over £6 million to provide services to the Administration of Corrections, Chile.

END

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	15:00 01-Dec-04
Number	8829F

RNS Number:8829F
Compass Group PLC
1 December 2004

Compass Group PLC wishes to notify the following changes in Directors' interests in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

Compass Group Share Option Plan (the "Option Plan")

Directors of Compass Group PLC (the "Company") were today granted for nil consideration options under the terms of the Company's Option Plan over Shares set out below.

Name	Exercise Price (pence)	Number of Options Granted	Normal Exercise Period (from/to)	Total Number of Options Held Following Grant
Sir Francis Henry Mackay	229.25	450,000	1 Dec 2007- 30 Nov 2014	2,651,245
Michael John Bailey	229.25	855,000	1 Dec 2007- 30 Nov 2014	5,879,925
Alain Francois Dupuis	229.25	390,000	1 Dec 2007- 30 Nov 2014	2,435,000
Clive William Patrick Grundy	229.25	390,000	1 Dec 2007- 30 Nov 2014	2,285,553
Andrew Patrick Lynch	229.25	460,000	1 Dec 2007- 30 Nov 2014	2,930,178
Andrew David Martin	229.25	365,000	1 Dec 2007- 30 Nov 2014	1,018,532

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	10:20 09-Dec-04
Number	2040G

RNS Number:2040G
Compass Group PLC
9 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FRANKLIN RESOURCES, INC AND ITS AFFILIATES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 8 DECEMBER 2004

11) Date company informed

9 DECEMBER 2004

12) Total holding following this notification

107,848,144

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

5.0038%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM

TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....8 DECEMBER 2004.............

LETTER TO: COMPASS GROUP PLC
DATED: 8 DECEMBER 2004

S.198 COMPANIES ACT - DISCLOSURE OF SHARE INTERESTS

We are acting on behalf of Franklin Resources, Inc. and its affiliates, which includes Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc. and its affiliates. Franklin Resources, Inc., a diversified financial services company, and its affiliates perform investment management, advisory and related services for clients on a global basis.

We wish to advise you of interests in the share capital of your Company under management of Franklin Resources, Inc. and its affiliates on behalf of clients, as detailed in the schedule below.

LETTER FROM: FRANKLIN RESOURCES, INC.

SCHEDULE

COMPASS GROUP PLC

	Outstanding Shares	2,155,345,032
Registered Holder	No. of Shares	% of Class
Bank of New York, London	3,567,670	0.1655%
Bank of New York Europe, London	17,450	0.0008%
JP Morgan/Chase Nominees Ltd	59,782,224	2.7737%
Citibank Nominees Ltd.	2,819,913	0.1308%
Clydesdale Bank PLC	1,792,220	0.0832%
Euroclear Bruxelles Bic Mgt	3,000	0.0001%
HSBC London	2,150,860	0.0998%
Mellon Bank NA London	9,131,376	0.4237%
Northern Trust Company	5,864,691	0.2721%
Royal Trust Corp of Canada, London	3,447,517	0.1600%
State Street Nominees Limited	19,271,223	0.8941%
TOTAL	107,848,144	5.0038%

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	15:33 21-Dec-04
Number	6924G

RNS Number:6924G
Compass Group PLC
21 December 2004

Compass Group PLC wishes to notify the following changes in Directors' interests in ordinary shares of 10 pence each in the share capital of the Company ("Shares").

1. Long Term Incentive Plan Awards

Under the Compass Group PLC Long Term Incentive Plan, participants may become entitled to Shares if the Company satisfies a stringent performance target.

On 21 December 2004, awards were made under the Long Term Incentive Plan to the executive directors set out below. The number of Shares referred to is the maximum available if the performance target, which relates to a three year period ending on 30 September 2007, is satisfied in full.

Name	Shares under Conditional Award
Michael Bailey	332,143
Alain Dupuis	151,361
Clive Grundy	151,361
Andrew Lynch	179,422
Sir Francis Mackay	170,068
Andrew Martin	142,449

The release of shares will depend upon Compass Group's total shareholder return (TSR) performance over the three year period commencing on 1 October 2004 relative to the FTSE 100 companies at the start of the period.

No shares will be released unless the Company's TSR performance is in the top half of the comparator group with full vesting only if the Company is in the top 25%. 30% of the award will vest if performance is at the median and where performance is between the 50th and 25th percentiles, awards will vest on a straight line basis between the 30% and 100% applicable to median and top quartile performances. There is no performance retesting facility.

2. Long Term Incentive Plan Release

The following Directors exercised their rights over vested awards made under the Compass Group PLC Long Term Incentive Plan (which were granted for nil consideration) and obtained an interest in Shares as described below.

Name	Number of Shares	Date
Alain Dupuis	38,428	21 December 2004
Clive Grundy	35,683	21 December 2004
Andrew Lynch	43,918	21 December 2004

All the directors disposed of the Shares at 244p per Share on 21 December 2004.

3. Satisfaction of deferred bonus in Shares

On 21 December 2004, Ogier Employee Benefit Trustee Limited, as Trustee of the Company Group Employee Trust No. 2 (The Trust), acquired 420,377 Shares. The Shares were acquired on the market at 244p per Share. Following the acquisition the Trustee distributed all the Shares to satisfy an entitlement of Sir Francis Mackay in connection with his bonus arrangements for the years ended September 2001 and September 2002. Sir Francis Mackay will provide funds to the Company to discharge the tax liability on receipt of the Shares.

Following the distribution of these Shares, no Shares are held by the Trust.

Following the above transactions, the Directors are beneficially interested in Shares as shown below:

Name	Number of Shares	Percentage of Issued Share Capital
Alain Dupuis	1,082,512	0.05%
Sir Francis Mackay	3,218,410	0.149%
Clive Grundy	633,375	0.029%
Andrew Lynch	798,149	0.037%

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Director Shareholding
Released	15:59 23-Dec-04
Number	8140G

RNS Number:8140G
Compass Group PLC
23 December 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF DIRECTOR

ALAIN DUPUIS

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of an non-beneficial interest

DIRECTOR NAMED IN 2 ABOVE

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them. (If notified)

ALAIN DUPUIS

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

SALE OF ORDINARY SHARES

7) Number of shares/amount of stock acquired

N/A

8) Percentage of issued Class

(ANY TREASURY SHARES HELD BY COMPANY SHOULD NOT BE

TAKEN INTO ACCOUNT WHEN CALCULATING PERCENTAGE)

9) Number of shares/amount
of stock disposed

895,000

10) Percentage of issued Class

(ANY TREASURY SHARES HELD BY COMPANY SHOULD NOT BE
TAKEN INTO ACCOUNT WHEN CALCULATING PERCENTAGE)

0.0415%

11) Class of security

ORDINARY SHARES
OF 10 PENCE EACH

12) Price per share

£2.4602

13) Date of transaction

22 DECEMBER 2004

14) Date company informed

22 DECEMBER 2004

15) Total holding following this notification

187,512

16) Total percentage holding of issued class following this notification

(ANY TREASURY SHARES HELD BY COMPANY SHOULD NOT BE
TAKEN INTO ACCOUNT WHEN CALCULATING PERCENTAGE)

0.0087%

IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
COMPLETE THE FOLLOWING BOXES

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number.

N/A

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

RONALD MORLEY
01932 573000

25) Name and signature of authorised company official responsible for making this notification

Date of Notification 23 DECEMBER 2004

END

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Holding(s) in Company
Released	17:16 30-Dec-04
Number	9210G

RNS Number:9210G
Compass Group PLC
30 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

COMPASS GROUP PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

LLOYDS TSB GROUP PLC AND ITS SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE LETTER BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE LETTER BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class
N/A

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES OF 10 PENCE EACH

10) Date of transaction

ON OR BEFORE 22 DECEMBER 2004

11) Date company informed

29 DECEMBER 2004

12) Total holding following this notification

99,112,817

13) Total percentage holding of issued class following this notification

4.598%

14) Any additional information

SEE LETTER BELOW

15) Name of contact and telephone number for queries

ANDREW V DERHAM
TEL: 01932 573159

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ....29 DECEMBER 2004............

Letter to Compass Group PLC
Dated 22 December 2004

Compass Group Plc

NOTIFICATION UNDER PART VI OF THE COMPANIES ACT 1985 (AS AMENDED BY THE COMPANIES ACT 1989)

This notification is made on behalf of Lloyds TSB Group Plc and its subsidiaries.

We refer to our previous notification. Certain of the particulars contained within it have changed. This notification contains the revised particulars and therefore supersedes our earlier notification.

I write to advise you that Lloyds TSB Group Plc, is interested in 99,112,817 shares, which we understand represents 4.59 8% of the relevant share capital, and constitutes a notifiable interest for the purpose of part VI of the Companies Act 1985. This is calculated on an issued share capital of 2,155,345,032 shares.

Letter from Lloyds TSB Bank Plc

END

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82-5161

Regulatory Announcement

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Company	Compass Group PLC
TIDM	CPG
Headline	Annual Report and Accounts
Released	10:04 04-Jan-05
Number	9582G

RNS Number:9582G
Compass Group PLC
4 January 2005

Compass Group PLC - Annual Report 2004

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Telephone: 020 7676 1000

This information is provided by RNS
The company news service from the London Stock Exchange

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PRESS RELEASE
30 November 2004

COMPASS GROUP PLC
PRELIMINARY RESULTS
FOR THE YEAR ENDED 30 SEPTEMBER 2004

The Group's reported financial highlights for the year ended 30 September 2004 are set out below.

	2004	2003
Turnover	£11,772m	£11,286m
Total operating profit		
- reported	£500m	£521m
- before goodwill amortisation	£775m	£797m
Profit before tax		
- reported	£370m	£358m
- before goodwill amortisation and exceptional items [(1)]	£645m	£661m
Basic earnings per share		
- reported	8.3p	8.3p
- before goodwill amortisation and exceptional items [(1)]	21.1p	20.8p
- underlying at constant currency [(2)]	21.1p	19.5p
Free cash flow	£246m	£415m

Business highlights [(2)]

- Turnover of £11.8 billion, up 7% on a like for like basis.
- Basic earnings per share on an underlying constant currency basis, up 8% at 21.1p.
- Final dividend of 6.2 pence per share, 9.3 pence per share for the full year, up 11%.
- New contract gains of £1.2 billion per annum signed in the year and contract retention continues to be strong at 95%. Developments announced today include plans to open a total of nine Moto Marks & Spencer Simply Food units at its UK motorway service areas and a £22 million per annum contract with Bank of America in North America.

(1) There were no exceptional items in 2004.

(2) The bases for calculating like for like growth, underlying and continuing activities performance are explained in more detail in the attached preliminary results for Compass Group for the year ended 30 September 2004.

Outlook

After a difficult period, the Group enters the new financial year confident that actions have been taken to address the challenges of 2004 to give a solid platform from which to grow. 80% of the additional turnover needed in 2005 to deliver at least 6% like for like turnover growth has already been secured and the pipeline across all businesses is encouraging. With further benefits still to be achieved, especially in purchasing, the Group is confident of improved performance.

The Group's expectations for free cash flow in 2005 remains unchanged at £350 million to £370 million.

The Group is now increasing its focus on organic growth, with a renewed emphasis on how capital is used, in order to deliver sustainable improvements in return on capital employed.

Sir Francis Mackay – Chairman – said:

"We have a market leading position in all the major world economies, a strong management team and a strategy for delivering shareholder value in an expanding sector of the economy.

2004 was a challenging year for the Group with a number of trading issues which had an impact on performance. Actions have been put in place to address these issues and I remain confident about the future prospects for the Group."

Michael J Bailey – Chief Executive – said:

"Our main drive is to return to delivering profit growth and strong free cash flow. We are putting a renewed emphasis on improving return on capital employed going forward.

I am confident in the robustness of our business model and the commitment, motivation and capabilities of our employees will enable us to do what is required to deliver on our objectives for 2005 and beyond."

Enquiries:

Compass Group PLC	**01932 573000**
Michael J Bailey	Chief Executive
Andrew Martin	Finance Director
Sarah Ellis	Director of Investor Relations

Brunswick	**020 7404 5959**
Simon Sporborg	
Pamela Small	

Website
www.compass-group.com

Presentation and teleconference details are in the attached notes.

TRADING REPORT

2004 was a challenging year for the Group with a number of trading issues which had an impact on performance.

The Group is now increasing its focus on the delivery of strong turnover, profit and free cash flow growth. As market leader in a fragmented market place, the Group is well placed to benefit from its strong presence in the key geographies, where there remain significant opportunities. The immediate priority is to concentrate on maximising organic growth with an emphasis on the delivery of sustainable improvements in return on capital employed and free cash flow. Actions have been put in place to address those issues that affected 2004's performance and the Group remains confident of meeting its objectives in 2005.

Group Performance

The Group's reported financial highlights for the year ended 30 September 2004 are set out below.

	2004	2003
Turnover	£11,772m	£11,286m
Total operating profit		
- reported	£500m	£521m
- before goodwill amortisation	£775m	£797m
Profit before tax		
- reported	£370m	£358m
- before goodwill amortisation and exceptional items	£645m	£661m
Basic earnings per share		
- reported	8.3p	8.3p
- before goodwill amortisation and exceptional items	21.1p	20.8p
- underlying at constant currency [1]	21.1p	19.5p
Free cash flow	£246m	£415m
Return on capital employed [1]	7.0%	7.0%

[1] See below for basis of calculation

On 13 April 2004, the Group disposed of its 12.7% shareholding in Yoshinoya D&C, part of the Japanese business, for £61 million. During 2003, the Group also disposed of its Little Chef and Travelodge businesses. Both of these have been presented as discontinued activities. There were no exceptional items in 2004. Excluding these discontinued activities, goodwill amortisation and 2003's exceptional items, the financial highlights from continuing activities are set out below.

	2004	2003	Increase/(decrease)
Turnover	£11,772m	£11,206m	5%
Total operating profit	£773m	£769m	1%
Profit before tax	£644m	£644m	-
Basic earnings per share	21.1p	20.3p	4%
Free cash flow	£245m	£403m	(39)%

Note: The above table excludes discontinued activities, goodwill amortisation and 2003's exceptional items.

Movements in the profit and loss account translation rates for the Group's principal currencies, against which the Group seeks to ensure it is economically protected, had a net adverse effect on the presentation of 2004's results with the primary cause being the US dollar average exchange rate moving from 1.60 for 2003 to 1.79 for 2004.

Turnover

The main factors that affected the year on year change in turnover from continuing activities are summarised below.

	%
Like for like growth – excluding fuel	7
Contribution from acquisitions	2
Movements in translation rates	(4)
Total - continuing activities	5

Like for like growth is calculated by adjusting for acquisitions (excluding current year acquisitions and including a full year in respect of prior year acquisitions), disposals (excluded from both years) and exchange rate movements, and compares the results against 2003.

Like for like turnover growth was achieved as a result of new contract gains of 12% offset by contract losses of 5% and marginally positive throughput.

Throughput represents the movement in turnover in the existing estate, influenced by headcount changes, participation rates and average spend per head. Throughput varies by sector with Education and Healthcare, which are much less affected by the economic cycle, achieving positive throughput of 3% and 2% respectively in 2004. Business and Industry had negative throughput of 1% with Vending at negative 2%. Throughput in the Defence, Offshore and Remote Site sector was marginally negative.

In addition to securing record levels of new business, the Group has remained focused on client retention, which remained strong at 95%. This was achieved as a result of continued investing in people in client account management and contract retention teams.

The strong performance in like for like turnover was driven by new business wins across all sectors, with a continued trend to outsourcing in Healthcare and Education and the continuing high level of military and peace-keeping activity around the globe, mainly in the Middle East, generating incremental turnover in the Defence, Offshore and Remote Site sector. This incremental turnover added approximately one percentage point to like for like turnover growth. The table below sets out the like for like growth by sector for each geographic division and the Group total.

	UK	CE&ROW	North America	Total
	%	%	%	%
Business and Industry	5	2	5	3
Defence, Offshore & Remote Site	5	45	(10)	35
Education	(1)	4	7	5
Healthcare	4	6	9	7
Contract	4	9	7	7
Vending	0	0	3	2
Contract and Vending	4	8	6	7
Concessions	9	0	15	6
Total	5	6	7	7

Total operating profit

Growth in total operating profit before goodwill amortisation from continuing activities of 1% has been held back by movements in translation rates (3%) and by three issues in the UK (see below) together with tougher trading conditions over the summer in Continental Europe, particularly in France and the Netherlands. At the end of the 2004 financial year, the Group decided to make a change in the way it deals with certain costs for example, in North America, against the background of rising medical costs, the Group has increased the rate at which it accrues for workers' compensation costs. This did not adversely affect 2004's cash flow, it did however impact total operating profit by approximately £20 million.

Profit before tax

Discontinued activities contributed £1 million to profit before tax and goodwill amortisation in 2004 (2003: £17 million). Profit before tax and goodwill amortisation from continuing activities for 2004 was £644 million (2003 : £644 million).

Basic earnings per share

Restating 2003's results at 2004's average translation rates shows an underlying increase at constant exchange rates in basic earnings per share before goodwill amortisation and exceptional items of 8%.

Free cash flow

Free cash flow for 2004 was adversely affected by two developments in the business. The rapid growth in Defence, Offshore and Remote Site business has required additional working capital to ensure the smooth operation of new contracts, particularly against the background of increasing logistical challenges. Secondly, there has been a change in the payment profile for a number of suppliers resulting in a decrease in trade creditor days for the Group of 58 days at 30 September 2004 compared to 70 days at 30 September 2003.

Free cash flow for 2004 did, however, benefit from a one-off receipt of £104 million in respect of the monetisation of certain "in the money" interest rate swaps. Interest payments will be higher by approximately £20 million per annum for the next five years as a result of this monetisation. The overall interest hedging position for the Group is unaffected by this transaction, as will be the interest charge in the profit and loss account going forward.

2004's free cash flow also includes a one-off payment of £32 million in late September cancelling an "out of the money" call option over shares in the company that was originally set up as a hedge against share option requirements. This payment is included in provisions spend and had been provided for at the time of its cancellation.

Free cash flow for 2004 included £1 million of dividends received from Yoshinoya D&C (2003 : £2 million). Free cash flow for 2003 also included £23 million absorbed by Little Chef and Travelodge up to their dates of disposal and benefited from an exceptional tax receipt of £33 million. Excluding these items, free cash flow from continuing activities for 2004 was £245 million (2003 : £403 million).

Return on capital employed

Return on capital employed on a reported basis was 7.0% (2003: 7.0%) based on total operating profit before goodwill amortisation and excluding the Group's minority partners' share of total operating profit, net of tax, and an average capital employed for the year of £7,894 million. Including the Group's minority partners' share of total operating profit, net of tax, return on capital employed for 2004 was 7.5% (2003: 7.4%).

Average capital employed has been calculated by adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account. The capital employed in the business as at 30 September 2004 and 2003 is detailed in the table below.

	2004 £m	2003 £m
Net assets	2,482	2,579
Net debt	2,373	2,308
Goodwill written off to reserves	2,132	2,132
Goodwill amortised through the profit and loss account	1,021	760
Capital employed	8,008	7,779

The weighted average cost of capital for the Group was approximately 7.8%, assuming a risk free rate of return of 4.75%, an equity risk premium of 4.50% and a Beta of 1.1.

Brands

Being able to provide multi-product solutions for clients through a unique portfolio of international, local and bespoke foodservice brands is a key competitive advantage for the Group. In each of the key product categories such as coffee, bakery and burgers the approach has been to develop international brands that we own such as Caffè Ritazza and Upper Crust, or to enter into exclusive franchise rights for the sectors the Group operates in, where a successful brand is already established, such as Burger King.

The Group's owned brands also include Au Bon Pain, Harry Ramsden's and Mamma Leone's and its convenience store offer, amigo. The Group also uses franchised brands such as Sbarro, Pizza Hut and Marks & Spencer Simply Food.

Caffè Ritazza, the Group's coffee brand, was conceived in response to the trend towards ground and freshly prepared coffee. What differentiates Caffè Ritazza from competing brands is the complementary food offering that appeals to customers throughout the day thus increasing transactions and spend per head. Caffè Ritazza operates in travel concessions in 30 countries and is increasingly in demand in the Business and Industry, Healthcare and Education sectors. There are now 4,200 Ritazza and Caffè Ritazza units in the Group's estate.

Wellness and Nutrition

The Group is responding to the growing awareness amongst its customers of the importance of healthier eating and an active lifestyle by leading the way in developing offers that meet the particular needs of the sectors and geographies in which it operates. For example, in North America, the Group has developed 'Balanced Choices', a range of products that are low in carbohydrates and salt, low in fat, sugar and caffeine free and which are available across all sectors, including vending, where products such as fat free waffles with fresh fruit and sugar-free syrup, Greek salads with low-fat feta cheese, and Atkins diet products are now available in Canteen's vending machines. In the UK, Scolarest has reduced the salt content of meals in primary schools by 38% since 2002, is encouraging the use of baking and grilling of products as opposed to frying and, in conjunction with Selecta, is re-merchandising and re-branding vending machines to offer a range of juices, waters and healthy snacks. Select Service Partner has developed a 'Wellbeing' range in Upper Crust, which features filled multigrain baguettes and bagels. The Group will continue to develop products that provide its customers with a wide variety and choice of safe, wholesome and enjoyable offers with access to the right information to help them make informed decisions when selecting what to eat or drink.

Purchasing Strategy

The Group continues to invest in the rollout of its UK purchasing model and in October 2003 established a distinct European purchasing organisation, Sevita, to consolidate and leverage the Group's purchasing spend initially across Europe. Sevita's strategy is the continued consolidation of volumes and spend across Europe leading to improved commercial terms; sourcing back down the supply chain to procure from growers, producers and manufacturers; re-engineering of product specifications to support the Group's wellness and nutrition objectives and the establishment of robust logistics platforms across Europe. In North America, the Group's purchasing organisation, Foodbuy, adopts a similar strategy. A Culinary Initiatives Team made up of chefs from the Group's core sectors was established in 2004 to review Managed Order Guides to ensure maximum synergy and purchasing efficiency is achieved across sectors by rationalising product usage in high volume categories to achieve significant cost benefits without any loss in product quality or consistency.

The Group will continue to invest in the rollout of its purchasing model in order to deliver increased profitability.

Divisional Performance

	2004	2003	Reported increase %	Constant currency increase %	Like for like increase %
Turnover (£m)					
United Kingdom (continuing activities)	2,567	2,514	2	2	5
Continental Europe & rest of the world	5,192	4,634	12	13	6
North America	3,517	3,562	(1)	9	7
Total – continuing activities	11,276	10,710	5	9	7
Fuel	496	496			
	11,772	11,206			
Discontinued activities (UK)	-	80			
Total	11,772	11,286			
Total operating profit (£m)					
Subsidiary undertakings					
United Kingdom (continuing activities)	294	360	(18)	(18)	
Continental Europe & rest of the world	287	229	25	29	
North America	190	177	7	22	
	771	766	1	4	
Associates (continuing activities)	2	3	(33)	(33)	
Total – continuing activities	773	769	1	4	
Discontinued activities					
- subsidiaries (UK)	-	16			
- associates (CE&ROW)	2	12			
Total	775	797			
Operating margin (%)					
United Kingdom (continuing activities)	11.1	13.9			
Continental Europe & rest of the world	5.5	4.9			
North America	5.4	5.0			
Total – continuing activities	6.8	7.1			

Total operating profit is before goodwill amortisation of £275 million (2003: £276 million). Fuel turnover comprises £466 million in the UK and £30 million in Continental Europe and the rest of the world (2003: £466 million and £30 million respectively). Profit from subsidiary undertakings includes £8 million in the UK and £nil in Continental Europe and the rest of the world from fuel (2003 : £10 million and £nil respectively). Operating margin is based on turnover and total operating profit before goodwill amortisation excluding fuel.

During 2004, significant growth in the Group's Defence, Offshore and Remote Site business, and the consequent expansion of local operations, has led to the creation of an infrastructure and management team within the Continental Europe and rest of the world division. Accordingly, that part of this activity previously reported in the UK division, now managed outside of the UK, is now reported within the Continental Europe and rest of the world division. In 2003, the turnover of these contracts was £110 million and they generated an operating profit of £25 million. With the exception of that part of the defence business that involves feeding military personnel based in the UK at any point of time, all other defence business outside of North America is now reflected in the Continental Europe and rest of the world division. This change, whilst having no overall effect on the Group operating margin, has contributed to the decrease in the UK operating margin and the increase in the Continental Europe and rest of the world margin.

UK

The UK grew its turnover on a like for like basis by 5%. In calculating like for like growth, 2003's turnover has been reduced by the £110 million referred to above which is now reported in Continental Europe and rest of the world division.

Contract and Vending turnover growth was 4% and Concessions growth was 9%. There was a particularly strong performance in the Sports and Leisure (Concessions) business and good performances in the Business and Industry and Healthcare sectors.

In Business and Industry, The Royal Mail renewed its contract for a further five years with annual turnover of £75 million. Westland Helicopters, Land Securities Trillium, a property outsourcing provider to the Department for Work and Pensions, GE Healthcare, Microsoft and London Stock Exchange each renewed contracts with over £18 million in total of annual turnover. New contract wins included Alliance and Leicester, National Grid Transco and Perkins Engines. Full details of contract gains and renewals are given in Appendix 2.

In Healthcare, a renewed contract with East Kent Hospitals NHS Trust and an extended contract with Nottinghamshire Healthcare NHS Trust were amongst the highlights.

A particularly strong performance by the Sports and Leisure business within the Concession sector was achieved through new contract gains with annual revenues of £14 million including Henley Royal Regatta, the Open Golf Championship, London Zoo, the Oval and Arena Coventry and increased throughput at existing venues.

Growth in the Travel Concessions business was also strong. During the year a further eight Marks & Spencer Simply Food outlets at railway stations were opened, as well as a unit at Manchester Airport. Following the successful trial of Marks & Spencer Simply Food at the Moto motorway service area at Toddington, two more units have been opened. The Group is pleased to announce plans to open a further six units at Moto locations over the next eighteen months.

Total operating profit (excluding associates and goodwill amortisation) on continuing activities decreased from £360 million to £294 million.

Three trading related issues have held the UK profit back. One of the UK's principal distributors experienced financial difficulties and their business has been successfully transferred to an alternative major distributor but at a higher cost than previously charged. Secondly, a number of Local Education Authority contracts awarded over the past two years are failing to achieve the margin anticipated due to increased labour costs, lower than expected throughput and client pressure on school meal budgets. The third issue relates to the important in-store restaurant market, where the Group has won a number of significant contracts in 2004 but where initial start up costs are being incurred and expensed in accordance with the Urgent Issues Task Force Abstract 24 – Accounting For Start Up Costs. These contracts are being mobilised over the next three years and, as previously announced, further start up costs will be incurred over this period.

In terms of segmental reporting, following the creation of a local infrastructure in the Defence, Offshore and Remote site business, as noted above, part of the activity previously reported in the UK division is now reported within the Continental Europe and rest of the world division. This has contributed to the decline in the UK's total operating profit. In addition, a thorough review of 2004's purchasing income and overhead allocation has led to a better allocation between divisions. The impact of this is to reduce the UK's total operating profit by £18 million and to increase that of Continental Europe and rest of the world by £13 million and North America by £5 million.

Finally, as mentioned above, in closing the results for 2004 it was decided to make a change in the way the Group deals with certain costs, the effect of which is £12 million on the UK's total operating profit.

Profit on the disposal of fixed assets and businesses contributed £18 million in 2004 to the UK's total operating profit (2003 : £5 million).

Going forward, the Group expects to be able to maintain its underlying UK margin.

Continental Europe & rest of the world

In calculating like for like growth, 2003's turnover has been increased by £110 million of defence business now reported in this division as noted above. Like for like turnover growth of 6% for the Continental Europe and rest of the world divisions includes strong individual country performances of 15% in Australia, 49% in China (albeit from a small base) and 47% in Greece where the Group catered for the media centre and various corporate hospitality events at the Athens 2004 Olympics. Chile, Kazakhstan, Luxembourg, New Zealand and United Arab Emirates all achieved double digit growth in 2004. The economically tougher markets in France, Germany, the Netherlands and Italy achieved a combined 1% like for like growth.

The strong growth in like for like turnover in the Defence, Offshore and Remote Site business of 45% has been accelerated by an increased level of military and peace-keeping activity, particularly in the Middle East. In relation to peace-keeping, the Group now feeds over 30,000 United Nations troops in Kosovo, Cyprus, East Timor, the Golan Heights, Lebanon, Liberia, Eritrea and Burundi. In addition to this, the Group continues to achieve strong growth in Offshore and Remote Site locations. Partnerships with major global clients such as ChevronTexaco, Schlumberger and EADS, and continuing expertise in both catering and support services, are continually leading to new business opportunities. Furthermore, the division's design-and-build capability generated good new business growth in this sector and in 2004 a new operation called $4D^2$ was created, which applies turnkey solutions to ensure that food and other delivery systems are cost effective and fit for purpose. Other divisions within the Group are already taking advantage of this expertise. For example, $4D^2$ recently managed the design and build of 19 food courts in colleges and universities in North America for Chartwells' clients.

Contract and Vending like for like turnover growth was 8%. In Concessions, like for like turnover was flat principally as a result of the cancelling of loss making retail contracts in Japan. Excluding Japan, like for like Concessions turnover growth was 4%.

In Business & Industry, the Group's status as multi-national, single preferred supplier to IBM was instrumental in securing an additional new contract with IBM in Japan. Other notable international client wins include Sony in France and Japan, Deutsche Bank in Italy and the extension of our global foodservice agreement with Philips for a further 10 years.

In Healthcare, as the market evolves and develops, the Group's market segmentation strategy ensures that it is well placed to exploit growth opportunities. In France, Medirest added seven new contracts with over £20 million in annual turnover. Likewise, in Germany, notable contract wins with Märkische Kliniken and Helios Kliniken position the Group for further success. In New Zealand, the Group won new business, notably with the Canterbury District Health Board, illustrating its capabilities in securing new business in highly competitive markets. In Japan, Seiyo Food Systems won a contract with Yuki Hospital (Ibaraki), having been assisted in the tender process by colleagues at Morrisons in North America.

In Education, Scolarest delivered a good performance, with notable contract renewals and wins from clients including Direcção Regional de Educação de Lisboa, in Portugal. In Scandinavia, two prestigious university contracts were secured, with Linköping University in Sweden and with Avantor in Norway, for the BI Norwegian School of Management's new Oslo Campus.

Earlier this year, the Group announced a strategically important joint venture with the Shanghai Railway Administration in China to provide station and onboard catering services to the four high-speed trains between Shanghai and Beijing. Other notable Rail Gourmet contract successes include new clients SNCB in Belgium, SNCF in France and the Turkish State Railways (TCDD).

Total operating profit (excluding associates and goodwill amortisation) increased from £229 million to £287 million.

As stated above, the increase in total operating profit benefited from the reporting of defence business previously included in the UK division and from a better allocation of purchasing income and overheads.

Japan continued to make significant progress in 2004, achieving an operating margin of 3%. There remains considerable opportunity to further improve the margin in Japan and the combination of turnover growth together with purchasing synergies should deliver further improvement in profit and margin in 2005.

Excluding the impact of the transfer of the defence business from the UK to the Continental Europe and rest of the world division, the underlying margin moved forward by 30 basis points, and the Group expects to deliver a similar increase in 2005.

On 2 April 2004, the Group acquired Mitropa for an enterprise value of £9 million. This is considered by the Group to be a strategically important move into the Concessions market in Germany. Mitropa has contributed £41 million to turnover in 2004 and although it has reported a loss before interest and tax of £3 million in 2004, steps have already been taken to reduce the run rate of this loss and the Group remains confident that Mitropa should deliver an acceptable return in excess of its cost of capital in 2006.

North America

North America achieved a 7% like for like increase in turnover including strong growth in Education and Healthcare of 7% and 9% respectively with Business and Industry growing by 5% and Vending by 3%. Overall, Contract and Vending grew by 6% and Concessions by 15%.

In Business & Industry, new business growth has been strong. This year the Group has benefited from a number of very large account wins such as Bank of America, as well as a continued stream of smaller accounts. Consolidation is increasing and many of our clients are streamlining their catering from local to regional, to national and ultimately global contracts.

In Healthcare, where contractor penetration remains low, Morrisons has continued to deliver a steady new business pipeline. New business wins this year include notable contracts with the Medical Center of Central Georgia and St. Francis Hospital in South Carolina. Morrisons' sister specialist support services business, Crothall, grew from strength to strength with new business wins, including the California Development Centers, as clients increasingly demand multi-service provision.

In Education, Chartwell's new business growth was driven by both the higher education and K-12 sub-sectors, including contract wins with Northern Kentucky University and the Newark and Richmond Public Schools in New Jersey and Virginia, respectively.

In Sports & Leisure, growth was driven by continued success at Levy Restaurants and Wolfgang Puck. Together these two leading operators have opened up a number of new contracts in the sector, including their joint contract with Anschutz Entertainment Group (AEG) to provide fine dining and catering at all AEG's entertainment properties worldwide.

Total operating profit (excluding associates and goodwill amortisation) increased by £34 million to £190 million before the negative translation effect between 2003 and 2004. Reported margin grew from 5.0% to 5.4% reflecting excellent progress in purchasing and tight cost control.

Looking forward to 2005, the Group expects to see a more normal rate of growth in the margin.

Foodbuy, the North American purchasing division, had another successful year and has in 2004 been able to mitigate the worst effects of significant food price inflation across the US. There is still a significant opportunity in the US to deliver further purchasing savings.

Interest

Net debt at 30 September 2004 was £2,373 million (2003 : £2,308 million). Net interest for the year was £130 million (2003 : £136 million). The average cost of funding (net of cash balances) for the year was 4.8 % (2003 : 5.0%). Interest cover for 2004 was six times total operating profit before goodwill amortisation.

Profit before taxation

Profit before taxation, goodwill amortisation and exceptional items decreased by 2% from £661 million to £645 million.

Yoshinoya contributed £1 million to profit before tax in 2004. In 2003, Yoshinoya contributed £12 million to total operating profit and Little Chef and Travelodge contributed £16 million to total operating profit. Interest attributable to these businesses, based on the proceeds received at the Group's average interest rate, was £11 million. Accordingly, these discontinued activities contributed £17 million to profit before tax in 2003. Adjusting for this, profit before tax, goodwill amortisation and exceptional items on continuing activities remained constant at £644 million.

Taxation

The overall Group tax charge was £152 million giving an overall tax rate on ordinary activities of 23.6% of profit before tax, goodwill amortisation and exceptional items (2003 : 25.6%). The lower rate in 2004 principally reflects the recognition of reliefs associated with past acquisitions. For the same reason, it is currently anticipated that the Group tax rate will again be around the 24% level in 2005. The blended statutory tax rate for the Group, based on current statutory tax rates in force in the key countries in which the Group operates, is estimated at 33%. The Group has tax efficient structuring in place that results in an approximate six percentage point benefit on the blended statutory tax rate for 2006 onwards. Accordingly the Group tax rate for 2006 onwards is likely to move upwards, to the mid to high 20s range. A tax reconciliation of the current rate for the year is included in note 4 to the attached financial information. This reconciliation summarises the reasons why the Group's current tax rate of 24%, excluding deferred tax and prior year adjustments, was below the UK corporate tax rate of 30%. The main reasons were the utilisation of tax losses brought forward, 5%; the tax deductibility of part of the Group's goodwill, 2% and capital allowances in excess of depreciation, 1%; offset by higher overseas tax rates, 2%.

The Group's cash tax rate for 2004 was 17% and is likely to move to 18-20% for 2005. Thereafter, the cash tax rate is likely to average out, over time, at the mid 20s level.

Goodwill amortisation and exceptional items

The goodwill amortisation charge for the year was £275 million (2003: £276 million).

There were no exceptional items in 2004. The net exceptional item for 2003 was a loss of £1 million.

Earnings per share

Basic and diluted earnings per share on a reported basis, after goodwill amortisation and exceptional items, were both 8.3 pence (2003: 8.3 pence). Basic earnings per share before goodwill amortisation and exceptional items for the year was 21.1 pence (2003: 20.8 pence).

Underlying basic earnings per share, adjusting for discontinued activities and currency translation, is up by 8% year on year at 21.1 pence per share. Attributable profit and basic earnings per share are reconciled below.

	Attributable profit		Basic earnings per share		
	2004	2003	2004	2003	
	£m	£m	Pence	Pence	Growth
Reported	180	184	8.3	8.3	-
Goodwill amortisation	275	276			
Exceptional items	-	1			
Before goodwill amortisation and exceptional items	455	461	21.1	20.8	1%
Discontinued activities	-	(10)			
Continuing activities	455	451	21.1	20.3	4%
Currency translation	-	(18)			
Underlying	455	433	21.1	19.5	8%

Discontinued activities have been taxed at the UK rate of 30% and Yoshinoya's effective tax rate of 54%. The effect of currency translation is calculated by applying 2004's translation rates to 2003's attributable profit.

Dividends

The recommended final dividend is 6.2 pence per share resulting in a total dividend for the year of 9.3 pence per share, an increase in the total dividend per share of 11%. This reflects the Group's view of its ability to generate strong free cash flow. Dividend cover for 2004 was 2.3 times profit for the financial year before goodwill amortisation.

Acquisitions

The Group's strategic focus continues to be on the organic development of its existing core businesses. This has been complemented by a small number of acquisitions either to strengthen the Group's geographic coverage or to reinforce its sectoral presence in certain areas. The Group purchased businesses for £164 million in the 2004 financial year and purchased further shares in subsidiary companies not wholly owned for £19 million. £19 million of the aggregate purchase price is deferred consideration payable in the future. In aggregate, the net assets acquired had a provisional fair value of £22 million, including £11 million of net cash, resulting in goodwill of £161 million. Details of the acquisitions are given in note 15 to the attached financial information.

On 4 November 2004, the Group agreed to acquire, in December 2004, a further 30% of the remaining share capital in Onama, the Group's Italian contract catering business, for £41 million taking the total share holding to 90%. The acquisition of other minority interests and the payment of deferred consideration is currently expected to cost between £40 million and £60 million in 2005. The Group does not anticipate any further new acquisitions in the remainder of the 2005 financial year.

Pensions

In total, the Group charged £70 million (2003 : £60 million) to profit before tax in respect of its pension arrangements, of which £48 million (2003: £43 million) relates to defined benefit schemes and £22 million (2003: £17 million) relates to defined contribution schemes. Actuaries to the Group's defined benefit pension arrangements advise the Pension Trustees on the funding rates required by the Group. In total, the Group paid £74 million (2003: £64 million) during the year to the pension providers in order to enable the pension funds to fulfil their obligations.

Disclosure in accordance with FRS 17 Retirement Benefits is provided in note 16 to the attached financial information. This shows that, at 30 September 2004, there was an unprovided pension deficit, net of deferred tax, of £131 million (2003: £79 million). Had the Group adopted FRS 17, the charge to the profit and loss account, before tax, would have been £53 million, net of a one-off curtailment credit of £6 million (2003: £52 million, net of £3 million).

Free cash flow

The decrease in free cash flow of £169 million is principally as a result of working capital absorbing £203 million (2003: £38 million) for the reasons detailed above.

Payments in respect of provisions for liabilities and charges absorbed £41 million (2003: £46 million) excluding a one-off payment of £32 million settling a share related call option originally set up as a hedge against share option requirements. £21 million was spent on reducing liabilities in respect of insurance, pensions and other post-employment benefits, £14 million on settling onerous contracts and £6 million in respect of legal and other claims.

Interest payments absorbed a net £131 million compared with £151 million in 2003 before a one-off derivatives monetisation receipt of £104 million in 2004.

The net tax paid in 2004 of £107 million (2003 : £78 million before an exceptional tax receipt of £33 million) represents 17% of profit before tax and goodwill amortisation and is significantly less than the total tax charge for the year of £152 million. The main reasons for this difference are items allowable for tax but which are not charged to the profit and loss account, tax losses brought forward and utilised in the year, capital allowances in excess of depreciation and the timing of tax payments.

Net capital expenditure absorbed £329 million compared with £312 million in 2003 . Including £9 million purchased under finance lease contracts, net capital expenditure represents 3.0% of turnover excluding fuel. The Group has stringent controls on capital expenditure that are monitored centrally. There are fixed authority limits at each subsidiary company level and internal rate of return criteria that each project must achieve to obtain approval.

Acquisition payments were £167 million, comprising £169 million of consideration paid less £21 million of cash acquired (excluding £10 million of loans and finance lease obligations in the companies when acquired) and £19 million of deferred consideration paid in respect of previous acquisitions.

In aggregate, deferred consideration payable at 30 September 2004 amounted to £41 million.

During 2004, the timing of payment of dividends has been accelerated. Accordingly, the payment of dividends absorbed £249 million reflecting the payment of three dividends during 2004.

Net proceeds from businesses held for resale, the sale of minority interests, subsidiary undertakings and associates generated £86 million including £61 million in respect of the disposal of the Group's remaining shareholding in Yoshinoya.

The net cash outflow for the year was £84 million, before £10 million of proceeds on the issue of ordinary shares, paying £91 million for shares repurchased, £1 million cost for the purchase of own shares, £10 million of debt acquired with subsidiaries, £9 million of new finance leases and a translation gain on net debt for the year of £120 million, principally as a result of the US dollar moving from 1.66 to 1.81, and the Euro moving from 1.43 to 1.46 over the year.

Closing net debt as at 30 September 2004 was £2,373 million (2003: £2,308 million).

International Financial Reporting Standards

Following the European Union's adoption of Regulation (EC) No 1606/2002, all publicly listed companies in the EU will be required to adopt International Financial Reporting Standards ("IFRS") including revised International Accounting Standards ("IAS"), in issue at 31 March 2004, for their financial statements from 2005. Consequently the Group will be implementing IFRS from 1 October 2005.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

Appendix 1 sets out a summary of the process that the Group has adopted to manage the transition to IFRS and a summary of the areas that could affect the Group's financial statements in implementing IFRS.

Outlook

After a difficult period, the Group enters the new financial year confident that actions have been taken to address the challenges of 2004 to give a solid platform from which to grow. 80% of the additional turnover needed in 2005 to deliver at least 6% like for like turnover growth has already been secured and the pipeline across all businesses is encouraging. With further benefits still to be achieved, especially in purchasing, the Group is confident of improved performance.

The Group's expectations for free cash flow in 2005 remains unchanged at £350 million to £370 million.

The Group is now increasing its focus on organic growth, with a renewed emphasis on how capital is used, in order to deliver sustainable improvements in return on capital employed.

Michael J Bailey
Chief Executive

Sir Francis H Mackay
Chairman

NOTES

(a) The results for the year ended 30 September 2004 were approved by the Directors on 30 November 2004 and have been prepared on the basis disclosed in the 2003 Annual Report with the exception of the introduction of UITF abstract 38 Accounting for ESOP trusts which has impacted 2004 for the disclosure of own shares in the consolidated balance sheet and consolidated cash flow statement in respect of the purchase of own shares.

The financial information set out in the announcement does not constitute the Company's statutory accounts for the years ended 30 September 2004 or 30 September 2003 but is derived from those accounts. The auditors have reported on these accounts; their reports were unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The 2004 accounts will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

(b) The timetable for the proposed final dividend of 6.2p per share is as follows:

Ex dividend date:	16 February 2005
Record date:	18 February 2005
Payment date:	14 March 2005

(c) A presentation for analysts and investors will take place at 9:30 am (GMT) on Tuesday, 30 November 2004 at ABN Amro, 250 Bishopsgate, London EC2M 4AA.

The live presentation can also be accessed via both a webcast and dial-in teleconference starting at 9:30 am:

- To listen to the live presentation via teleconference, dial (UK) +44 20 7784 1014 or (US) +1 718 354 1158

- To view the presentation slides and/or listen to a live audio webcast of the presentation, go to www.compass-group.com or www.cantos.com

- Please note that remote listeners will not be able to ask questions during the Q&A session.

A replay recording of the presentation will also be available via teleconference and webcast:

- A teleconference replay of the presentation will be available for five working days, until 7 December 2004. To hear the replay, dial (UK) +44 20 7984 7578 or (US) +1 718 354 1112. The replay passcode is 359337#

- A webcast replay of the presentation will be available for six months, at www.compass-group.com and www.cantos.com

For North American based investors, there will be a question and answer conference call starting at 1:00pm (EST)

- To participate in the live question and answer session via conference call, dial (US) +1 718 354 1157.

- A teleconference replay of the call will be available for five working days, until 7 December 2004. To hear the replay, dial (US) +1 718 354 1112. The replay passcode is 770029#.

- The North American investor conference call will also be webcast live, and archived for replay, at www.compass-group.com and www.cantos.com

(d) Forward looking statements

This Preliminary Statement contains forward looking statements within the meaning of Section 27A of the Securities Act 1933, as amended, and Section 21E of the Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms 'expect', 'should be', 'will be', 'is likely to' and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions and business conditions in Compass Group's markets; exchange rate fluctuations; customers' and clients' acceptance of its products and services; the actions of competitors; and legislative, fiscal and regulatory developments.

(e) Management interviews

Interviews with Michael J Bailey and Andrew Martin in video, audio and text are available from 7:00 am (GMT) on www.compass-group.com and www.cantos.com.

Enquiries:

Compass Group PLC	01932 573000
Michael J Bailey	Group Chief Executive
Andrew Martin	Group Finance Director
Brunswick	+ 44 (0) 20 7404 5959
Simon Sporborg	
Pamela Small	

Website
www.compass-group.com

Compass Group is the world's largest foodservice company with annual revenues of some £12 billion. Compass Group has over 400,000 employees working in more than 90 countries around the world. For more information visit www.compass-group.com

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2004

	Notes	Before goodwill amortisation £m	Goodwill amortisation £m	Total 2004 £m	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2003 £m
Turnover							
Continuing operations		11,633	-	11,633	11,206	-	11,206
Acquisitions		139	-	139	-	-	-
		11,772	-	11,772	11,206	-	11,206
Discontinued activities		-	-	-	80	-	80
Total turnover	1	11,772	-	11,772	11,286	-	11,286
Operating costs		(11,001)	(275)	(11,276)	(10,504)	(276)	(10,780)
Operating profit							
Continuing operations		770	(274)	496	766	(276)	490
Acquisitions		1	(1)	-	-	-	-
		771	(275)	496	766	(276)	490
Discontinued activities		-	-	-	16	-	16
		771	(275)	496	782	(276)	506
Share of profits of associated undertakings							
Continuing operations	1	2	-	2	3	-	3
Discontinued activities	1	2	-	2	12	-	12
Total operating profit: Group and share of associated undertakings	1	775	(275)	500	797	(276)	521
Loss on disposal of businesses – discontinued activities	2	-	-	-	-	(27)	(27)
Interest receivable and similar income		5	-	5	16	-	16
Interest payable and similar charges	3	(135)	-	(135)	(152)	-	(152)
Net interest		(130)	-	(130)	(136)	-	(136)
Profit on ordinary activities before taxation		645	(275)	370	661	(303)	358
Tax on profit on ordinary activities	4	(152)	-	(152)	(169)	26	(143)
Profit on ordinary activities after taxation		493	(275)	218	492	(277)	215
Equity minority interests		(38)	-	(38)	(31)	-	(31)
Profit for the financial year		455	(275)	180	461	(277)	184
Equity dividends	5	(200)	-	(200)	(183)	-	(183)
Profit / (loss) for the year retained	14	255	(275)	(20)	278	(277)	1
Basic earnings per ordinary share	6			8.3p			8.3p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	21.1p			20.8p		
Diluted earnings per ordinary share	6			8.3p			8.3p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	6	21.0p			20.7p		

CONSOLIDATED BALANCE SHEET
As at 30 September 2004

	Notes	2004 £m	2003 £m
Fixed assets			
Intangible assets	7	**4,223**	4,436
Tangible assets	8	**1,805**	1,734
Investments	9	**30**	73
		6,058	6,243
Current assets			
Stocks		**279**	229
Debtors: amounts falling due within one year	10	**1,568**	1,530
amounts falling due after more than one year	10	**287**	309
Cash at bank and in hand		**266**	303
		2,400	2,371
Creditors: amounts falling due within one year	11	**(2,872)**	(3,093)
Net current liabilities		**(472)**	(722)
Total assets less current liabilities		**5,586**	5,521
Creditors: amounts falling due after more than one year	12	**(2,665)**	(2,457)
Provisions for liabilities and charges	13	**(385)**	(429)
Equity minority interests		**(54)**	(56)
Net assets		**2,482**	2,579
Capital and reserves			
Called up share capital		**216**	217
Share premium account	14	**93**	84
Capital redemption reserve	14	**9**	7
Merger reserve	14	**4,170**	4,170
Profit and loss account	14	**(2,005)**	(1,899)
Less: own shares		**(1)**	-
Total equity shareholders' funds		**2,482**	2,579

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2004

	2004	2004	2003	2003
	£m	£m	£m	£m
Net cash inflow from operating activities (note I)		735		933
Dividends from associated undertakings		4		5
Returns on investments and servicing of finance				
Interest received	5		15	
Interest paid	(134)		(163)	
Proceeds from termination of interest rate swaps	104		-	
Interest element of finance lease rental payments	(2)		(3)	
Dividends paid to minority interests	(30)		(15)	
Net cash outflow from returns on investments and servicing of finance		(57)		(166)
Taxation				
Tax received	5		41	
Tax paid	(112)		(86)	
Net tax paid		(107)		(45)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	(365)		(376)	
Sale of tangible fixed assets	36		64	
Total capital expenditure and financial investment		(329)		(312)
Free cash flow		246		415
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	(167)		(296)	
Net proceeds from businesses held for resale	19		30	
Sale of minority interest	3		-	
Sale of subsidiary companies and associated undertakings	64		720	
Total acquisitions and disposals		(81)		454
Equity dividends paid		(249)		(159)
Net cash (outflow)/inflow from investing activities		(330)		295
Net cash (outflow)/inflow before management of liquid resources and financing		(84)		710
Management of liquid resources: Sale of marketable securities		-		3
Financing				
Issue of ordinary share capital	10		12	
Repurchase of share capital	(91)		(211)	
Purchase of own shares, net	(1)		-	
Debt due within one year:				
Decrease in bank loans and loan notes	(26)		(218)	
Debt due after one year:				
Increase/(decrease) in bank loans and loan notes	270		(464)	
Capital element of finance lease rentals	(21)		(16)	
Net cash inflow/(outflow) from financing		141		(897)
Increase/(decrease) in cash in the year		57		(184)
Reconciliation of net cash flow to movement in net debt (note II)				
Increase/(decrease) in cash in the year		57		(184)
Cash (inflow)/outflow from change in debt and lease finance		(223)		698
Change in net debt resulting from cash flows		(166)		514
Loans acquired with subsidiaries and changes in finance leases		(19)		(41)
Effect of foreign exchange rate changes		120		(79)
Movement in net debt in the year		(65)		394
Opening net debt		(2,308)		(2,702)
Closing net debt		(2,373)		(2,308)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
For the year ended 30 September 2004

I Reconciliation of operating profit to net cash inflow from operating activities:

	2004 £m	2003 £m
Operating profit before goodwill amortisation and exceptional items	775	797
Depreciation	258	243
EBITDA	1,033	1,040
Profit on disposal of fixed assets	(8)	(3)
Profit on disposal of businesses	(10)	(5)
Share of profits of associated undertakings	(4)	(15)
Expenditure in respect of provisions for liabilities and charges	(73)	(46)
Increase in stocks	(57)	(33)
Increase in debtors	(110)	(64)
(Decrease)/increase in creditors	(36)	59
Net cash inflow from operating activities before exceptional items	735	933

Profit on disposal of fixed assets comprises £6 million in the UK and £2 million in Continental Europe and the rest of the world (2003 : UK £5 million, Continental Europe and the rest of the world £(3) million and North America £1 million).

Profit on disposal of businesses comprises £12 million in the UK and £(2) million in Continental Europe and the rest of the world (2003 : Continental Europe and the rest of the world £5 million).

II Analysis of net debt:

	1 October 2003 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 September 2004 £m
Cash at bank and in hand	303	(25)	(12)	-	-	266
Overdrafts	(98)	82	2	-	-	(14)
	205	57	(10)	-	-	252
Debt due within one year	(111)	26	-	-	-	(85)
Debt due after one year	(2,336)	(270)	127	(7)	-	(2,486)
Finance leases	(66)	21	3	(3)	(9)	(54)
	(2,513)	(223)	130	(10)	(9)	(2,625)
Total	(2,308)	(166)	120	(10)	(9)	(2,373)

NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (continued)
For the year ended 30 September 2004

III Purchase and disposal of subsidiary companies and investments in associated undertakings:

	2004 £m Purchases	**2004 £m Disposals**	2003 £m Purchases	2003 £m Disposals
Net assets acquired/(disposed of):				
Tangible fixed assets	**28**	**(1)**	32	(773)
Fixed asset investments	**7**	**(47)**	-	(38)
Stocks	**4**	**(1)**	1	(4)
Debtors	**25**	**(1)**	119	(8)
Cash	**21**	**-**	19	(1)
Bank overdrafts	**-**	**-**	(29)	-
Loans	**(7)**	**-**	(18)	-
Leases	**(3)**	**-**	(12)	-
Creditors	**(56)**	**1**	(130)	21
Provisions	**(5)**	**-**	(45)	-
Tax	**6**	**-**	29	63
Minority interests	**6**	**-**	60	-
	26	**(49)**	26	(740)
Loss on disposal	**-**	**2**	-	29
Goodwill acquired/(disposed of)	**162**	**(17)**	195	(14)
	188	**(64)**	221	(725)
Satisfied by:				
Cash consideration payable/(receivable)	**169**	**(64)**	208	(721)
Deferred consideration receivable	**-**	**-**	-	(8)
Deferred consideration payable	**19**	**-**	13	4
	188	**(64)**	221	(725)

IV Analysis of net flow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:

	2004 £m Purchases	**2004 £m Disposals**	2003 £m Purchases	2003 £m Disposals
Cash consideration paid/(received net of liabilities settled)	**169**	**(64)**	208	(721)
Cash (acquired)/disposed of	**(21)**	**-**	(19)	1
Overdrafts acquired	**-**	**-**	29	-
	148	**(64)**	218	(720)
Deferred consideration and costs relating to previous acquisitions	**19**	**-**	78	-
	167	**(64)**	296	(720)

NOTES TO THE FINANCIAL STATEMENTS
For the year ended 30 September 2004

1. Turnover and operating profit

	Continuing operations £m	Acquisitions £m	Discontinued activities £m	2004 £m	2003 £m
Turnover					
Foodservice:					
Geographical analysis:					
- United Kingdom					
Continuing	3,021	12	-	3,033	2,980
Discontinued	-	-	-	-	80
	3,021	12	-	3,033	3,060
- Continental Europe & rest of the world	5,150	72	-	5,222	4,664
- North America	3,462	55	-	3,517	3,562
	11,633	139	-	11,772	11,286
Operating profit					
Before goodwill amortisation and exceptional items					
Foodservice:					
- The Company and its subsidiary undertakings					
Continuing	770	1	-	771	766
Discontinued	-	-	-	-	16
- Associated undertakings					
Continuing	2	-	-	2	3
Discontinued	-	-	2	2	12
	772	1	2	775	797
Geographical analysis:					
- United Kingdom					
The Company and its subsidiary undertakings					
Continuing	294	-	-	294	360
Discontinued	-	-	-	-	16
Associated undertakings	1	-	-	1	2
- Continental Europe & rest of the world					
The Company and its subsidiary undertakings	289	(2)	-	287	229
Associated undertakings					
Continuing	1	-	-	1	-
Discontinued	-	-	2	2	12
- North America					
The Company and its subsidiary undertakings	187	3	-	190	177
Associated undertakings	-	-	-	-	1
	772	1	2	775	797
Amortisation of goodwill – continuing operations					
- United Kingdom	(156)	-	-	(156)	(155)
- Continental Europe & rest of the world	(70)	(1)	-	(71)	(70)
- North America	(48)	-	-	(48)	(51)
	(274)	(1)	-	(275)	(276)
Total operating profit: Group and share of associated undertakings	498	-	2	500	521

Total operating profit after goodwill amortisation for the year ended 30 September 2004 relates to foodservice analysed as UK £139 million, Continental Europe & rest of the world £219 million and North America £142 million (2003: £223 million, £171 million and £127 million respectively).

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

2. Exceptional items

	2004 £m	2003 £m
Loss on disposal of discontinued activities – Little Chef and Travelodge	-	27

3. Interest payable and similar charges

	2004 £m	2003 £m
Bank loans and overdrafts	34	41
Other loans	99	108
Finance lease interest	2	3
	135	152

4. Tax on profit on ordinary activities

	2004 £m	2003 £m
UK corporation tax at 30% (2003: 30%)	49	41
Overseas tax payable	105	89
UK tax on share of profits of associated undertakings	1	-
Overseas tax on share of profits of associated undertakings	2	6
Current tax charge on profit before goodwill amortisation and exceptional items	157	136
UK deferred tax	18	11
Impact of discounting UK deferred tax	(1)	5
Overseas deferred tax	17	54
Impact of discounting overseas deferred tax	(12)	(12)
	179	194
Adjustments in respect of prior years:		
UK corporation tax	10	(13)
Overseas tax payable	(32)	(12)
UK deferred tax	(2)	(16)
Overseas deferred tax	(3)	16
	(27)	(25)
Total tax charge before exceptional items	152	169
Exceptional items:		
UK corporation tax	-	4
Overseas tax payable	-	3
Prior year UK corporation tax	-	(33)
Total exceptional tax credit	-	(26)
Tax on profit on ordinary activities after exceptional items	152	143

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

4. Tax on profit on ordinary activities (continued)

Factors affecting the future tax charge

The main factors affecting the future tax charge are addressed on page 13.

	2004	2003
	%	%
Reconciliation of the UK statutory tax rate to the effective current tax rate		
Tax charge on profit on ordinary activities before goodwill amortisation and exceptional items at the UK statutory rate of 30%	**30**	30
Increase/(decrease) resulting from:		
Permanent items	**1**	2
Amortisation of goodwill	**(2)**	(2)
Overseas taxes at higher rates	**2**	3
Losses bought forward	**(5)**	(6)
Tax credits	**-**	(2)
Capital allowances for the period in excess of depreciation charged	**(1)**	(2)
Other timing differences	**(1)**	(2)
Current tax rate on profit before goodwill amortisation and exceptional items	**24**	21

5. Dividends

	Per share	**2004 £m**	Per share	2003 £m
Dividends on ordinary shares of 10p each:				
Interim	**3.1p**	**66**	2.7p	60
Proposed final	**6.2p**	**134**	5.7p	123
	9.3p	**200**	8.4p	183

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

6. Earnings per share

	Before goodwill amortisation 2004	Including goodwill amortisation 2004	Before goodwill amortisation and exceptional items 2003	Including goodwill amortisation and exceptional items 2003
	£m	£m	£m	£m
Attributable profit for basic and diluted earnings per share	455	180	461	184
	Millions	Millions	Millions	Millions
Average number of shares for basic earnings per share	2,158	2,158	2,218	2,218
Dilutive share options	7	7	5	5
Average number of shares for diluted earnings per share	2,165	2,165	2,223	2,223
Basic earnings per share	21.1p	8.3p	20.8p	8.3p
Diluted earnings per share	21.0p	8.3p	20.7p	8.3p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings.

7. Intangible fixed assets

Goodwill	**£m**
Cost	
At 1 October 2003	5,196
Additions arising from acquisitions	162
Disposal	(19)
Currency adjustment	(95)
At 30 September 2004	5,244
Amortisation	
At 1 October 2003	760
Charge for the year	275
Disposal	(2)
Currency adjustment	(12)
At 30 September 2004	1,021
Net book amount	
At 30 September 2004	4,223
At 30 September 2003	4,436

Additions to goodwill arising from acquisitions relates to the acquisitions shown in note 15. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives. The disposal relates to the goodwill attaching to the remaining 12.7% of Yoshinoya D & C held by Seiyo Foods disposed of during the year.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

8. Tangible fixed assets

	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Cost						
At 1 October 2003	486	58	327	1,446	661	2,978
Currency adjustment	(10)	-	(3)	(58)	(15)	(86)
Additions	19	3	14	205	133	374
Businesses acquired	2	-	7	14	5	28
Disposals	(1)	(1)	(3)	(84)	(42)	(131)
Business disposals	-	-	-	(1)	-	(1)
Transfer between categories	(3)	1	49	(75)	28	-
At 30 September 2004	493	61	391	1,447	770	3,162
Depreciation						
At 1 October 2003	85	4	54	763	338	1,244
Currency adjustment	(4)	-	(1)	(28)	(9)	(42)
Charge for the year	12	2	14	159	71	258
Disposals	(1)	-	(3)	(75)	(24)	(103)
Transfer between categories	3	1	5	(23)	14	-
At 30 September 2004	95	7	69	796	390	1,357
Net book amount						
At 30 September 2004	398	54	322	651	380	1,805
At 30 September 2003	401	54	273	683	323	1,734

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £9 million (2003: £11 million), plant and machinery £34 million (2003: £38 million) and fixtures and fittings £3 million (2003: £4 million).

9. Investments held as fixed assets

	Investment in associated undertakings £m
Cost	
At 1 October 2003	73
Additions	7
Disposals	(47)
Share of retained profits less losses	1
Dividends received	(4)
Currency adjustments/other movements	-
At 30 September 2004	30

During the year the Group disposed of its remaining 12.7% of Yoshinoya D&C.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

10. Debtors

	2004 £m	2003 £m
Amounts falling due within one year		
Trade debtors	**1,186**	1,112
Amounts owed by associated undertakings	**1**	4
Overseas tax recoverable	**12**	15
Other debtors	**153**	184
Prepayments and accrued income	**216**	215
	1,568	1,530
Amounts falling due after more than one year		
Other debtors	**189**	177
Overseas tax recoverable	**3**	-
Deferred tax	**95**	132
	287	309

	2004 £m	2003 £m
Deferred tax analysis		
UK capital allowances in excess of depreciation	**(10)**	(8)
UK short term timing differences	**72**	100
Overseas deferred tax	**(37)**	(26)
Discount on timing differences	**70**	66
	95	132

Deferred tax does not include any potential tax liabilities which might arise in the event of the distribution of unappropriated profits or reserves of overseas subsidiary companies as there is no current intention to distribute such profits or reserves.

Deferred tax assets of £73 million (2003: £147 million) have not been recognised as the timing of recovery is uncertain.

The movements on deferred tax are as follows:	£m
At 1 October 2003	**132**
Arising from acquisitions	**2**
Charged to profit and loss account	**(17)**
Other movements	**(22)**
At 30 September 2004	**95**

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

11. Creditors – amounts falling due within one year

	2004 £m	2003 £m
Bonds	-	94
Loan notes	19	12
Bank loans	66	5
Bank overdrafts	14	98
Obligations under finance leases	16	19
Trade creditors	926	1,060
Amounts owed to associated undertakings	2	4
Corporation tax payable	211	146
Overseas tax	142	188
Other tax and social security costs	203	208
Other creditors	264	241
Deferred consideration	14	25
Accruals and deferred income	861	810
Proposed dividend	134	183
	2,872	3,093

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

12. Creditors – amounts falling due after more than one year

	2004 £m	2003 £m
Bonds	**1,348**	1,102
Loan notes	**550**	591
Bank loans	**588**	643
Obligations under finance leases	**38**	47
Other creditors	**44**	55
Deferred consideration	**27**	19
Accruals and deferred income	**70**	-
	2,665	2,457

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Euro Eurobond with nominal value €750 million redeemable in 2009 and bearing interest at 6.0% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £325 million redeemable in 2012 and bearing interest at 6.375% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7.0% per annum.

The bond redeemable in 2014 is recorded at its fair value to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$991 million (£548 million) at interest rates between 5.11% and 7.955%. US$654 million (£361million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2004 is as follows:

	2004				2003			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
In more than one year but not more than two years	**75**	**5**	**79**	**159**	30	45	70	145
In more than two years but not more than five years	**627**	**574**	**82**	**1,283**	130	598	36	764
In more than five years	**1,196**	**9**	**18**	**1,223**	1,533	-	15	1,548
	1,898	**588**	**179**	**2,665**	1,693	643	121	2,457
In one year or less, or on demand	**19**	**80**	**30**	**129**	106	103	44	253
	1,917	**668**	**209**	**2,794**	1,799	746	165	2,710

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

12. Creditors - amounts falling due after more than one year (continued)

	2004 £m	2003 £m
Bank loans:		
Repayable by instalments in more than five years	9	-
Repayable by instalments within five years	23	-
Less: amounts falling due within one year	(5)	-
Amounts repayable by instalments falling due after more than one year	27	-
Repayable otherwise than by instalments within five years	622	648
Less: amounts falling due within one year	(61)	(5)
Amounts repayable otherwise than by instalments falling due after more than one year	561	643

13. Provisions for liabilities and charges

	Pensions and other post employment benefits £m	Insurance £m	Onerous contracts £m	Legal and other claims £m	Environmental £m	Total £m
At 1 October 2003	247	32	48	91	11	429
Arising from acquisitions	2	-	3	-	-	5
Expenditure in the year	(16)	(5)	(14)	(38)	-	(73)
Charged to profit and loss account	21	7	-	6	-	34
Credited to profit and loss account	-	-	-	(5)	-	(5)
Reclassified	5	4	(5)	-	-	4
Currency adjustment	(6)	-	(1)	(2)	-	(9)
At 30 September 2004	253	38	31	52	11	385

Pensions and other post-employment benefits and insurance relate to the costs of self-funded pension schemes or statutory retirement benefits and self-funded insurance schemes respectively and are essentially long-term in nature. Onerous contracts represent the liabilities in respect of short and long term leases on non-utilised properties and other contracts lasting under five years. Legal and other claims relate principally to provisions for the cost of litigation and other claims. The timing of the settlement of these claims is uncertain. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment. The amount credited to the profit and loss account arises wholly within the UK.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

14. Reserves

	Share premium account	Capital redemption reserve	Merger reserve	Consolidated profit and loss account: Before goodwill written off	Consolidated profit and loss account: Goodwill written off	Consolidated profit and loss account: Total
	£m	£m	£m	£m	£m	£m
At 1 October 2003	84	7	4,170	233	(2,132)	(1,899)
Foreign exchange reserve movements	-	-	-	(17)	-	(17)
Premium on ordinary shares issued, net of expenses	9	-	-	-	-	-
Repurchase and cancellation of shares	-	2	-	(69)	-	(69)
Retained loss for the year	-	-	-	(20)	-	(20)
At 30 September 2004	93	9	4,170	127	(2,132)	(2,005)

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss reserve on consolidation.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

15. Acquisitions

Businesses acquired during the year are shown below.

	Consideration and costs £m	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value of assets acquired £m	Goodwill £m
Creative Host	19	4	-	-	4	15
Olland	20	4	(1)	-	3	17
Mitropa	27	12	(3)	-	9	18
Convenco	11	4	(3)	-	1	10
Others	106	12	(6)	(1)	5	101
Total acquisitions in the year	183	36	(13)	(1)	22	161
Adjustments to prior periods:						
Deferred consideration payable	5	-	-	-	-	5
Adjustments to net assets acquired	-	-	4	-	4	(4)
	5	-	4	-	4	1
	188	36	(9)	(1)	26	162

	Net assets acquired £m	Fair value adjustments £m	Accounting policy realignment £m	Fair value to the Group £m
Intangible fixed assets	5	(4)	(1)	-
Tangible fixed assets	30	(2)	-	28
Fixed asset investments	9	-	(2)	7
Stocks	5	(1)	-	4
Debtors	23	-	2	25
Cash	21	-	-	21
Loans and overdrafts	(9)	2	-	(7)
Leases	(2)	(1)	-	(3)
Creditors	(45)	(11)	-	(56)
Provisions	(2)	(3)	-	(5)
Tax	(2)	8	-	6
Minority interests	3	3	-	6
	36	(9)	(1)	26

All acquisitions were accounted for under the acquisitions method of accounting.

Fair value adjustments principally relate to asset valuation adjustments, recognising pension commitments and other liabilities not previously recorded.

Adjustments made to the fair value of assets of businesses acquired in 2004 are provisional owing to the short period of ownership.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2003.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

16. Pensions

The assets and liabilities of the major schemes operated by the Group and the effect that adoption of FRS 17 would have had on the Group's profit and loss reserves are shown below:

	UK schemes		US schemes		Other schemes		Total schemes	
30 September 2004	Long Term expected rate of return	£m	Long Term expected rate of return	£m	Long Term expected rate of return	£m	Long Term expected rate of return	£m
Equities	8.0%	399	8.0%	43	6.7%	38	7.9%	480
Bonds	5.0%	272	5.7%	16	3.9%	46	4.9%	334
Other assets	4.8%	1	2.2%	1	3.2%	34	3.2%	36
Market value		672		60		118		850
Liabilities		(952)		(143)		(181)		(1,276)
Deficit		(280)		(83)		(63)		(426)
Deferred tax asset		84		29		22		135
Net FRS 17 liability		(196)		(54)		(41)		(291)

Net FRS 17 liability	(291)
Reverse existing provisions/assets net of deferred tax	184
Reverse existing SSAP 24 prepayment for Group pension schemes	(24)
Net adjustment which would result from the adoption of FRS 17	(131)
Profit and loss reserve as reported	(2,005)
Profit and loss reserve on a FRS 17 basis	(2,136)

The FRS 17 liability has increased during the year ended 30 September 2004 as set out below:

	£m
As at 1 October 2003	(366)
Acquisitions	(4)
Current service costs	(34)
Curtailment credit	6
Contributions paid	53
Past service costs	(6)
Other financial costs	(19)
Actuarial losses	(64)
Exchange rate gains	8
As at 30 September 2004	(426)

NOTES TO THE FINANCIAL STATEMENTS (continued)
For the year ended 30 September 2004

17. Exchange rates

Exchange rates for major currencies used during the period were:

	2004 Translation Rate	2003 Translation Rate	**2004 Closing Rate**	2003 Closing Rate
Australian Dollar	**2.47**	2.63	**2.50**	2.45
Canadian Dollar	**2.37**	2.35	**2.29**	2.24
Danish Krone	**10.94**	11.01	**10.84**	10.59
Euro	**1.47**	1.48	**1.46**	1.43
Japanese Yen	**194.98**	191.06	**199.44**	185.60
Norwegian Krone	**12.32**	11.48	**12.18**	11.72
Swedish Krona	**13.43**	13.55	**13.17**	12.85
Swiss Franc	**2.28**	2.22	**2.26**	2.19
US Dollar	**1.79**	1.60	**1.81**	1.66

APPENDIX 1

International Financial Reporting Standards

Following the European Union's adoption of Regulation (EC) No 1606/2002, all publicly listed companies in the EU will be required to adopt International Financial Reporting Standards ("IFRS") including revised International Accounting Standards ("IAS"), in issue at 31 March 2004, for their financial statements from 2005. Consequently the Group will be implementing IFRS from 1 October 2005.

The first financial information to be reported by the Group in accordance with IFRS will be for the six months ending 31 March 2006 but the requirement to present comparative information means that a balance sheet as at 30 September 2004 and primary statements for the six months to 31 March 2005 and the year to 30 September 2005, prepared in accordance with IFRS, will also be required. The Group will continue to report its consolidated financial statements in accordance with UK GAAP for the year to 30 September 2005.

Compass has established a project steering committee to co-ordinate the transition to IFRS and a dedicated project team has been established to study the effects on the Group's accounts of adopting IFRS. The team has been following a three-phase transition plan: preliminary assessment, detailed impact study and implementation. It provides the project steering committee and the audit committee with regular updates of its progress and also works closely with the divisional teams through a network of key contacts.

The Group is continuing to perform a detailed assessment of the impact of IFRS on its accounting policies and published financial statements.

The following areas that could impact Compass Group's financial statements have been identified. This summary is not intended to be a complete list of areas. Further differences may arise as a result of the Group's continued detailed assessment and interpretations of IFRS and any pronouncements issued by the International Accounting Standards Board ("IASB"). In addition, the Group may elect to adopt early any further accounting standards issued by the IASB before the publication of its first consolidated IFRS financial statements.

Financial instruments - The Group's policy is to match its principal projected cash flows by currency to actual or effective borrowings in the same currency. Where necessary it uses cross currency swaps and forward foreign exchange contracts to achieve this. The Group also uses interest rate swaps to achieve its policy that at least 80% of projected debt is fixed for the first year, reducing to 60% fixed for the second year and 40% fixed for the third year.

Under IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39"), all derivative instruments are measured at fair value. The Group will be required to designate its foreign currency borrowings and derivative contracts as hedges of specific assets, liabilities, income and/or expenses. Due to the non-IFRS compliant nature of certain historic instruments still in place, the Group may not be able to designate all of its existing foreign currency borrowings and derivative contracts as hedges in accordance with IAS 39.

Where the Group is able to designate its foreign currency borrowings and derivative contracts as hedges, the effectiveness of each hedge will be tested against stringent defined criteria. If the hedges are effective, hedge accounting treatment will be achieved and the change in value of the effective portion of the hedges recognised as a movement in reserves. All other changes in value of foreign currency borrowings and derivative contracts will be recognised in the income statement for the period.

Under the IFRS transition rules, IAS 39 and IAS 32 Financial Instruments: Disclosure and Presentation ("IAS 32") will apply to the accounting period beginning on 1 October 2005 with no requirement for comparative information in the period to 30 September 2005. However, the Group intends to apply the requirements of IAS 32 and IAS 39 to the comparative period, although hedge accounting treatment will not be available for all material foreign currency borrowings and derivative contracts for 2005.

From 1 October 2005, the Group will aim to achieve hedge accounting treatment for all material foreign currency borrowings and, wherever possible, for its interest rate hedges.

Goodwill - Under UK GAAP, the Group's policy is to capitalise goodwill in respect of businesses acquired and amortise it on a straight-line basis over its estimated useful economic life, which has been assessed as 20 years for all acquisitions to date.

On transition to IFRS, IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") requires the Group to review the carrying value of capitalised goodwill at 30 September 2004 for potential impairment. In accordance with IFRS 3 Business Combinations, no amortisation of goodwill will be charged in the Group's consolidated IFRS income statement from 1 October 2004. Instead, annual reviews of the goodwill will be performed to test for potential impairment.

Share-based payments - Under UK GAAP, the cost of share options is based on the intrinsic value of the option at the date of grant such that options granted to employees at market price or under Inland Revenue approved SAYE or equivalent overseas schemes do not generate an expense. Under IFRS 2 Share-based Payment, the Group is required to measure the cost of all share options granted since 7 November 2002 using option pricing models. As a result of the above, and in respect of other share-based payments, an additional non-cash expense will be recognised in the consolidated IFRS income statement.

Post-employment benefit schemes - Under UK GAAP, the Group currently accounts for defined benefit pension schemes in accordance with SSAP 24 Accounting for Pension Costs ("SSAP 24"). The Group also reports in note 16 to the attached financial information the transitional disclosures required in accordance with FRS 17 Retirement Benefits ("FRS 17"), including the adjustment from the figures reported under SSAP 24 which would be required if FRS 17 was adopted in the financial statements.

The methodology and assumptions used to calculate the value of pension assets and liabilities under FRS 17 are substantially consistent with the requirements of IAS 19 Employee Benefits ("IAS 19"). One area of difference that may impact the adjustment from FRS 17 to IAS 19 relates to the valuation of pension fund assets. Under FRS 17, equities are valued using mid-market prices at valuation date whereas IAS 19 requires the use of bid prices.

Proposed dividends - Under SSAP 17 Accounting for Post Balance Sheet Events, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate. Under IAS 10 Events after the Balance Sheet Date, dividends are recognised in the accounting period in which they are declared. Accordingly, the Group will not recognise the accrual for its 2004 final dividend in its 2004 IFRS balance sheet and will report it in the consolidated IFRS statement of changes in equity for the period ending 30 September 2005.

Subsidiary companies - Under UK GAAP, an undertaking is treated as a subsidiary for accounting purposes in circumstances where the parent has the ability to direct the operating and financial policies of that entity with a view to gaining economic benefits from its activities. IAS 27 Consolidated and Separate Financial Statements ("IAS 27") defines a subsidiary on the basis of the legal form of arrangements determining control over its financial and operating policies. Accordingly, the Group is considering whether its interests in certain companies will continue to qualify as subsidiaries under IAS 27.

Deferred tax - Under IAS 12 Income Taxes ("IAS 12"), certain temporary timing differences, for example in respect of rollover relief and revaluation gains that previously were not recognised under UK GAAP, will be recognised. In addition, the discounting of deferred tax balances, permitted under UK GAAP by FRS 19 Deferred Tax and adopted by the Group, is not allowed by IAS 12. IAS 12 does however permit the recognition in the income statement of tax relief on goodwill arising on acquisitions that was written off to profit and loss reserve under UK GAAP prior to 1 October 1998. Accordingly, under IFRS, the Group expects to maintain in the income statement the tax benefit of goodwill amortisation in line with amounts currently recognised as discounting under UK GAAP.

Leases - The Group occupies a number of leased properties. IAS 17 Leases ("IAS 17") states that the land and buildings elements of a lease of land and buildings should be considered separately for the purposes of lease classification. The Group is assessing whether the buildings element of certain property leases, currently treated as operating leases under UK GAAP, should be capitalised as finance leases in accordance with the requirements of IAS 17.

APPENDIX 2

NOTES

1. New contract gains and renewals announced today and previously released in 2004. Please note that contract gains/renewals announced today are indicated with an '*'.

UK

Business & Industry

- * **Alliance & Leicester** awarded Eurest a new five-year contract with annual turnover of £0.8 million.
- * **GE Healthcare** renewed and expanded its contract with Baxter & Platts for a further three years with annual turnover of £1.1 million.
- * **Westland Helicopters**, part of AugustaWestland, renewed its contract with Eurest for a further five years with annual turnover of £1.5 million.
- **Bristol Zoo Gardens' Clifton Pavilion** awarded Milburns (Restaurant Associates) a new three-year contract with annual turnover of £0.4 million.
- **Land Securities Trillium,** property outsourcing provider to the Department for Work and Pensions, renewed its contract with Eurest for a further fourteen years with annual turnover of £12 million.
- **London Stock Exchange** renewed its contract with Restaurant Associates for a further three years with annual turnover of £1 million.
- **Microsoft** renewed its contract with Baxter and Platts for a further three years with annual turnover of £2.7 million.
- **National Grid Transco** awarded Eurest a new three-year contract with annual turnover of £3 million.
- **Norwich Cathedral** awarded Milburns (Restaurant Associates) a new three-year contract with annual turnover of £0.5 million.
- **Perkins Engines**, a subsidiary of Caterpillar, awarded Eurest a new five-year contract with annual turnover of £0.9 million.
- **The Royal Mail** renewed its contract with Quadrant Catering for a further five years with annual turnover of £75 million.

Healthcare

- **East Kent Hospitals NHS Trust** renewed its contract with Medirest for a further seven years with annual turnover of £14 million.
- **Nottinghamshire Healthcare NHS Trust** extended its contract with Medirest for a further three years with annual turnover of £3 million.
- **South West Yorkshire Mental Health NHS Trust** awarded Medirest a new five-year contract with annual turnover of £0.6 million.

Education

- * **De Montford University** awarded Scolarest a new ten-year contract with annual turnover of £1.8 million.
- * **Nottingham University** renewed its contract with Scolarest for a further five years with annual turnover of £1.0 million.
- **Derby College** renewed its contract with Scolarest for a further five years with annual turnover of £1.2 million.

- **Old Swinford Hospital School** in Stourbridge awarded Scolarest a new three-year contract with annual turnover of £0.6 million to provide catering and hospitality services.

Retail & Travel

- **Eurostar** extended its contract with Momentum, a Compass / Cremonini SpA joint venture, for a further two years with annual turnover of £27 million.
- **First Great Western** awarded Rail Gourmet UK a new contract to provide a full rail catering logistics service, which commenced 27 March 2004, with annual turnover of £6 million. The contract will run to the end of First Great Western's current franchise in March 2006.

Sports & Leisure

- * **Galpharm Stadium**, Huddersfield, awarded Letheby & Christopher, part of All Leisure, a new five-year contract with annual turnover of £1.4 million.
- * **ICC Champions Trophy 2004** awarded Peter Parfitt Leisure, part of All Leisure, the contract to provide all corporate hospitality sales at the event worth total turnover of £1.0 million.
- * **National Railway Museum** renewed its contract with Milburns for a further ten years with annual turnover of £2.0 million.
- * The **Royal Academy of Arts** renewed its contract with Milburns for a further seven years, with annual turnover of £2.1 million.
- * The **Royal & Ancient Golf Club of St. Andrews - Open Golf Championships** renewed its contract with All Leisure for a further five years with annual turnover of £3.5 million.
- **Arena Coventry** awarded FMC (All Leisure) a new ten-year contract with annual turnover of £6 million.
- **Henley Royal Regatta** renewed and expanded its contract with All Leisure for a further five years with annual turnover of £2 million.
- **London Zoo** awarded All Leisure a new three-year retail catering contract with annual turnover of £2 million. This is in addition to the three-year extension of All Leisure's existing contract at the Zoo, with annual turnover of £1.3 million, to provide event catering and hospitality services.
- **Royal Horticultural Halls and Conference Centre** awarded All Leisure a new seven-year contract with annual turnover of £0.7 million.

Vending

- **Centrica** awarded Selecta, in conjunction with Eurest, a new five-year contract with annual turnover of £1.4 million for vending alone.

Defence, Offshore & Remote Site

- * **Derbyshire Police Authority** renewed its contract with Eurest Criminal Justice for a further four years with annual turnover of £0.8 million.
- * ESS Support Services Worldwide (Aberdeen) secured over £100 million total turnover in new and retained contracts for the year, with clients including **Total E&P, Odfjell Drilling, ENI UK Ltd and Prosafe.**

- ESS Support Services Worldwide (Aberdeen) was awarded a number of new contracts, including: a new seven-year contract with **Britannia Operator Limited**, a joint venture between ChevronTexaco and ConocoPhilips; a new contract with **Technip** for up to five years; and extended its existing offshore contract with **Maersk** for a further five years, as well as expanding the contract for additional services. The aggregated annual turnover of these contracts is £7.5 million.

NORTH AMERICA

Business & Industry

- * **Bank of America** awarded Compass Group a new three-year contract with annual turnover of £21.8 million.
- * **Hyundai** awarded Eurest a new five-year contract with annual turnover of £0.8 million.
- * **Symantec Corporation** awarded Bon Appétit two new five-year contracts with combined annual turnover of £0.8 million.
- * **USI Services Conference Center Service** awarded Flik Conference Center a new five-year contract with annual turnover of £0.5 million.
- **Avon Products** awarded Flik International Inc. a new three-year contract with annual turnover of £0.7 million.
- **Becton, Dickinson and Company** awarded Flik a new three-year contract with annual turnover of £1 million.
- **Grey Global** awarded Restaurant Associates a new five-year contract with annual turnover of £0.8 million.
- **LA Museum of Natural History** awarded Wolfgang Puck Restaurants a new five-year contract with annual turnover of £1.5 million.
- New York's **Strathmore** museum awarded Restaurant Associates a new contract for ten years with annual turnover of £3 million.

Healthcare

- * **California Development Centers** awarded Crothall a new three-year contract with annual turnover of £4.8 million.
- * **Medical Center of Central Georgia** (GA) awarded Morrison Management Specialists a new six-year contract with annual turnover £3.4 million.
- * **St. Francis Hospital** (SC) awarded Morrison Management Specialists a new five-year contract with annual turnover of £1.7 million.
- * **United Methodist Senior Services** (MI) awarded Morrison Management Specialists a new eight-year contract with annual turnover of £0.9 million.
- **Jackson County Hospital Authority** awarded Morrison Healthcare Food Services a new three-year contract with annual turnover of £0.8 million.
- **Jewish Hospital Medical Center** awarded Morrison Management Specialists a new five-year contract with annual turnover of £1.5 million.
- **Johnson City Medical Center** awarded Morrison Healthcare Food Services a new five-year contract with annual turnover of £2.7 million.
- **St. Michael's Hospital**, Toronto, awarded Crothall Services Canada a new five-year contract with annual turnover of £0.6 million.

Education
- * **Case Western Reserve University** awarded Bon Appétit a new ten-year contract with annual turnover of £4.9 million
- * **Northern Kentucky University** awarded Chartwell's Higher Education Division a new twelve-year contract with annual turnover of £2.6 million.
- * **Spotsylvania County Schools** (VA) renewed its contract with Chartwell's School Division for a further year with annual turnover of £2.4 million.
- **Newark Public Schools** (NJ) awarded Chartwell's School Division a new contract for up to five years with annual turnover of £5 million.
- **Richmond Public Schools** (VA) awarded Chartwell's School Division a new contract for up to five years with annual turnover of £3 million.

Retail & Travel
- * **Minneapolis St. Paul Airport** awarded Creative Host a new eight-year contract with annual turnover of £4.0 million.

Sports & Leisure
- **2005 US Open Golf Championship** awarded Restaurant Associates a new one-year contract with turnover of £2.7 million.
- * **Seattle Art Museum** awarded Bon Appétit a new ten-year contract with annual turnover of £2.7 million.
- **AEG** awarded Levy Restaurants and Wolfgang Puck Catering & Events a new ten-year contract to provide fine dining and catering at all AEG sports and entertainment properties worldwide.

Vending
- **ThyssenKrupp Waupaca** awarded Canteen a new five-year contract with annual turnover of £0.6 million.

Defence, Offshore & Remote Site
- * **Diamond Offshore,** Gulf of Mexico, expanded its contract with ESS Support Services Worldwide, generating additional annual turnover of £3.8 million.

CONTINENTAL EUROPE AND REST OF THE WORLD

Business & Industry
- * **France – Commissariat à l'Energie Atomique (CEA)** awarded Eurest a new five-year contract with annual turnover of £1.3 million.
- * **France – GIAT Industries** awarded Eurest a new three-year contract with annual turnover of £0.8 million.
- * **France – Michelin** renewed its contact with Eurest for a further five years with annual turnover of £4.3 million.
- * **France – Sony France** renewed its contact with Eurest for a further four years with annual turnover of £0.8 million.
- * **Germany – Dresdner Kleinwort Wasserstein Estrella** awarded Eurest a new three and a half year contract with annual turnover of £1.4 million.
- * **Germany – Gillette** renewed its contract with Eurest for a further three years with annual turnover of £3.5 million.
- * **Germany – R+V Versicherung** renewed its contract with Eurest for a further year with annual turnover of £1.2 million.

- * **Italy - Deutsche Bank** awarded Eurest, in conjunction with Selecta, a new three-year contract with an annual turnover of £0.7 million.
- * **Norway – Norwegian Parliament Complex** awarded Eurest a new five-year contract with annual turnover of £1.7 million.
- * **Australia – Telstra** awarded Eurest a new two-year contract with annual turnover of £1.7 million.
- * **China – Wuxi Alps Electronics Co., Ltd.** awarded Eurest a new three-year contract with annual turnover of £0.6 million.
- * **China – Tianjin Alps Electronics Co., Ltd.** awarded Eurest a new one-year contract with annual turnover of £0.5 million.
- * **Hong Kong – ASAT Holding Inc** awarded Eurest a new three-year contract with annual turnover of £0.5 million.
- * **Japan – IBM Japan** awarded Seiyo Food Systems a new ten-year contract with annual turnover of £1.1 million as part of the multi-national, single preferred supplier agreement with Compass Group.
- **France – Areva** awarded Eurest a new five-year contract with annual turnover of £2.4 million.
- **France – Les Chantiers de l'Atlantique** awarded Eurest a new five-year contract with annual turnover of £3 million.
- **France – Sanofi** awarded Eurest a new five-year contract with annual turnover of £1 million.
- **Italy – Danieli Mechanical Industry** awarded Onama a new two-year contract with annual turnover of £0.7 million.
- **Portugal – Ministério Das Finanças** awarded Eurest a one-year contract with annual turnover of £1.3 million.
- **Sweden – Kraft Foods** awarded Eurest a new three-year contract with annual turnover of £0.5 million for staff feeding services.
- **Sweden – Saabtech** awarded Eurest a new three-year contract with annual turnover of £0.9 million.
- **Australia – Asian Pacific Building Corporation** awarded Eurest a three-year contract with annual turnover of £0.5 million.
- **Hong Kong – ASAT Holding Ltd.** awarded Eurest a new three-year contract with annual turnover of £0.5 million.
- **Japan – Nissan Motor Co., Ltd.** awarded Seiyo Food Systems a new one-year contract with annual turnover of £1.4 million. Caffè Ritazza will be introduced into the corporate restaurant, the first in Japan.
- **Japan – Nippon Telegraph and Telephone East Corp.** awarded Seiyo Food Systems a new one-year contract with annual turnover of £0.6 million.
- **Japan – Sony EMCS Co.** awarded Seiyo Food Systems a new contract with annual turnover of £1.9 million.
- **Royal Philips Electronics** extended its Global Foodservice Agreement with Compass Group for a further 10 years.

Healthcare

- * **France – A.S.M. Limoux** awarded Medirest a new 3-year contract with an annual turnover of £1.3 million.
- * **France – Clinique du Millénaire** awarded Medirest a new contract with an annual turnover of £1.4 million.
- * **France – Centre Cardio-Thoracique Monaco** awarded Medirest a new contract with an annual turnover of £0.5 million.

- * **France – Medica France** renewed and extended its contract with Medirest with an annual turnover of £8.3 million.
- * **Hungary – Country Hospital Miskolc** awarded Eurest a new ten-year contract with annual turnover of £1.3 million.
- * **Italy - Hospital S. Carlo** awarded Onama a new fifteen-year contract with annual turnover £1.0 million.
- * **Australia – Royal Prince Alfred Hospital** awarded Eurest a new contract with annual turnover of £0.5 million.
- * **Japan – Shinko Care Life** awarded Seiyo Food Systems a new one-year contract with annual turnover of £0.8 million.
- * **Japan - Yuki Hospital (Ibaraki)** awarded Seiyo Food Systems a new contract with annual turnover £0.5 million.
- * **New Zealand – Canterbury District Health Board** awarded Eurest a new five-year contract with annual turnover of £4.5 million.
- **France – Groupe Le Tonkin-Mérieux** awarded Medirest a new contract with annual turnover of £1.4 million.
- **France – AREPA** awarded Medirest a new three-year contract with annual turnover of £1.9 million.
- **France** – the **Public Hospital System of Marseille (APHM)** awarded Medirest a new contract for three years with annual turnover of £6 million.
- **Germany – Märkische Kliniken**, Leudenscheid, awarded CCS Clinic Catering Service a contract with annual turnover of £1 million.
- **Germany – HELIOS Kliniken,** Wuppertal, awarded CCS Clinic Catering Service a new contract with annual turnover of £1.5 million.
- **Norway – Cato Center** renewed its contract with Medirest for a further five years with annual turnover £0.7 million.
- **Spain – Parc Sanitari Pere Virgili** awarded Medirest a new ten-year contract with annual turnover of £0.6 million to provide patient and staff feeding as well as vending.

Education

- * **France - Groupe scolaire Saint-Nicolas à Issy les Moulineaux** awarded Scolarest a new year contract with annual turnover of £0.7 million.
- * **France – Ville d'Athis Mons** awarded Scolarest a new 3-year contract with an annual turnover of £0.6 million.
- * **France – Ville de la Teste de Buch** awarded Scolarest a new 3-year contract with an annual turnover of £0.6 million.
- * **Norway – Avantor**, for BI Norwegian School of Management New Oslo Campus, awarded Eurest a ten-year contract with an annual turnover of £3.5 million.
- * **Portugal – Direcção Regional de Educação de Lisboa** renewed its contract with Scolarest for a further year with annual turnover of £7.2 million. In addition, Scolarest was awarded a second new one-year contract with annual turnover of £1.6 million.
- * **Sweden – Linköping University** awarded Eurest a new three-year contract with annual turnover of £1 million.
- * **Hong Kong – Island School** awarded Chartwell a new five-year contract with annual turnover of £0.3 million.
- **Australia – University of Wollongong** renewed its contract with Eurest for a further ten years with annual turnover of £0.7 million.

- **Japan – Taiyo-kai (Social Welfare Corporation)** awarded Seiyo Food Systems a new one-year contract with annual turnover of £1 million.

Retail & Travel

- * **Belgium - SNCB/NMBS** awarded Rail Gourmet a new four-year contract with annual turnover £4 million. At the end of the initial period of four years, the contract is renewable for a further four years.
- * **Norway - Oslo Gardermoen Airport** renewed its contract with Select Service Partner for a further seven years with annual turnover £27 million.
- **Denmark – DSB** (Danish railways operator) awarded SSP (Denmark) a new ten-year contract with annual turnover of £5 million.
- **France – SNCF** awarded Rail Gourmet a new four-year contract with annual turnover of £3.5 million.
- **Netherlands – Transavia** awarded ILC and Eurest Inflight Services a new five-year contract with annual turnover of £2.4 million.
- **Norway – Avinor AS** awarded SSP a new five-year contract with annual turnover of £1 million for the operation of food and beverage facilities at Tromso Airport.
- **Turkey – Turkish State Railways** (TCDD) awarded Rail Gourmet Sofra and its joint venture partner SFTA Group a new four-year contract with annual turnover of £2 million.
- **Brazil** – Select Service Partner has been awarded a new contract with annual turnover of £2 million to operate 18 locations in São Paulo's metro stations.
- **China – Shanghai Railway Administration** entered into a fifteen-year joint venture contract with Rail Gourmet, creating the new company Shanghai Rail Gourmet Company Limited.
- **Singapore – Civil Aviation Authority of Singapore** awarded SSP a new three-year contract with annual turnover of £0.4 million, introducing the first Caffè Ritazza at Singapore Changi Airport.

Sports & Leisure

- * **Austria – Olympia Sport & Veranstaltungszentrum Innsbruck** awarded Eurest a new five-year contract with annual turnover of £0.8 million.
- * **Italy - La Scala**, Milan, awarded Onama a new five-year contract with annual turnover £2.1 million.
- * **Netherlands – Keukenhof Flower Exhibition** extended its contract with Eurest Horeca for a further six years with annual turnover of £2.9 million.
- * **Australia - Sydney Town Hall** awarded Restaurant Associates a new ten-year contract with annual turnover of £1.3 million.
- * **Australia - Adelaide Festival Centre** awarded Restaurant Associates a new ten-year contract with annual turnover of £1.3 million.
- **Japan – Kurogi Town's** Greenpia Yame leisure and resort awarded Seiyo Food Systems Kyushu a new ten-year contract with annual turnover of £4 million.
- **Japan – Takaki Town's** Ikoi-no-mura Nagasaki resort awarded Seiyo Food Systems Kyushu a new five-year contract with annual turnover of £2.5 million.
- **Japan – Kasadojima Heights** guesthouse awarded Seiyo Foods Systems Kyushu a new five-year contract with annual turnover of £1.6 million.

Vending

- * **Germany - Total Fina Elf** renewed its contract with Selecta for a further five year with annual turnover £0.7 million

- * **Switzerland – Unique** (Zurich airport) awarded Selecta a new five-year contract with annual turnover of £0.7 million.
- **France – Club Med Gym** awarded Selecta a new five-year contract with annual turnover of £0.3 million.
- **Spain** – **Madrid Metro** renewed its contract with Selecta for a further year with annual turnover of £0.3 million.
- **Spain** – **RENFE** (Spanish national rail operator) awarded Selecta a new three-year contract with annual turnover of £0.3 million.

Defence, Offshore & Remote Site

- * **Iceland – Bechtel International's Team Village Operations** awarded ESS Onshore Norge a new three-year contract with total turnover of £13.7 million.
- * **Australia – Hamersley Iron** awarded ESS Support Services a new two-year contract with annual turnover of £1.9 million.
- * **Australia – Bechtel** awarded ESS Support Services a new three-year contract with annual turnover of £1.9 million.
- * **Australia – BHP Billiton** awarded ESS Support Services a new contract with annual turnover of £3.6 million.
- * **Lao People's Democratic Republic – VTS Agro Forestry** awarded ESS Support Services Worldwide a new four-year contract with annual turnover of £7.5 million.
- **Norway** – **Statoil** renewed a three-year contract with annual turnover of £5 million for services provision on Snorre A & B platforms in the North Sea.
- **Scandinavia** – **ConocoPhillips Scandinavia AS** renewed its six-year contract with ESS Offshore AS with annual turnover of £12 million.
- **Nigeria** – **Chevron Nigeria Limited / Texaco Operating Company Nigeria** awarded ESS Support Services Worldwide a new five-year contract with annual turnover of £10 million.
- ESS Support Services Worldwide was awarded two contracts with the **United Nations**. These two contracts have a combined annual turnover of £14 million.
- **Italy** – **the Ministry of Defence** awarded Onama a new contract for three years with annual turnover of £7 million.
- **Turkey** – Four **Turkish military units** have awarded and renewed contracts with Eurest with a combined annual turnover of £7.6 million.
- **Chile – Antofagasta Minerals - Minera Los Pelambres** awarded ESS a new three-year contract with annual turnover of £2.3 million.
- **Chile – OHL Agencia en Chile-Obrascon, Huarte y Lain** awarded Compass Chile a new twenty-year contract with annual turnover of £3 million.
- **Chile** – **Vinci Construction Grand Projects** (VCGP) awarded Compass Group a twenty-year contract with annual turnover of over £6 million to provide services to the Administration of Corrections, Chile.



288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP029

Company Number: 4083914

Company Name in full: Compass Group PLC

	Day	Month	Year
Date of appointment	07	07	2004
†Date of Birth	14	04	1954

Appointment form

Notes on completion appear on reverse.

Appointment as director ☑ as secretary ☐

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Stephen Charles

Surname: Burrard-Lucas

Previous Forename(s): Previous Surname(s):

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

† Usual residential address: 50 The Rise

Post town: Sevenoaks Postcode: TN13 1RL

County / Region: Kent Country:

†Nationality: British †Business occupation: Company Director

†Other directorships (additional space overleaf): See attached list

I consent to act as ** director / ~~secretary~~ of the above named

Consent signature: [signature] **Date** 7/7/2004

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] **Date** 7/7/2004

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey, KT16
9BQ Tel
DX number DX exchange

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number 4083914

† Directors only.

†Other directorships

Lattice Group Holdings Limited

Lattice Group plc

National Grid (US) Holdings Limited

National Grid (US) Investments 4

National Grid (US) Partner 1 Limited

National Grid (US) Partner 2 Limited

National Grid Company PLC

National Grid Holdings Limited

National Grid Holdings One plc

National Grid International Limited

National Grid Transco plc

Transco Holdings plc

Transco plc

BG General Holdings Limited, resigned on 20/10/2000

BG Overseas Holdings Limited, resigned on 20/10/2000

BG Overseas Investments Limited, resigned on 20/10/2000

BG UK Holdings Limited, resigned on 20/10/2000

Gridcom (UK) Limited, resigned on 21/10/2002

NGT Telecom No.1 Limited, resigned on 01/11/2003

Stargas Nominees Limited, resigned on 23/10/2000

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.



363a

Please complete in typescript, or in bold black capitals.

CHFP029

Annual Return

Company Number 4083914

Company Name in full Compass Group PLC

Date of this return
The information in this return is made up to

Day Month Year
29/09/2004

Date of next return
If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year
29/09/2005

Registered Office
Show here the address **at the date of this return.**

Compass House
Guildford Street

*Any change of registered office **must** be notified on form 287.*

Post town: Chertsey
County / Region: Surrey
UK Postcode: KT16 9BQ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

5552 | 7415

If the code number cannot be determined, give a brief description of principal

Companies House receipt date barcode

Form April 2002

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars

The Registry, 34 Beckenham Road

Post town: Beckenham

County / Region: Kent — UK Postcode: B R 3 4 T U

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it is kept.

Post town:

County / Region: — UK Postcode:

Company type

Public limited company	✔	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a.

* Voluntary details

(Please photocopy this area to provide details of joint secretaries).

Name

* Style / Title: Mr

Forename(s: Ronald Martin

Surname: Morley

Address †

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address ☐

8 Pinewood Close

Post town: Iver Heath

County / Region: Buckinghamshire — UK Postcode: S L 0 0 Q T

Country: England

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 14/10/1948

Forename(s): Michael John

Surname: Bailey

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address** †: Cowley House

Guildford Street

Post town: Chertsey

County / Region: Surrey — UK Postcode: KT16 9BA

Country: England — **Nationality**: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 17/12/1940

Forename(s): Peter Hugh

Surname: Blackburn

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address** †: Watersmeet

12 Promenade Square

Post town: Harrogate

County / Region: North Yorkshire — UK Postcode: HG1 2PH

Country: England — **Nationality**: British

Business occupation: Company Director

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 14/04/1954

Forename(s): Stephen Charles

Surname: Burrard-Lucas

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address** †: 50 The Rise

Post town: Sevenoaks

County / Region: Kent

UK Postcode: TN13 1RL

Country:

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 02/02/1933

Forename(s): Denis Patrick

Surname: Cassidy

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address** †: 19 Ashburnham close

Post town: London

County / Region:

UK Postcode: N2 0NH

Country: England

Nationality: British

Business occupation: Company Director

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 19/07/1943

Forename(s): Peter Edward Blackburn

Surname: Cawdron

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address †**: The Old Bakery

Rectory Road

Post town: Great Haseley

County / Region: Oxfordshire

UK Postcode: OX44 7JG

Country: England

Nationality: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 09/08/1944

Forename(s): Alain Francois

Surname: Dupuis

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address †**: 13-3 Place Albert Leemans

Post town: Brussels

County / Region:

UK Postcode:

Country: Belgium

Nationality: Belgian

Business occupation: Company Director

Please list directors in alphabetical order.

Name * Style / Title: Mrs

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 1 4 / 0 5 / 1 9 5 0

Forename(s): Valerie Frances

Surname: Gooding

† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address**

☐ **Address** †: La Pineta

East Road

Post town: Weybridge

County / Region: Surrey UK Postcode: K T 1 3 0 L E

Country: England **Nationality**: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 2 2 / 0 4 / 1 9 5 1

Forename(s): Clive William Patrick

Surname: Grundy

† **Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address**

☐ **Address** †: Ashley House

Fairoak Lane

Post town: Oxshott

County / Region: Surrey UK Postcode: K T 2 2 0 T P

Country: England **Nationality**: British

Business occupation: Company Director

Please list directors in alphabetical order.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 1 0 / 1 0 / 1 9 4 4

Forename(s): Sven Alexander

Surname: Kado

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address †**: Pienzenauerstr 31a

Post town: 81679 Munich

County / Region:

UK Postcode:

Country: Germany

Nationality: German

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day / Month / Year): 2 7 / 1 2 / 1 9 5 6

Forename(s): Andrew Patrick

Surname: Lynch

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address †**: The Stables

Sandy Lane

Post town: Betchworth

County / Region: Surrey

UK Postcode: R H 3 7 A A

Country: England

Nationality: British

Business occupation: Company Director

Directors — Details of new directors must be notified on form 288a

Please list directors in alphabetical order.

Name * Style / Title: Sir

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 24/10/1944

Forename(s): Francis Henry

Surname: Mackay

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address** †: Rusthall House
Langton Road, Langton Green

Post town: Tunbridge Wells

County / Region: Kent UK Postcode: TN3 0BB

Country: England **Nationality**: British

Business occupation: Company Director

* Voluntary details.

Name * Style / Title: Mr

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

Date of Birth (Day Month Year): 16/07/1960

Forename(s): Andrew David

Surname: Martin

† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation, or Scottish firm, give the registered or principal office address

☐ **Address** †: 5 Dalkeith Road

Post town: Harpenden

County / Region: Hertfordshire UK Postcode: AL5 5PP

Country: England **Nationality**: British

Business occupation: Director

Issued share capital
Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e Number of shares issued multiplied by nominal value per share, or total amount of
Ordinary	2,155,345,032	£ 215,534,503.20
Totals	2,155,345,032	£ 215,534,503.20

List of past and present shareholders
(Use attached schedule where appropriate)
A full list is required if one was not included with either of the last two returns.

There were no changes in the period ☐

	on paper	in another format
A list of changes is enclosed	☐	☐
A full list of shareholders is enclosed	☐	☑

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 07/10/2004

† a director /secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes [ ] continuation sheets
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Andrew V Derham
Compass Group PLC, Compass House, Guildford Street, Chertsey, KT1 9BQ.
Tel
DX number
DX exchange



Global Corporate Manager

List of past and present shareholders
Schedule to form 363a

CHFP029

Company Number 4083914

Company Name in full Compass Group PLC

- Changes to shareholders particulars or details of the amount of stock or shares transferred must be completed each year
- You must provide a "full list" of all the company shareholders on:
  - The company's first annual return following incorporation;
  - Every third annual return after a full list has been provided
- List the company shareholders in alphabetical order or provide an inde›
- List joint shareholders consecutively

Shareholders' details	Class and number of shares or amount of stock held	Shares or amount of stock transferred *(if appropriate)* Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

COMPASS GROUP PLC

SCHEDULE OF SUBSIDIARY COMPANIES

Country of Incorporation	Name of the Company	% of ownership
Algeria	Eurest Algérie Spa	100
Argentina	Eurest Argentina SA	100
	Vend SA	100
	Compass Catering y Servicios Argentina SA	100
Australia	Compass Group (Australia) Pty Ltd	100
	Eurest (Australia) Pty Ltd	100
	Eurest (Australia) – Victoria Pty Ltd	100
	Season Hospitality Pty Ltd	50
	Compass (Australia) Catering & Services Pty Ltd	100
	Eurest (Australia) Catering & Services Management Pty Ltd	100
	Eurest (Australia) License Holdings Pty Ltd	100
	ESS Gumala Pty Ltd	60
	Eurest (Australia) Food Services Pty Ltd	100
	Eurest (Australia) Food Services - Management Pty Ltd	100
	Eurest (Australia) - Wollongong Pty Ltd	100
	Eurest (Australia) Food Services - NSW Pty Ltd	100
	Eurest (Australia) – Support Services Pty Ltd	100
	Cook Freeze Pty Ltd	100
	Teljag Pty Ltd	50
	Convention Centre Management Pty Ltd	40
	ESS Naad Pty Ltd	50
	ESS Centrecorp Pty Ltd	50
	Eurest Restaurationsbetriebs GmbH	100
Austria	Select Service Partner Gastronomiebetrieb GmbH	100
	Restorama GmbH (Wien)	100
	Selecta Betriebsverpflegungsgesellschaft mbH	100
Bangladesh	C.A.P.S. (Bangladesh) Limited	100
Belgium	F.L.R. Holding SA	100
	F.L.R. ONW SA	100
	F.L.R. ASW SA	100
	F.L.R. CBO SA	100
	Compass Group Belgilux SA	100
	Selecta SA	100
	Rail Gourmet Belgium NV	100
	Restobel NV	100
	Rail Gourmet Brussels South NV	100
	Railmasters NV	66.66
	Railrest SA	49
Bolivia	Compass Catering y Servicios Bolivia SA	100
Brazil	Compass Brazil Limitada	100
	GR S.A.	50
	SOCENCO Limitada	50

British Virgin Islands	Compass Group Holdings (BVI) Ltd College Investments Ltd	100 100
Cambodia	Select Service Partner (Cambodia) Ltd	49
Cameroon	Eurest Camp Logistics Cameroon SARL Eurest Cameroon SARL	100 100
Canada	Canteen of Canada Compass Group Canada Ltd Compass Group Canada (Beaver) Ltd Compass Group Canada (Health Services) Ltd Clearwater Catering Ltd First North Catering Ltd Great West Catering Ltd Groupe Compass (Quebec) Ltee Tamarack Catering Ltd Town Square Food Services Ltd Walfoods Ltd	100 100 100 100 50 50 100 100 100 100 100
Chile	Compass Catering y Servicios Chile Limitada Compass Investments SA Compass Group SA Compass Holding SA Compass Servicios SA Compass Catering SA Cadelsur SA Compass Group Chile SA Sabromeals SA Pessia Chile Ltda Atimer SA	100 100 100 100 100 100 100 100 100 100 100
China	Sanya Consolidated Zhenhai Services Ltd Shenzhen Consolidated Catering Services Co Ltd Shenzhen Eurest Support Services Co. Ltd Shanghai Creative Food Technologies Co. Ltd Shanghai Eurest Technology Food Services Co. Ltd	52 52 51 52 52
Colombia	Proveemos SA Inversiones Quipla y Cia Ltda Acser Asociados Ltda Quiroga Plazas y Cia Ltda Big Company Services SA	100 100 100 100 100
Congo	Eurest Services Congo SARL	100
Croatia	Eurest Catering d.o.o. Compass Group International d.o.o. Eurest Luxembourg d.o.o.	50 51 100
Cyprus	C.L.P. Catering Limited Eurest Support Services (Cyprus) International Limited Eurest (Cyprus) Limited Louis Catering Limited	60 100 100 70
Czech Republic	Eurest SPOL s.r.o. Eurest - Skolni Jidelni Spol. sr.o. Automaty Servis Selecta sr.o.	100 100 51
Denmark	Compass Group Denmark AS Eurest AS	100 100

Denmark (continued)	Eurest Foroyar AS	51
	Scandinavian Service Partner AS	100
	Central Kokkenet AS	100
	Klarago AS	100
	Select Service Partner AS	100
	Eatertainment AS	50
	Compass Group International Danmark AS	100
	Selecta AS	100
	RGN Danmark AS	50
Egypt	Compass Egypt and Catering Services	100
	Louis Catering Egypt SAE	67
	Quality Foods LLC	26
England & Wales	3 Gates Services Ltd	100
	ACMS Ltd	100
	Audrey (London) Ltd	100
	Audrey Investments Ltd	100
	Bateman Catering Ltd	100
	Bateman Healthcare Services Ltd	100
	Bateman Services Ltd	100
	Baxter & Platts Ltd	100
	Belleview Holdings Ltd	100
	Belleview Ltd	100
	Bromwich Catering Ltd	100
	Burger Express Ltd	100
	Capitol Catering Management Services Ltd	100
	Carlton Catering Partnership Ltd	100
	Castle Independent Ltd	100
	Cataforce Ltd	100
	Caterexchange Ltd	100
	Caterskill Group Ltd	100
	Caterskill Management Ltd	100
	CC Support Services Ltd	100
	Chalk Catering Ltd	100
	Chartwells Ltd	100
	Chestermark Ltd	100
	Circadia Ltd	100
	Cityline Catering Ltd	100
	Coldraw Services Ltd	100
	Compass Accounting Services Ltd	100
	Compass Catering Services Ltd	100
	Compass Cleaning Services Ltd	100
	Compass Contract Services (UK) Ltd	100
	Compass Contract Services Ltd	100
	Compass Entertainments Ltd	100
	Compass Experience Ltd	100
	Compass Food Services Ltd	100
	Compass Fresh Express Ltd	100
	Compass Group Foundation	100
	Compass Group Holdings PLC	100
	Compass Group Medical Benefits Ltd	100

England & Wales (continued)	Compass Group Pension Trustee Company Ltd	100
	Compass Group Trustees Ltd	100
	Compass Group UK & Ireland Ltd	100
	Compass Healthcare Group Ltd	100
	Compass Hospitality Demerger Ltd	100
	Compass Hospitality Group Holdings Ltd	100
	Compass Hospitality Group Ltd	100
	Compass Hotels Chertsey	100
	Compass International Holdings Ltd	100
	Compass Motorway Services Ltd	100
	Compass Nominee Company Number Fourteen Ltd	100
	Compass Office Cleaning Service Ltd	100
	Compass Overseas Holdings Ltd	100
	Compass Overseas Holdings No.2 Ltd	100
	Compass Overseas Investments No. 1	100
	Compass Overseas Investments No. 2	100
	Compass Overseas Investments No. 3	100
	Compass Overseas Investments No. 4	100
	Compass Overseas Investments No. 5	100
	Compass Overseas Investments No. 6	100
	Compass Overseas Investments No. 7	100
	Compass Overseas Investments No. 8	100
	Compass Overseas Investments No. 9	100
	Compass Overseas Investments No. 10	100
	Compass Overseas Investments No. 11	100
	Compass Overseas Investments No. 12	100
	Compass Overseas Investments No. 13	100
	Compass Overseas Investments No. 14	100
	Compass Overseas Investments No. 15	100
	Compass Overseas Investments No. 16	100
	Compass Overseas Services Ltd	100
	Compass Pension Trustees Ltd	100
	Compass Planning and Design Ltd	100
	Compass Purchasing Ltd	100
	Compass Quest Ltd	100
	Compass Restaurant Properties Ltd	100
	Compass Road Services Ltd	100
	Compass Roadside Ltd	100
	Compass Security Ltd	100
	Compass Services (Midlands) Ltd	100
	Compass Services (U.K.) Ltd	100
	Compass Services For Hospitals Ltd	100
	Compass Services Group Ltd	100
	Compass Services Ltd	100
	Compass Services Trading Ltd	100
	Compass Services, UK and Ireland Ltd	100
	Compass Site Services Ltd	100
	Compass Staff Services Ltd	100
	Compass UK Pension Trustee Co Ltd	100
	Cookie Jar Ltd	100

England & Wales (continued)	Cretegame Ltd	100
	Crisp Trustees Ltd	100
	Customised Contract Catering Ltd	100
	CRN 1990 (Four) Ltd	100
	Donegalway Restaurants Ltd	100
	DRE Developments Ltd	100
	Duobridge Ltd	100
	Eaton Catering Ltd	100
	Eaton Wine Bars Ltd	100
	Eurest Airport Services Ltd	100
	Eurest Defence Support Services Ltd	100
	Eurest Offshore Support Services Ltd	100
	Eurest Prison Support Services Ltd	100
	Eurest UK Ltd	100
	Everson Hewett Ltd	100
	Express Cafes Ltd	100
	Facilities Management Catering Ltd	100
	FADS Catering Ltd	100
	Fairfield Catering Company Ltd	100
	Funpark Caterers Ltd	100
	Goodfellows Catering Masnagement Services Ltd	100
	Gruppo Events Ltd	100
	Hallmark Catering Management Ltd	100
	Hamard Catering Management Services Ltd	100
	Hamard Group Ltd	100
	Harry Ramsden's (Restaurant) Ltd	100
	Harry Ramsden's Plc	100
	Heathcotes at Anfield LLP	100
	Henry Higgins Ltd	100
	Hospital Hygiene Serices Ltd	100
	Hospitality Holdings Ltd	100
	Kennedy Brookes Finance Ltd	100
	Keith Prowse Ltd	100
	Kitevale Ltd	100
	Knightsbridge Catering Ltd	100
	Knott Hotels Company of London	100
	Leisure Support Services Ltd	100
	Langston Scott Ltd	100
	Leith's Ltd	100
	Letheby & Christopher Ltd	100
	Meal Service Company Ltd	100
	Meltway Ltd	100
	Meritglen Ltd	100
	Merryweathers Ltd	100
	Milburns Catering Contracts Ltd	100
	Milburns Ltd	100
	Milburns Restaurants Ltd	100
	Millie's Cookies (Franchise) Ltd	100
	Millie's Cookies (Retail) Ltd	100
	Millie's Cookies Ltd	100

England & Wales (continued)	Millie's Ltd	100
	Moba Ltd	100
	Momentum Services Ltd	49
	Moto Hospitality Ltd	100
	National Leisure Catering Ltd	100
	New Famous Foods Ltd	100
	Nextonline Ltd	100
	NLC (Holdings) Ltd	100
	NLC (Wembley) Ltd	100
	Oval Events Limited	100
	P&C Morris (Catering) Ltd	100
	P&C Morris Catering Group Ltd	100
	Parmatone Ltd	100
	Pavilion Services Group Ltd	100
	Pavilion Services Ltd	100
	Pavilion Services Trustees Ltd	100
	Payne & Gunter Ltd	100
	Pennine Services Ltd	100
	Peter Parfitt Sport Ltd	100
	Peter Parfitt Leisure Overseas Travel Ltd	100
	Poplar 2000 Ltd	100
	Prideoak Ltd	100
	QCL Ltd	100
	Quadrant Catering Ltd	49
	Quaglino's Ltd	98.5
	Quayside Ltd	100
	Reliable Refreshments Ltd	100
	Retail Vending Ltd	100
	Rhine Four Ltd	100
	Rhine One Public Limited Company	100
	Roux Fine Dining Ltd	100
	Scolarest Ltd	100
	Security Office Cleaners Ltd	100
	Select Service Partner Airport & Marine Restaurants Ltd	100
	Select Service Partner Ltd	100
	Select Service Partner Promotions Ltd	100
	Select Service Partner Retail Catering Ltd	100
	Selecta UK Ltd	100
	Selkirk House (CVH) Ltd	100
	Selkirk House (FP) Ltd	100
	Selkirk House (GHPL) Ltd	100
	Selkirk House (GTP) Ltd	100
	Selkirk House (WBRK) Ltd	100
	Shaw Catering Company Ltd	100
	Ski Class Ltd	100
	Storegrove Ltd	100
	Summit Catering Ltd	100
	Sunway Contract Services Ltd	100
	Sutcliffe Catering Midlands Ltd	100
	Sutcliffe Catering South East Ltd	100

England & Wales (continued)	T.F. Employee Share Ownership Trust Ltd	100
	Thames Valley Restaurants Ltd	100
	The Bateman Catering Organization Ltd	100
	The Excelsior Insurance Company Ltd	100
	The Original Cookie Company Ltd	100
	THF Oil Ltd	100
	Tunco (1999) 103 Ltd	100
	Twinstem Ltd	100
	Vendcare Services Ltd	100
	Vendcare (Holdings) Ltd	100
	Vendpac Holdings Ltd	100
	Vendepac Services Ltd	100
	Vicstreet Ltd	100
	Waseley (Cataexchange) Ltd	100
	Waseley (Chartwells) Ltd	100
	Waseley (Eurest) Ltd	100
	Waseley (Experience) Ltd	100
	Waseley (Express Cafes) Ltd	100
	Waseley (Fairfield) Ltd	100
	Waseley (HH) Ltd	100
	Waseley (Milburns) Ltd	100
	Waseley (Office Cleaning) Ltd	100
	Waseley (P&C Morris) Ltd	100
	Waseley (Roux) Ltd	100
	Waseley Eleven Ltd	100
	Waseley Nominees Ltd	100
	Waseley Roadside Restaurants Ltd	100
	Waseley Thirteen Ltd	100
	Welbourne Caterers Ltd	100
	Welbourne Ross plc	100
	Welbrooke Ltd	100
	Wembley Sports Arena Ltd	100
	Wheeler's Restaurants Ltd	100
	Whistlestop Airports Ltd	100
	Whistlestop Foods Ltd	100
	Whistlestop Operators Ltd	100
	Willoughby (66) Ltd	100
	Woodin & Johns Ltd	100
Estonia	Select Service Partner Eesti AS	100
	Selecta Eesti OU	100
Finland	Selecta OY	100
	Eurest Finland OY	51
	Ateria Henkilöstöravintola OY	51
	Gourmet Nova Finland OY	60
	Avecra OY	40
France	Compass Group France SAS	100
	Compass Group France, Enseignement, Santé et Services Hôteliers SAS	100
	Oredia SAS	100
	Estredia SAS	100

France (continued)	Eurest Monaco SA	100
	Frest SAS	51
	Société d'Exploitation du Chalet de la Porte Jaune	100
	Valparaiso SA	35
	Pâtisseries de France SAS	100
	Société des Cuisiniers Réunis	100
	Select Service Partner SAS	100
	Eurest Sports & Loisirs SAS	100
	Repas Plus SAS	100
	Regiself SAS	100
	La Petite Marmite SAS	100
	Sopregi SAS	100
	Sopregim SAS	80
	Eurest France SAS	100
	Servirest SAS	100
	Mediance SAS	100
	Eurest International SNC	100
	SHRM Angola SA	100
	SIA SA	100
	DSIA SA	33.33
	Tramar Voyages SNC	100
	Albia Assurances et Cie.	100
	Plurivalor SNC	100
	Société de Manutention de la Balagne SNC	100
	Corse Consignation et Représentation SNC	100
	Interville PC et Cie	100
	SAFAA SA	100
	Selecta SA	100
	Approfrais SA	100
	Les boutiques Bonnes Journées SA	100
	Catering Aérien Développement SA	100
	Catering Aérien Perpignan SA	100
	Catering Aérien Nice SARL	100
	Catering Aérien Lyon SARL	100
	Catering Aérien Strasbourg SARL	100
	Catering Aérien Services SARL	100
	Catering Aérien Marseille SARL	100
	Catering Aérien Montpellier SARL	100
	Catering Aérien Toulouse SARL	100
	Catering Aérien Toulon SARL	100
	Catering Aérien Paris SARL	100
Gabon	Eurest Services Gabon SA	100
Germany	Compass Group Deutschland GmbH	100
	Restorama Verwaltungs GmbH	100
	Restorama GmbH & Co. KG	100
	Restorama GmbH	100
	Restorama Bremen GmbH	51
	Onama Deutschland GmbH	60
	Eurest Catering Service GmbH	100
	Eurest Deutschland GmbH	100

Germany (continued)	Höchst Service Gastronomie GmbH	75
	Mediserve Klinikdienste GmbH	100
	Select Service Partner Restauration GmbH	100
	Eurest Sports & Food GmbH	100
	Otaro Gastronomie GmbH	100
	Medirest Deutschland GmbH	100
	OSC GmbH	100
	OSC GmbH Sachsen Anhalt	100
	OSC GmbH Schleswig Holstein	100
	OSC GmbH Bayern	100
	CCS Clinic Catering Service OHG	100
	KGE Klinik Gastronomie Eppendorf GmbH	49
	CKW Catering Klinikum Wuppertal GmbH	49
	VitaServ Klinikdienste Berlin GmbH	26
	Selecta Holding AG	100
	Selecta Deutschland GmbH	100
	MPV Automaten GmbH	100
	BCA Betriebs-Catering GmbH	100
Greece	Eurest Inflight Services Hellas SA	100
	Macedonia Catering SA	100
	Eurest Hellas SA	51
	Eurest Platis SA	25.5
	Louis Sbarro Estiatoria Hellas SA	70
	Epichirisis Fagitou Levendi SA	44.5
Hong Kong	Compass Group Hong Kong Ltd	100
	Encore Catering Ltd	100
	Select Service Partner Hong Kong Ltd	100
Hungary	Eurest Etteremuzemeltelo KFT	100
	Louis (Hungaria) Tourism and Louis Catering Ltd	70
Iceland	Selecta Iceland	49.8
India	Radhakrishna Hospitality Services Ltd	50
	SHRM Food & Allied Services Pte Ltd	50
	Skyline Caterers Private Limited	100
Indonesia	PT Alam Orientaljaya	100
	PT Abdi Jasakarya	100
	PT Prasmanindo Boga Utama	100
Isle of Man	Consolidated Services Limited	100
	Queen's Wharf Insurance Services Ltd	100
Ireland	Amstel Limited	100
	Catering Management Ireland Ltd	100
	Cheyenne Ltd	100
	Compass Catering Services Ireland Ltd	100
	Drumburgh Ltd	100
	GMFS	100
	Ilderstone Ltd	100
	Lough Erne Holiday Village Ltd	100
	Management Catering Services Ltd	100
	National Catering Ltd	100
	Rushmore Investment Company Ltd	100
	Select Service Partner Ireland Ltd	100

Country	Company	%
Ireland (continued)	Selecta Refreshments Ltd	100
	SSPI Manufacturing Ltd	100
	Sutcliffe Ireland Ltd	100
	Zadca Ltd	100
Italy	Compass Group Italia SpA	100
	Full Rest Italia Srl	100
	Onama SpA	60
	La Ristorazione SpA	100
	Moto SpA	50
	Plose Veneta Srl	50
	Eurest Support Services Srl	100
	Select Service Partner SpA	100
	Food Network Srl	30
Japan	Compass Group Holding (Japan) KK	80
	Compass Group Japan Ltd	80
	Seiyo Food Systems Holding Inc	80
	Seiyo Food Systems Inc	80
	Eishoku Food Service Co., Ltd (Kita-Kyushu)	80
	EFS Co., Ltd (Osaka)	80
	Snow Brand Parlor Co., Ltd	80
	Sun Food Center Co., Ltd	80
	Seiyo Food Systems Kyushu Inc	61
	Seiyo Foods System Ltd	80
	Food Supply Inc	80
	Lapista Inc	72
	Food Life Inc	72
	Mediforce Inc	80
	Mediforce Kagoshima Inc	40
	Medix Inc	80
Jersey	Lewis Investments Ltd	100
Kazakhstan	Too Eurest Support Services	100
	Too Eurest Raytheon Support Services	50
Kenya	Kenya Oilfield Services Ltd	100
Latvia	SIA Selecta	100
Lebanon	USM Compass SAL	25.5
Lithuania	UAB Selecta	100
Luxembourg	Eurest Luxembourg SA	100
	Automat' Services SARL	100
	Novelia Senior Services SA	100
	Innoclean SA	90
	Geria SA	25
	Selecta SA	100
Malaysia	Restomas Sdn Bhd	100
	Eurest Inflight Services (M) Sdn Bhd	100
	Saji Bumi Sdn Bhd	100
	Urusan Bakti Sdn Bhd	100
	EM-SSIS Services Sdn Bhd	100
	Athens-Link (M) Sdn Bhd	100
	SHRM Sdn Bhd	100
Mali	Compass Mali SA	100

Country	Company	%
Malta	Eurest (Malta) Ltd	33.33
Mexico	Eurest SA de CV	100
	Inflight Services Mexico SA de CV	100
	Eurest Proper Meals de Mexico SA de CV	100
	Proper Meals de Jalisco SA de CV	75
	Servicios Corporativos Eurest-Proper Meals de Mexico SA de CV	100
	SHRM de Mexico SA de CV	100
Morocco	Eurest Maroc SA	100
	Eurest Santé Maroc SA	100
Netherlands	Compass Group Vending Holding BV	100
	Compass Group International BV	100
	Compass Group International 2 BV	100
	Compass Group International 3 BV	100
	Compass Group International 4 BV	100
	Compass Group International 5 BV	100
	Compass Group International 7 BV	100
	Rail Gourmet Netherlands BV	100
	Eurest Support Services Sakhalin BV	100
	Compass Group Holding BV	100
	Compass Group Nederland Holding BV	100
	Compass Group International Finance 1 BV	100
	Compass Group International Finance 2 BV	100
	Klynos Nederland BV	33
	Compass Group Nederland BV	100
	Dishcovery Catering BV	100
	Eurest Support Services BV	100
	CGI Holdings (1) BV	100
	CGI Holdings (2) BV	100
New Caledonia	Eurest Calédonie SARL	100
New Zealand	Eurest New Zealand Ltd	100
Nigeria	Whassan Eurest Nigeria Ltd	90
	Eurest Support Services (Nigeria) Ltd	100
Norway	Compass Holding Norge AS	100
	Rail Gourmet Togservice Norge AS	50
	Eurest Personal Restauranter AS	100
	Eurest AS	100
	Select Service Partner AS	100
	Eurest Support Services AS	100
	Chalk Service Holding AS	100
Oman	Waleed Catering & Services Co. LLC	100
Papua New Guinea	Eurest (South Pacific) Pty. Ltd	100
	Eurest (PNG) Catering & Services Ltd	100
	Eurest (PNG) Ltd	100
	Longmont Ltd	51
	Gobe Catering Ltd	51
	Eurest Misima Ltd	60
	Eurest Gigera Camp Services Ltd	51
	IP&O camp Services LTd	70
	IPI Hotels Ltd	50

Papua New Guinea (continued)	Lotic Poon PNG Ltd	50
	Kutubu Catering Ltd	51
Peru	Compass Catering y Servicios Peru SA	100
	Compass Selva Catering y Servicios Peru SA	100
	Sabromeals Peru SA	100
Philippines	Compass Group Philippines, Inc	100
Poland	Eurest Poland Sp z.o.o.	100
	Louis Tourist Agency Ltd	70
	Selecta Polska Sp zoo	100
Polynesia	SHRM Polynesie SA	100
	Manureva Food Société Civile	100
	SHR Touristique	100
Portugal	Eurest Portugal, Lda	100
	Eurest Gate Gourmet Faro – Serviços de Catering, Lda	50
	RG Portugal, Lda	100
Qatar	Compass Catering Services WLL	100
Romania	Eurest Rom SRL	100
Russia	Vnukovo-Eurest Ltd	50
	Eurest Pit Services 000	100
	Louis Catering Ltd	100
Scotland	CCG (UK) Ltd	100
	Coffee Partners Limited	100
	Compass Offshore Catering Ltd	100
	Compass Scottish Site Services Ltd	100
	DJH Leisure Ltd	100
	Princebilt Hotels Ltd	100
	Waseley (CVI) Ltd	100
	Waseley (CVS) Ltd	100
Singapore	SHRM Far East Pte Ltd	100
	Consolidated Services (SE Asia) Pte Ltd	100
	Select Service Partner (Singapore) Pte Ltd	100
	ACS Pacific Pte Ltd	100
Slovakia	Eurest SPOL s.r.o.	100
	AS Selecta s.r.o.	100
Slovenia	Eurest d.o.o.	100
South Africa	Compass Group Southern Africa (Pty) Ltd	64.87
	Firhold (Pty) Ltd	56.08
	Makhugiso (Pty) Ltd	41.45
Spain	Compass Group Holdings Spain, S.L.	100
	Eurest Inflight Services Holding, S.L.	100
	Eurest Colectividades SA	100
	Eurest S.A.	100
	Air CPU, S.L.	100
	Eurest Servair, S.L.	65
	Colectividades Insulares, S.L.	100
	Hostemed, S.L.	70
	Embaton, S.L.	65
	Travelodge Hoteles España, S.L.	100
	Rail Gourmet España, S.A.	100
	AB Servicios Selecta España, S.A.	100

Spain (continued)	EIS Maritimo, S.L.	50
	Foodlasa, S.L.	50
	Scandinavian Services Partners SA	100
	S.S.P. S.L.	100
	Select Service Partner SA	100
Sudan	Kenya Oilfield Services Limited	100
Sweden	Compass Group Sweden AB	100
	Scandinavian Service Partner AB	100
	Klarago AB	100
	Chalk Offshore AB	100
	Rail Gourmet Sverige AB	100
	Eurest AB	100
	Dala Maltidsservice AB	55
	Selecta Holding AB	100
	Selecta AB	100
	Selecta Sundsvall AB	100
	Selecta Göteborg AB	100
	Kjell Färnström Fastifhetsbolag AB	100
	Selecta Trollhätten AB	100
Switzerland	Selecta Group AG	100
	Selecta Management AG	100
	Selecta TMP AG	100
	Sevita AG	100
	Publinet AG	100
	Selecta AG	100
	Avag Betriebsverpflegungs AG	100
	Swiss-O-Mat AG	100
	Schweizerische Automatengesellschaft AG	100
	Compass Group (Schweiz) AG	100
	Compass Group (Suisse) SA	100
	Creative Gastro Management AG	100
	Restorama AG	100
	Rail Gourmet Holding AG	100
Thailand	Compass Group Services Co., Ltd	100
	Eurasia Holdings Co., Ltd	77.5
	Eurasia Services (Thailand) Ltd	77.5
	Eurasia Property Services (Thailand) Ltd	77.5
	Eurasia Management (Thailand) Ltd	77.5
	Select Service Partner Thailand Ltd	49
Tunisia	Société de Distribution Automatique SA	49
	Tunisie Catering SA	34
	Compass Services Tunisie SA	100
	Select Service Partner Tunisie SA	51
Turkey	Eurest Inflight Yemek Servisleri AS	100
Turkey (continued)	Sofra Yemek Uretim Ve Hizmet A.S.	59.2
	Parilti Toplu Yemek Üretim ve Hizmet AS	59.2
	Damak Hazir Yemek Üretim ve Hizmet AS	29.6
	AB Selecta Satis Otomatlari Servis Ve Ticaret AS	49
United Arab Emirates	Abu Dhabi National Hotels – Compass Emirates LLC	50
	Abu Dhabi National Hotels – Compass LLC	50

United Arab Emirates (continued)	Abu Dhabi National Hotels – Compass Middle East LLC	50
	Abu Dhabi National Hotels – Compass Caterers LLC	50
USA	ABP Acquisition Holdings Corp	100
	ABP Corporation	100
	Acapulco Franchising Inc (CA)	100
	Ace Foods Inc	100
	AD Skills Ltd (NY)	100
	Anaheim Naples Corp	100
	Bon Appetit Management Co	100
	Brasserie Inc (NY)	100
	Brasserie Restaurant Corp (NY)	100
	Canteen Special Energy Corporation	100
	Cataforce Inc	100
	Chamberlain House Inc (NY)	100
	Charlie Brown's of Brandenton Inc (FL)	100
	Charlie Brown's of Pinellas County Inc (FL)	100
	Charlie Brown's of West Orange Inc (NJ)	100
	CG Capital LLC	100
	Compass One LLC	100
	Compass Two LLC	100
	Compass Holdings Inc	100
	Compass Group of Michigan Inc	100
	Compass Group USA Investments LLP	100
	Compass Group USA Inc	100
	Convenience Foods International Inc	100
	Country Motor Lodge of Sturbridge Inc (MA)	100
	Critical Clinic Technology	100
	Crothall Asset Management Inc	100
	Crothall Education Services Inc	100
	Crothall Facilities Management Inc	100
	Crothall Holdings Corporation	100
	Crothall Healthcare Inc	100
	Crothall Services Group	100
	Culinary Service Network Inc	100
	Culinary Solutions Inc	100
	Custom Management Corporation of Pennsylvania	100
	Custom Management Corporation	100
	Drake Management Services Inc	100
	Eurest Employment Services LLC	100
	Eurest-Field Support Services LLC	60
	5111 W. Lexington Building Corporation	100
	Flik International Corp	100
	Flik One LLC	100
	Fort Hill Supply Company (MA)	100
	GIS Services Inc	100
	Hygiene Services Systems Inc	100
	Intellex Corporation	100
	Inter Pacific Management Inc	100
	John C Metz & Associates Inc	100
	Leone's at Milford Inc (NY)	100

USA (continued)	Leone's Restaurant Corp (NY)	100
	Levy Premium Foodservice LP	99
	Mamma Leone's Corp NV	100
	Mamma Leone's Property Corp (NY)	100
	Marcorp Diversified Inc	100
	Micocomplete Cleaning Services Inc	100
	Morrison Holding Company	100
	Morrison Investment Company Inc	100
	Morrison Management Specialists Inc	100
	Morrison Team Services Inc	100
	Morrison's Custom Management Corporation of	100
	Pennsylvania	100
	Morrison's Health Care of Texas Inc	100
	Naples Restaurant Corp (NV)	100
	Newport Food Service Inc	100
	Panevino Inc	100
	The Patina Group LLC	100
	PFM Kansas Inc	100
	Prodline Inc	100
	Public House Inc (NY)	100
	Quality Food Management Inc	100
	R A Arch Street Corp (PA)	100
	R A Arts Corp (MA)	100
	R A Centre Inc (CA)	100
	R A C Holdings Corp	100
	R A Controls Inc (NY)	100
	R A Employee Service Corp (NY)	100
	R A F Street Corp (DC)	100
	R A 57 Corp (NY)	100
	R A Garden Corp (NY)	100
	R A Herald Square Corp (NY)	100
	R A Management Corp (DE)	100
	RAHALL Corp (OH)	100
	R A Headquarters (NY)	100
	R A Licensing Corp (TX)	100
	R A Mark Corp (DE)	100
	R A Museum Inc (PA)	100
	R A Music Inc (CA)	100
	R A Reno Airport (NE)	100
	R A River Corp (NY)	100
	R A Stadium Corp (OH)	100
	R A Tennis Corp (NY)	100
	RACN Corp (NY)	100
	RACAR Inc (NY)	100
	Racom Inc (NY)	100
	Raex Corp (NY)	100
	Ragm Inc (NY)	100
	RAJOR Inc (NY)	100
	Rambassy of Alexandria Inc (VA)	100
	Rambassy of DC Inc (DC)	100

USA (continued)	Rambassy of Parsippany Inc (NJ)	100
	ambassy of Secaucus Inc (NJ)	100
	Rame Inc (NY)	100
	RANYST Inc (NY)	100
	RAPARK Corp (NY)	100
	Rapera Inc (NY)	100
	RAROC Inc (NY)	100
	RARYE Corp (NY)	100
	RASD Corp (CA)	100
	RASMITH Corp (DC)	100
	RASO Inc (NY)	100
	RATIME Corp	100
	RAUN Inc (NY)	100
	RAWEB Corp (NY)	100
	RAWORTH Corp (CO)	100
	Restaurant Associates Corp (DE)	100
	Restaurant Associates Development Corp (DE)	100
	Restaurant Associates Events Corp (NY)	100
	Restaurant Associates Sports Corp (NJ)	100
	Restaurant Associates Inc (NJ)	100
	Restaurant Associates Inc (NY)	100
	Robert Day Dean Catering Inc (NY)	100
	St Clair's (Inc) (MA)	100
	17 University Place Restaurant Inc (NY)	100
	Statewide Services Inc	100
	Sturbridge Hotel Corp (MA)	100
	The Office at South Orange Inc (NJ)	100
	The Office at Tea Neck Inc (NJ)	100
	The Patina Group LLC (CA)	100
	Tillyer Property Inc (MA)	100
	Trinity Services Group Inc	100
	University Food Services Inc	100
	Vendlink LLC	100
	Victor Kramer Company Inc	100
	What's Your Beef IV (NJ)	100
	Yorkmont Four Inc	100
	Zum Zum Ltd (ON)	100
	Zum Zum Restaurants Inc (NY)	100
Venezuela	Servicios Evcaven CA	100
	SHRM de Venezuela CA	100
	Servicios Costa Afuera CA	100